As filed with the Securities and Exchange Commission on October 18, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BACKBLAZE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	20-8893125
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Ben Franklin Ct

San Mateo, CA 94401

(650) 352-3738

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gleb Budman

Chief Executive Officer

Backblaze, Inc.

500 Ben Franklin Ct

San Mateo, CA 94401

(650) 352-3738

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bennett L. Yee Jeffrey R. Vetter Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 550 Allerton St Redwood City, CA 94063	Tom MacMitchell General Counsel Backblaze, Inc. 500 Ben Franklin Ct San Mateo, CA 94401 (650) 352-3738	Stuart Bressman White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.0001 par value per share	$100,000,000.00	$9,270

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 18, 2021

PROSPECTUS

            Shares

Class A Common Stock

This is Backblaze, Inc.’s initial public offering. We are selling              shares of our Class A common stock.

We expect the public offering price to be between $ and $ per share. Currently, no public market exists for our Class A common stock. After pricing of the offering, we expect that the shares will trade on the NASDAQ Global Market under the symbol “BLZE.”

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting, transfer, and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. See the section titled “Description of Capital Stock” herein for additional information on our capital stock. The holders of our outstanding shares of Class B common stock will hold approximately     % of the voting power of our outstanding capital stock immediately following this offering, and our founders and executive officers as a group will hold, or have the ability to control, approximately     % of the voting power of our outstanding capital stock immediately following this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Investing in the common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

At our request, the underwriters have reserved up to             shares of our Class A common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain of our business partners and qualifying customers who are located in the United States. See the section titled “Underwriting.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2021.

Oppenheimer & Co.	William Blair	Raymond James

JMP Securities	B. Riley Securities

Lake Street

The date of this prospectus is                     , 2021

We make it astonishingly easy to store, use, and protect data.

~500,000 Customers[1]

Across 175+ Countries

32% YoY
Revenue Growth[2]

Q2 2021 METRICS

$65 Million ARR
> 98% Recurring[3]

~110% NRR[3]

B2 CLOUD STORAGE

$55 Billion
2025 Mid-market Opportunity[4]

> 60% YoY
Revenue Growth for B2[2]

~130% NRR
B2 Cloud Storage[3]

CORPORATE

< $3 Million
Outside Equity Investment Through 2020

$(7) Million
Net Loss[2]

> 3 Million
Blog Readers Annually[2]

4.9 of 5 ★★★★★
Glassdoor Rating[1]

(1) As of September 30, 2021
(2) For the fiscal year ended December 31, 2020
(3) As of June 30, 2021
(4) IDC Worldwide Public Cloud Infrastructure as a Service Forecast (September 30, 2021); Mid-market defined as businesses and organizations 10 to 999 employees

Customers

GLADSTONE INSTITUTES

"Everything we can do to get our scientists back to working on their data directly benefits humanity. Backblaze enables us to empower them so they can work as fast as they're realistically able to."

ALEX ACOSTA
Senior Security Engineer
Gladstone Institutes

APT American Public Television

"The affordability and performance of Backblaze B2 is what allowed us to make the cloud part of the APT data storage and distribution strategy into the future."

GERRY FIELD
VP of Technology & Distribution Services
American Public Television

GOOD EATS

"Adding Backblaze B2 was the biggest quality of life improvement I could have hoped for."

ERIC BIGMAN
Head Of Post-Production/Editor
"Good Eats: Reloaded" & "Good Eats: The Return"

Crisp Video

"I'm a huge advocate for the platforms that we can set up and forget about. With Backblaze, we're good to go."

MICHAEL MCMULLAN
Director Of Production
Crisp Video Group

NODECRAFT

"By switching to Backblaze B2, we got all the performance we need, along with the flexibility of scalable cloud storage that works seamlessly with our preferred CDN. Now, we can continue adding new game titles without worrying about our ability to sustain growth."

JAMES ROSS
Co-Founder/CTO
Nodecraft

KONTENT CORE

"When architecting Kontent Core, we realized that Backblaze was so affordable and was so easily integrated into our application that we didn't have to add complexity to our app to recover storage costs or rate-limit storage use. This means there is no 'rate-limiter' on our business."

ANDREW KNOX
CEO, Chief Creative Officer
Kontent Core

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Backblaze,” or the “Company” refer to Backblaze, Inc.

Our Mission

Data is the digital world’s most precious resource.

Our mission is to make storing, using, and protecting that data astonishingly easy.

Company Overview

We are a leading storage cloud platform, providing businesses and consumers cloud services to store, use, and protect their data in an easy and affordable manner. We provide these cloud services through a purpose-built, web-scale software infrastructure built on commodity hardware. From genome sequencing to mapping the world, from saving lives to playing online games, from interacting with a business to running one, data is central to modern existence. By substantially reducing the complexity and frustration of storing, using, and protecting data, we empower customers to focus on their core business operations. Through our blog and culture of transparency, we have built a devoted community of millions of readers and brand advocates. Referrals from our community of brand advocates, combined with our highly efficient and primarily self-serve customer acquisition model and an ecosystem of thousands of partners, have allowed us to attract over 480,000 customers. These customers use the Backblaze Storage Cloud platform across more than 175 countries to grow and protect their business data on our approximately 2 exabytes, or 2 trillion megabytes, of data storage under management. As businesses and consumers shift to the cloud, we believe our cloud services will increasingly become a foundational element of their overall technology stack.

At its founding, Backblaze set out to simplify the process of storing, using, and protecting data. Over the following years we focused relentlessly on cutting away the complexity common among diversified cloud vendors’ services and legacy on-premises system vendors. Today, our solutions are differentiated by their ease of use and affordability. Focusing on storage use cases and promoting an open ecosystem allows us to integrate well with a broad range of partners. From our straightforward pricing model, to our transparent communication with customers, to the popular and insightful content on our blog—we have established ourselves as an open and trusted provider and partner.

The Backblaze Storage Cloud provides the core platform for our cloud services. This storage cloud organizes, safeguards, and keeps over 500 billion files available on demand and is designed to store trillions more in the future. Through our purpose-built software, we provide a platform that is durable, scalable, performant, and secure. This software manages our global physical infrastructure of nearly 200,000 hard drives and one terabit per second (one million megabits) of network capacity across 5 data centers that are interconnected by private network infrastructure. Our scale, along with our efficiency and expertise developed over years of growing the Backblaze Storage Cloud, provide a robust platform and significant barriers to entry. Our two cloud services that we offer on our Storage Cloud are:

•	Backblaze B2 Cloud Storage: Enables customers to store data, developers to build applications, and partners to expand their use cases. The amount of data stored in this cloud service can scale up and down as needed on a pay-as-you-go basis. This service is offered as a consumption-based Infrastructure-as-a-Service (IaaS) and serves use cases including backups, multi-cloud, application development, and ransomware protection.

•

Backblaze Computer Backup: Automatically backs up data from laptops and desktops for businesses and individuals. This cloud backup service offers easily understood flat-rate pricing to continuously back up a virtually unlimited amount of data. This service is offered as a subscription-based Software-as-a-Service (SaaS) and serves use cases including computer backup, ransomware protection, theft and loss protection, and remote access.

Public cloud adoption has been rapid and transformational for a wide range of companies. However, the market is demanding alternatives to the traditional, diversified public cloud vendors for multiple reasons. These public cloud vendors have increasingly focused on the largest enterprises, resulting in significant complexity in their products and pricing that leaves behind mid-market businesses. Due to their walled-garden approach, these public cloud vendors have made it expensive for customers to use their data in multi-cloud and hybrid cloud deployments and with other independent cloud platforms. Additionally, these diversified public cloud vendors increasingly compete with their customers and partners in an ever-widening range of industries.

Backblaze, on the other hand, is designed to fulfill major unmet market needs, particularly among mid-market businesses, by providing straightforward cloud storage offerings with easy-to-understand and affordable pricing from a trusted and independent provider.

Our solutions are designed for individuals and businesses of all sizes and across all industries but have a particularly strong appeal to mid-market organizations (which we define as organizations with 10 to 999 employees) due to their desire for easy-to-use and cost-effective solutions. We serve both the Public Cloud IaaS Storage market and Data-Protection-as-a-Service (DPaaS) market. According to forecasts from International Data Corporation (IDC), the worldwide market for Public Cloud IaaS Storage is $27.6 billion in 2020 and is expected to grow to $91.0 billion by 2025. Additionally, according to IDC, the worldwide market for DPaaS is $7.7 billion in 2020 and expected to grow to $18.4 billion by 2025. Based on our analysis of IDC data, we believe the Backblaze opportunity in the mid-market alone for Public Cloud IaaS is expected to grow to $54.6 billion by 2025, representing a CAGR of 27%, and for DPaaS to $11.0 billion by 2025, representing a CAGR of 19%.

We have a highly efficient go-to-market model that is built on a self-serve selling motion. Prospective customers find us through a variety of channels including our website, partners, and brand advocates. We have fostered deep community engagement with valuable content we share on our blog—in 2020 alone, more than 3 million readers consumed content that we shared there. Our content encourages organic, inbound traffic that we believe serves as our greatest source of advocates and referrals. Our frictionless free trial and self-serve sign-up processes help convert our blog readers and referrals from our brand advocates into customers, with over 80% of our revenue in 2020 coming from self-serve customers. In addition to generating customers, a community of thousands of partners has arisen as a result of our efforts. Our developer, alliance, and managed service provider (MSP) partners expand use cases and attract customers, thereby increasing usage of our Storage Cloud and helping to drive revenue growth. New customers and partners ultimately lead to more insight, content, and community engagement, which creates a positive feedback loop that drives additional customers and partners. In addition to our self-serve selling motion, in recent years we have begun to invest in a sales-assisted selling motion to identify opportunities to increase business with existing customers and to assist larger customers in adopting our services. Our sales-assisted selling motion has experienced substantial growth and helps customers that, in 2020, were approximately 20 times larger in terms of average revenue per customer than our self-serve customers. These efficient and effective go-to-market motions have helped us grow rapidly.

Substantially all of our revenue is recurring in nature. We employ a land-and-expand model that drives additional revenue from existing customers. As customers generate, store, and back up more data, their use of our platform increases, creating natural opportunities for revenue expansion. We are able to further expand our relationships with our customers when they adopt new features and use cases that lead to increased usage of our platform. Our land-and-expand strategy is evidenced by our overall net revenue retention rate of 113% and 114% as of December 31, 2019 and 2020, respectively.

Our B2 Cloud Storage revenue grew by 66% during the year ended December 31, 2020 and our Computer Backup revenue grew by 23% during the year ended December 31, 2020. We also have recently launched offerings such as Extended Version History, multi-region selection and our new ransomware protection functionality, Object Lock. By expanding our offerings, we are able to further expand our revenue and market opportunity.

Our operations have historically been efficient with limited outside investment. Prior to issuing $10.0 million of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) in a private financing round in August 2021, we had raised less than $3.0 million in outside equity since our founding in 2007. This has helped create a culture based on operational efficiency, creativity, and collaborative problem solving. This culture, combined with the software and infrastructure we have scaled, refined, and enhanced over a decade, our innovation roadmap, our efficient go-to-market, large community of brand advocates, and position as an independent cloud platform, is what enables us—now and in the future—to succeed. This is evident in the significant growth we have achieved in recent periods. In the years ended December 31, 2019 and 2020, our revenue was $40.7 million and $53.8 million, respectively, representing growth of 32%. We incurred net losses of $1.0 million and $6.6 million for the years ended December 31, 2019 and 2020, respectively. As of June 30, 2021, our annual recurring revenue was $64.8 million and we incurred net losses of $6.1 million for the six months ended June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for more information on annual recurring revenue.

Industry Background

We believe data is an increasingly critical part of the global economy. The fundamental shift in how data is created and consumed is fueling the growth and evolution of storage:

•

Data storage growth is rapidly expanding to enable our digital universe. Organizations ranging from large companies to small enterprises, startups, municipalities, and educational institutions are digitally transforming and must evolve to effectively compete, or risk becoming irrelevant to customers and being left behind by the market. From gaming to social media to streaming video, entire industries are being built around data. Modern advancements across a range of industries drive data creation and consumption from applications such as artificial intelligence and machine learning. Additionally, increasing regulatory and compliance requirements are also driving retention requirements. As a result, it is a business imperative for companies to retain significantly more data and keep it much longer.

•

Data is migrating to the cloud. Historically, data was managed on-premises using legacy storage systems. Organizations are increasingly migrating to the cloud to capitalize on improved flexibility, agility, and scalability, and much of their stored data is moving along with them. IDC estimates that approximately only 4% of global data was stored in public cloud environments in 2010 compared to a projected 53% in 2024.

•

Companies are choosing multi-cloud solutions and demanding alternatives to the diversified cloud vendors. Multi-cloud deployments are becoming more commonplace as companies seek to avoid vendor lock-in, minimize latency, and provide redundancy for their mission critical data.

According to Frost & Sullivan’s 2020 Global Cloud User Survey, 43% of respondents indicated current adoption of multi-cloud in 2020 and 84% of respondents indicated planned adoption of multi-cloud in 2022.

•

Non-specialists are making purchasing decisions and driving demand for easy, self-serve solutions. Today, IT generalists who are responsible for broad areas of technology, along with other professionals—including cinematographers, DNA scientists, and software developers—and a multitude of roles within an organization that have traditionally not had deep storage expertise can be the purchasing decision makers. These decision makers desire self-serve solutions that work easily and address their needs.

•

Developers are a driving force for digital transformation and technology selection. Developers and the applications they create are at the forefront of digital transformation, often guiding business strategy for organizations. As a result, developers are able to influence what technologies, platforms, and solutions are adopted by the broader organization, often seeking platform features such as self-serve, immediacy, and efficiency. Developer-focused, independent cloud platforms that provide services like payment processing, communications, compute, edge distribution, and more have generated billions in revenue by serving these customers. Vendors looking to capture a critical mass of developer mindshare are increasingly shaping their products and solutions to serve these preferences.

•

Cybersecurity threats, such as ransomware, are costly and on the rise. The frequency and impact of cybersecurity threats continues to grow, and the cost of these attacks is increasing. Cybersecurity Ventures estimates that the global cost of ransomware attacks alone will reach $20 billion in 2021, a significant increase compared to estimated damages of $11.5 billion and $8 billion in 2019 and 2018, respectively. Ransomware targets victims by encrypting their files and demanding payment for access to the decryption key. According to the Threat Landscape Report in 2020 by Bitdefender, the total number of global ransomware reports increased by 715% year over year in the first half of 2020.

Our Platform and Cloud Services

Our Platform: Backblaze Storage Cloud

The Backblaze Storage Cloud provides the core platform for our cloud services. This storage cloud organizes, safeguards, and keeps over 500 billion files available on demand and is designed to store trillions more in the future. By architecting our platform to administer this complexity, we free customers from having to worry about their data. Through our interfaces, customers can upload, manage, safeguard, build upon, and utilize their data while remaining free of the financial and logistical hurdles of maintaining on-premises technology or the complexity of administering diversified cloud solutions. The Backblaze Storage Cloud acts as the foundation for our two primary services, Backblaze B2 Cloud Storage and Backblaze Computer Backup. Each of these cloud services unlocks a multitude of use cases and additional services for our partners and customers.

Our Cloud Service Offerings

Backblaze B2 Cloud Storage. Backblaze B2 provides customers direct access to our Storage Cloud to store, use, and protect data. Users can access the platform through industry standard and native application programming interfaces (APIs) software development kits (SDKs), our web interface, or hundreds of third-party integrations. The wide range of options for accessing B2 Cloud Storage allows anyone to easily use it, including developers and partners who seamlessly integrate storage capabilities into their technology stack or build their own solutions on top of our platform. Customers also strategically tier backups of their core data systems to Backblaze B2, including on-premises and virtual machine servers and other high-capacity storage devices.

Backblaze B2 Use Cases

As companies adopt cloud infrastructure and undergo digital transformation, we believe Backblaze B2 will increasingly become a foundational element of our customers’ overall technology stack. Customers leverage Backblaze B2 for a wide range of use cases, including:

•

Public, hybrid, and multi-cloud data storage. Backblaze B2 supports customers who want the option to deploy different cloud configurations, whether to migrate to or build natively in the cloud, support a mixed on-premises and cloud environment, or who desire a neutral vendor in their multi-cloud strategy. Additionally, we provide customers solutions to enable all of these use cases with a combination of on-premises-to-cloud, synchronization, and cloud-to-cloud migration services.

•

Application development and DevOps. Software developers require key infrastructure building blocks—including storage, compute, databases, content delivery networks (CDNs), and more—to rapidly develop, deploy, and scale their applications. Backblaze B2 provides one of the most critical and frequently used of these building blocks to enable developers to store, use, and deliver data. With our easy-to-use APIs and on-demand platform, we allow developers to build efficiently and support their ability to scale with their success.

•

Content delivery and edge computing. Our Storage Cloud is connected to CDN and edge computing partners to store and deliver digital content to global audiences in a fast and easy manner. We serve as the origin store, making us the reliable place to house data for others to distribute.

•

Security and ransomware protection. We help protect data through a combination of cloud services and features. Backup services provide the primary line of protection against ransomware. Our Object Lock feature enables customers to lock files so that data cannot be illicitly modified or deleted. In addition, our privacy and authorization features ensure only appropriate entities can access their data. Our Lifecycle Rules also enable customers to easily support retention of their data to meet expanding regulatory and compliance requirements.

•

Media management. Backblaze B2 is the trusted provider to many companies that produce, edit, and deliver precious media content. Our solutions optimize media production workflows by allowing for the simultaneous ingestion and archiving of raw footage, providing scalable storage to free up media production storage systems, and enabling real-time delivery of media content directly from Backblaze B2.

•

Backup, archive, and tape replacement. Backblaze B2 provides customers with a scalable and affordable storage destination for their backup and archive needs. Customers automate backups for servers, network-attached storage (NAS), virtual machines, laptops and desktops, and other endpoints. Backups are readily available for quick retrieval and not constrained to a cold archive that puts organizations at risk by delaying access to critical data. Customers use our solution to replace complex legacy tape systems, as well as other legacy on-premises storage solutions and expensive, complex, diversified cloud vendor solutions.

•

Repository for analytics, artificial intelligence, and machine learning. Backblaze B2 serves as a destination for vast amounts of data at scale. Customers have the ability to store, directly access, and use their data in real time. This enables organizations to keep and use the data sets that underpin all analytics, artificial intelligence, and machine learning.

•

Internet of Things (IoT). The network of connected devices has grown considerably, driving the volume of data creation and the need for real-time accessibility. Backblaze B2 provides storage for data created and accessed by these devices. Our storage solutions can be used for a wide range of IoT use cases including storing data for surveillance systems, autonomous vehicles, and smart devices.

Backblaze Computer Backup. Our Computer Backup cloud service backs up laptops, desktops, and external hard drives in a continuous and automated fashion. Whether for home computers or a business’ full fleet of machines, customers can back up a virtually unlimited number of files without size or speed constraints. This cloud service includes a lightweight agent that runs locally on each end user’s computer, continuously searching for new and changed files in a manner unobtrusive to the user. When a new or changed file is detected, the altered data is backed up and sent to the Backblaze Storage Cloud. Once there, it is accessible to the end user or business administrator responsible for managing the account. In the event of data loss, customers can restore all or portions of their backed-up data.

Computer Backup

Use Cases

•	Mac and PC backup. Backs up all new and changed data on laptops, desktops, and external hard drives.

•	Ransomware protection. Backups provide a critical line of defense against ransomware, providing secure recovery of all data when customers’ systems are corrupted.

•

Theft and loss recovery. Data is backed up and available via our website and mobile applications, or data can be shipped worldwide on encrypted hard drives in the event of theft or loss. Customers can use our Locate My Computer functionality to also help retrieve lost or stolen computers.

•

Data Archiving. Computer Backup offers 30-day version history by default, but individual users and administrators can use Extended Version History for a fee to increase the retention period of deleted, changed, or updated files to one year or indefinitely.

•

Organization and MSP-level management. The Backblaze Groups functionality allows administrators to manage the backups of their business fleet through one centralized account, empowering organizations, MSP partners, and individuals with administrative features such as centralized billing, account maintenance, and system alerts.

•

Remote access. Customers can access all backed up files remotely through our website. Additionally, Backblaze provides mobile apps running on iOS and Android that provide customers convenient access from anywhere to their data stored with Backblaze, without requiring the customer to have a laptop or desktop computer with them.

Competitive Strengths

Our competitive strengths include:

•

Robust technology platform and rapid innovation. Our differentiated technology platform provides durable, available, scalable, performant storage at web scale, all while maximizing cost efficiency. We believe that the scale of our platform and the intellectual property we have gained through developing it, including our software management layer, provide a significant competitive moat. We also have a successful track record of launching new features and capabilities for our products, and we expect to continue doing so in the future.

•

Purpose-built for cloud storage. We are a pure-play storage provider and our engineering decisions are optimized for data storage use cases, which enables us to develop targeted solutions for the most critical storage needs of our customers. The result is easy, affordable, and predictable data storage and access.

•

Attractive ecosystem partner with best-of-breed cloud platforms. Our position as a storage provider purpose built for web scale, with interoperability and an open ecosystem in mind, creates natural partnership opportunities with other independent cloud platforms. This ecosystem of integrated partnerships provides customers the flexibility to choose the best combination of solutions and create the optimal technology stack for their needs. As the partner ecosystem expands, it provides for compounding revenue growth opportunities: each partner brings additional customers, each of these customers brings additional data, and each customer can adopt additional services.

•

Customer acquisition propelled by community-driven inbound marketing. Our content marketing engine—driven by our blog, which was visited by more than 3 million readers in 2020 alone—propels our highly efficient customer acquisition. We believe such a large, engaged audience and the trust we have developed organically with them over 14 years of sharing valuable, unique content, would be difficult for any competitor to replicate.

•

Frictionless go-to-market model. Customers can quickly test and sign up for our solutions through a self-serve process, which led to over 80% of our revenue in 2020. After signing up for our products, customers increasingly rely on the platform, generating, storing, and backing up more data, creating natural opportunities for revenue expansion.

•

Developer-friendly, interoperable platform. Our API-driven platform was built by developers for developers. We create a strong community among developers through our valuable, relevant blog content. With our free-to-test approach and self-serve sign up process, developers can get started quickly. Our native and S3 compatible API, SDKs, and command line interface (CLI) enable developers to easily integrate Backblaze B2 into their applications. And, our interoperability with other leading developer-focused cloud platforms allow developers to build on a best-of-breed technology stack without having to choose between access and affordability.

•

Efficiently serve the mid-market. Our frictionless go-to-market approach as well as our high-efficiency sales and support models offer a highly compelling solution that positions us to attract, win, and serve mid-market customers at scale.

•

Highly performant with a low total cost of ownership. Due to our purpose-built architecture, we provide solutions that are both highly performant and have a low total cost of ownership. We also partner with other leading cloud platforms to reduce or eliminate data transfer fees between our platforms, thereby providing further cost efficiency for customers.

•

Strong company culture drives performance and results. Our culture is a cornerstone of our company and provides a unique, enduring competitive advantage. As evidenced by our Glassdoor 4.9/5.0 rating, 100% CEO Approval, and 100% Recommend to a Friend ratings as of December 31, 2020, we have a strongly aligned and engaged workforce with little employee turnover and long tenure.

•

In trusted and neutral hands. With approximately 2 exabytes of data storage under management and a 14-year track record, our Storage Cloud has been proven over time and significant use to be a trusted solution for customers. As an independent storage cloud platform, we align with the interests of our customers and partners. We do not aim to compete with our customers and we do not sell their data. Our long track record and independence, combined with our desire to do business and communicate in an open, transparent manner helps us succeed with our customers and partners.

Our Growth Strategy

Key elements of our growth strategy include:

•

Accelerate customer acquisition. A key component of our growth has been fueled by our content engine, free-to-test approach, and self-serve sign-up process. We are accelerating our customer acquisition through increased investments in content creation, thought leadership, social media engagement, search engine optimization, and public relations campaigns with the goal of growing our community and attracting new visitors. Additionally, in recent years we have begun to invest in a sales-assisted selling motion to identify opportunities to increase business with existing customers and to assist larger customers in adopting our services.

•

Increase revenue from existing customers. We are investing in increasing revenue from customers by developing additional features and use cases, expanding our Customer Success initiatives, and empowering natural customer data growth. As a result of our efforts to-date, as of June 30, 2021, our revenue per customer has grown 45% since the first quarter of 2019. This revenue expansion potential and the inherent stickiness of our platform is also evidenced by our overall net revenue retention rate of 114% for the year ended December 31, 2020.

•

Develop new solutions and use cases. We are focused on developing new solutions and features to deliver additional capabilities to our customers. For example, in 2020, we introduced the S3 Compatible API, and we also launched Object Lock, which offers added protection against some of the most sophisticated ransomware attacks being carried out today. We believe investments such as these will enable new growth opportunities by meaningfully increasing our market penetration as well as growing revenue.

•

Expand and deepen partner ecosystem. We will continue to grow the number of our partners and deepen relationships with them on solutions and go-to-market activities to help us jointly succeed. Our developer partners include Cloudflare, Fastly, and Equinix, while alliance partners include Veeam, Synology and QNAP. With the development of the S3 Compatible API, we have significantly expanded our platform’s support for integrations.

•

Extend global footprint. We believe continued international expansion represents a meaningful opportunity to generate further demand for our solutions in international geographies. While our sales and marketing efforts have primarily focused on the United States, our existing customer base spans more than 175 countries, with 28% of our revenue originating outside of the United States for the year ended December 31, 2020.

Risk Factors Summary

An investment in our Class A common stock involves a high degree of risk. Below is a summary of the principal factors that make an investment in our Class A common stock speculative or risky. Importantly, this summary does not address all of the risks that we face. Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this summary. These risks include, among others:

•	We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future.

•	The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results would be harmed.

•	Any significant disruption in our service or loss, or delay in availability, of our customers’ data, could damage our reputation and harm our business and operating results.

•	If we are unable to maintain our brand and reputation, our business, results of operations, and financial condition may be adversely affected.

•	If our information technology systems, including the data of our customers stored in our systems, are breached or subject to cybersecurity attacks, our reputation and business may be harmed.

•	If we are unable to attract and retain customers on a cost-effective basis, our revenue and operating results would be adversely affected.

•	If we are unable to provide successful enhancements, new features, and modifications to our cloud services, our business could be adversely affected.

•	Material defects or errors in our software could harm our reputation, result in significant costs to us, and negatively impact our ability to sell our cloud services.

•

We rely on third-party vendors and suppliers, including data center and hard drive providers, which may have limited sources of supply, and this reliance exposes us to potential supply and service disruptions that could harm our business.

•	Our business depends, in part, on the success of our strategic relationships with third parties.

•

We have identified material weaknesses in our internal controls over financial reporting, and the failure to achieve and maintain effective internal controls over financial reporting could harm our business and negatively impact the value of our Class A common stock.

•

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees, and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Corporate Information

We were incorporated in Delaware in April 2007. Our principal executive offices are located at 500 Ben Franklin Ct, San Mateo, CA 94401. Our telephone number is (650) 352-3738. Our website address is https://www.backblaze.com. We have included our website address in this prospectus solely as an inactive textual reference. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on, or accessible through, our website into this prospectus.

Trademarks

Backblaze, the Backblaze logo, and our other registered or common law trademarks appearing in this prospectus are the property of Backblaze, Inc. This prospectus contains references to our trademarks and service marks as well as to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenue; (ii) the date we qualify as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of certain exemptions from various reporting requirements in this prospectus that are applicable to other publicly-traded entities that are not emerging growth companies and may elect to take advantage of other exemptions from reporting requirements in our future filings with the Securities Exchange Commission (SEC). In particular, in this prospectus, these exemptions include:

•	the option to present only two years of audited financial statements and only two years of Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes Oxley Act);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and

•

not being required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

As a result, some investors may find our Class A common stock less attractive. The result may be a less active trading market for our common stock, and the price of our Class A common stock may become more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million.

THE OFFERING

Issuer	Backblaze, Inc.

Shares of Class A common stock we are offering	shares.

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our Class A common stock.

Shares of Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Shares of Class B common stock to be outstanding immediately after this offering	shares.

Total shares of Class A common stock and Class B common stock to be outstanding immediately after this offering	shares.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The principal purposes of this offering are to increase our financial flexibility and create a public market for our Class A common stock, obtain additional working capital, and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for general corporate purposes, including working capital, operating expenses, and sales and marketing expenses to fund the growth of our business, research and development, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements, or commitments for any specific acquisitions at this time. For a more complete description of our intended use of the proceeds from this offering, see the section of this prospectus titled “Use of Proceeds.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to 10 votes on all matters to be voted on by stockholders generally.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our Amended and Restated Certificate of Incorporation.

The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following this offering and will initially have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. For additional information, see the sections of this prospectus titled “Description of Capital Stock.”

All shares of Class B common stock will automatically convert, on a one-for-one basis, into shares of Class A common stock on the earliest of (i) the seven-year anniversary of the closing date of this offering, (ii) the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, or (iii) the date specified by a vote of the holders of a majority of the then outstanding shares of Class B common stock.

Concentration of ownership	Following this offering, the holders of our outstanding Class B common stock will beneficially own % of our outstanding capital stock and % of the voting power of our outstanding shares and our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately % of the voting power of our outstanding capital stock following this offering.

Proposed NASDAQ Global Market trading symbol	“BLZE”

Directed share program	At our request, the underwriters have reserved up to shares of Class A common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain of our business partners and qualifying customers who are located in the United States. will administer our directed share program. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such partners and qualifying customers purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Participants in the directed share program will not be subject to lockup or market standoff restrictions with the underwriters or with us with respect to any shares purchased through the directed share program. For additional information, see the section titled “Underwriting.”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on 6,193,304 shares of our Class B common stock outstanding as of June 30, 2021 (including our convertible preferred stock on an as-converted basis), and excludes:

•

3,675,259 shares of our Class B common stock issuable upon the exercise of options outstanding as of June 30, 2021 under our 2011 Stock Plan (2011 Plan), with a weighted-average exercise price of approximately $10.87 per share;

•	181,900 shares of our Class B common stock issuable upon the exercise of options granted under our 2011 Plan after June 30, 2021 with an exercise price of $36.21 per share;

•

                shares of our Class A common stock issuable upon the conversion of our convertible notes issued (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) in a private placement to investors in August 2021 (based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus);

•

145,097 shares of our Class B common stock reserved for issuance under our 2011 Plan as of June 30, 2021, which will become available for issuance under our 2021 Equity Incentive Plan (2021 Plan) on the date of this prospectus;

•

                shares of our Class A common stock reserved for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

             shares of our Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan (2021 ESPP), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

On the date of this prospectus we will cease granting awards under our 2011 Plan. Our 2021 Plan and 2021 ESPP also provide for automatic annual increases in the number of shares reserved thereunder (evergreen provisions), as more fully described in “Executive Compensation—2021 Equity Incentive Plan” and “Executive Compensation—2021 Employee Stock Purchase Plan.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•

the filing of our Amended and Restated Certificate of Incorporation in Delaware and the adoption of our Amended and Restated Bylaws, each of which will occur immediately prior to the completion of this offering;

•

the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, as if such reclassification had occurred prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of                shares of our Class B common stock, the conversion of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) into                 shares of Class A common stock (based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus);

•	the effectiveness of a -for-1 stock split of our common stock effected on October , 2021; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the years ended on, the dates indicated. The statements of operations data for the fiscal years ended December 31, 2019 and 2020 are derived from our audited financial statements and related notes included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2020 and 2021 and balance sheet data as of June 30, 2021 are derived from our unaudited financial statements and related notes included elsewhere in this prospectus. The unaudited financial data set forth below have been prepared on the same basis as our audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Revenue	$40,748	$53,784	$25,379	$31,462
Cost of revenue(1)	20,127	25,801	11,678	15,756

Gross profit	20,621	27,983	13,701	15,706
Operating expenses:
Research and development(1)	8,436	13,069	5,832	8,976
Sales and marketing(1)	8,166	11,924	5,423	8,124
General and administrative(1)	3,070	6,722	2,638	5,157

Total operating expenses	19,672	31,715	13,893	22,257

Income (loss) from operations	949	(3,732)	(192)	(6,551)
Interest expense	(1,929)	(2,886)	(1,153)	(1,718)
Gain on extinguishment of debt	—	—	—	2,299

Loss before provision for income taxes	(980)	(6,618)	(1,345)	(5,970)
Income tax provision	(16)	(5)	—	(136)

Net loss	$(996)	$(6,623)	$(1,345)	$(6,106)

Net loss per share, basic and diluted	$(0.19)	$(1.28)	$(0.26)	$(1.18)

Weighted average shares used in computing net loss per share, basic and diluted	5,165,770	5,169,284	5,167,756	5,192,205

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(1.09)		$(1.00)

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted (unaudited)(2)		6,102,394		6,125,315

(1)	Includes stock-based compensation expense as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Cost of revenue	$130	$100	$23	$194
Research and development	549	750	341	911
Sales and marketing	546	670	249	568
General and administrative	162	359	130	490

Total stock-based compensation expense	$1,387	$1,879	$743	$2,163

(2)

Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock in connection with a qualified initial public offering, using the as-converted method as though the conversion had occurred as of the beginning of the period presented or the date of issuance, if later.

	As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$1,306	$1,306
Total assets	51,952	51,952
Capital lease liability and lease financing obligation, non-current	16,482	16,482
Convertible preferred stock	2,784	—
Accumulated deficit	(20,745)	(20,745)
Total stockholders’ (deficit) equity	(10,521)	(7,737)

(1)

The pro forma balance sheet data gives effect to the conversion of all outstanding shares of our convertible preferred stock at June 30, 2021 into an aggregate of 933,110 shares of Class B common stock, which will occur immediately prior to the completion of this offering and the filing and effectiveness of our Amended and Restated Certificate of Incorporation.

(2)

Reflects the pro forma adjustments described in footnote (1) above and to the issuance and sale of                 shares of common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and giving effect to the issuance of convertible notes in August 2021 in the amount of $10.0 million and the automatic conversion of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) into                  shares of Class A common stock (based on an assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus).

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of                shares in the number of shares offered by us at the assumed initial public offering price after deducting estimated underwriting discounts and commissions would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $        million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our Class A common stock is speculative and involves a high degree of risk. Before investing in our Class A common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our Class A common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Information Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future.

We incurred net losses of $1.0 million and $6.6 million for the years ended December 31, 2019 and 2020. Over our 14 years of operations, we had an accumulated deficit of $20.7 million as of June 30, 2021. We cannot guarantee that we will continue operating our business similar to past performance. We intend to continue scaling our business to increase our customer base and to meet the increasingly complex needs of our customers. We have invested, and expect to continue to invest, in our sales and marketing organization to sell our cloud services around the world and in our development organization to deliver additional features and capabilities of our cloud services to address our customers’ evolving needs. We also expect to continue to make significant investments in our data center infrastructure and technical operations organization as we further scale our business. As a result of our continuing investments to scale our business in each of these areas, we do not expect to be profitable for the foreseeable future. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results would be harmed.

The markets in which we operate are highly competitive, with relatively low barriers to entry for certain applications and services. Some of our competitors include cloud-based services such as those offered by Amazon.com, Inc. through Amazon Web Services, Alphabet Inc. through Google Cloud Platform, and Microsoft Corporation through Azure, and on-premises offerings such as those offered by EMC/Dell and NetApp. Many of our competitors and potential competitors are larger and have greater name and brand recognition; much longer operating histories; larger marketing budgets for the development, promotion and sale of their products or services; broader service offerings and capabilities; and significantly greater resources than we do. In addition, many of our competitors have established marketing and distribution relationships with channel partners, consultants, system integrators, and resellers. Our competitors may also be able to respond more quickly and effectively to new or changing opportunities, technologies, standards, or customer requirements. Competition may intensify in the future and may also include new market entrants. Our competitors could offer their products or services at a lower price or in some combination with other services or applications that we do not offer, which could result in pricing pressures on our business. Increased competition generally could result in reduced sales, lower margins, losses, or the failure of our cloud services to achieve or maintain widespread market acceptance, any of which could harm our business.

Any significant disruption in our service or loss, or delay in availability of our customers’ data, could damage our reputation and harm our business and operating results.

Our brand, reputation, and ability to manage our systems; attract, retain, and serve our customers; and interface with our partners, are dependent upon the reliable performance of our platform, including our underlying technical infrastructure, as well as the systems and infrastructure of various third parties, including third-party hosted data centers that we use and internet access and infrastructure used by us and our customers and partners. Our customers rely on our platform to store and access their data, including financial records, business information, personal information, documents, media, and other important content. There are various reasons that our platform, or the systems that are used to access or support our platform, could experience a disruption in service, some of which are entirely outside of our control. For example, our facilities as well as the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could disrupt our service, destroy user content, or prevent us from being able to continuously back up or record changes in our users’ content. If any of these events occur, customer data could be lost and it may take a significant period of time to achieve full resumption of our cloud services. Our disaster recovery planning cannot account for all eventualities and even if we anticipate an incident, our disaster recovery plans may not be sufficient to timely and effectively address the issue. Moreover, our platform and technical infrastructure may not be adequately designed with sufficient reliability and redundancy to avoid delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as they expect, or if data is lost, users may not use our platform as often in the future, or at all.

If we are unable to maintain our brand and reputation, our business, results of operations, and financial condition may be adversely affected.

The successful promotion of our brand and our ability to maintain our reputation will depend on a number of factors, including our performance and the reliability of our cloud services; our advertising and marketing efforts, including our blog and social media presence, which have been important to building and maintaining our brand and reputation; our ability to continue to develop high-quality features and cloud services; and our ability to successfully differentiate our cloud services from competitive products and services. Our brand promotion activities may not be successful or yield increased revenue.

The promotion of our brand may require us to make substantial expenditures, particularly as our markets become more competitive and we expand into new markets or offer additional features. Expenditures intended to maintain and enhance our brand may not be cost-effective or effective at all. If we do not successfully maintain and enhance our brand, we may have reduced pricing power relative to our competitors, we could lose customers, we could fail to attract potential new customers or retain our existing customers, or our blog and thought leadership in our industry may decline in popularity, all of which could materially and adversely affect our business.

If our information technology systems, including the data of our customers stored in our systems, are breached or subject to cybersecurity attacks, our reputation and business may be harmed.

Our customers rely on our solutions to store their files, which may include confidential or personally identifiable information, critical business information, photos, and other meaningful content. To manage and maintain such data, we are highly dependent on internal and external information technology systems and infrastructure, including the internet, to securely process, transmit, and store critical information. Although we take measures to protect sensitive information from unauthorized access or disclosure, third parties may be able to circumvent our security by deploying viruses, worms, and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks, including distributed denial of service (DDoS) attacks that can undermine the availability and performance of our systems and cloud services, or phishing attacks that can be used to fraudulently steal data. Moreover, cybersecurity attacks evolve rapidly and may utilize new methods not recognized. We may be unable to successfully identify, stop, or resolve such attacks, or implement adequate preventative measures. In addition, employee or consultant error, malfeasance, or other errors in the storage, use, or transmission of customer data could result in a breach. For example, in late March 2021, it was discovered that a Backblaze marketing campaign leveraging the Facebook ad network, which had been launched two weeks earlier, had been incorrectly configured to run on all Backblaze platform pages instead of only the Backblaze marketing pages as intended. Once we became aware of the issue, it was promptly resolved. Although we believe that less than 2% of Backblaze customers may have been affected, and no actual customer files, file contents, or user account information were shared at any time, certain file metadata may have been inadvertently shared with Facebook. Even if a breach is detected, the full extent of the breach may not be determined immediately, or at all. While we maintain insurance coverage to mitigate the potential financial impact of these risks, our insurance may not cover all such events or may be insufficient to compensate us for potentially significant losses, including the potential damage to the future growth of our business, that may result from any such breach. In addition, our business utilizes information technology systems of our partners and vendors, who are also subject to similar cybersecurity risks that could adversely impact the security of our systems and business. We may have little or no control over how cybersecurity attacks on our partners or vendors are addressed. An actual or perceived breach of our network security and systems or other cybersecurity-related events that cause the loss, theft or unauthorized disclosure of our customers’ information, including any delay in determining the full extent of a potential breach, could have a material adverse impact on our business, results of operations, and financial condition, including harm to our reputation and brand, reduced demand for our solutions, time-consuming and expensive litigation, fines, penalties, and other damages.

If we are unable to attract and retain customers on a cost-effective basis, our revenue and operating results would be adversely affected.

We generate substantially all of our revenue from the sale of our cloud services either on a consumption or subscription model. To grow, we must continue to attract a large number of customers on a cost-effective basis. We have historically used, and plan to increase our use of, a variety of advertising and marketing programs to promote our cloud services. These programs, including any expansion of existing programs and new programs to promote our cloud services, may not be successful or provide a reasonable return on investment within a desired timeframe. Significant increases in the pricing of one or more of our advertising channels would increase our advertising and marketing costs or cause us to choose less expensive and perhaps less effective channels. We may also need to expand into channels with significantly higher costs, which could adversely affect our operating results. We may also incur advertising and marketing expenses significantly in advance of the time we anticipate recognizing any revenue generated by such expenses, and we may only at a later date, or never, experience an increase in revenue or brand awareness as a result of such expenditures. If we are unable to maintain effective advertising and marketing programs, our ability to attract new customers could be adversely affected, our advertising and marketing expenses could increase substantially, and our operating results may suffer.

A portion of our potential customers locate our website through search engines, such as Google, Bing, and Yahoo!. Our ability to maintain the number of visitors directed to our website is not entirely within our control. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website. In addition, the cost of purchased listings has increased in the past and may increase in the future. A decrease in website traffic or an increase in promoted search result costs could adversely affect our customer acquisition efforts and our operating results. In addition, we also rely on our blog and word of mouth to drive additional customers. To the extent our blog does not continue to attract readers or if our reputation is harmed, these additional means of attracting customers may no longer provide significant numbers of customers in the future.

In addition, because we offer our Computer Backup cloud service at a fixed price, the amount of data our customers back up affects our costs and gross margins. To the extent current or future customers back up unusually large amounts of data, or growth in the amount of data backed up per customer outpaces decreases in storage costs, our costs and gross margins could be adversely affected.

If we are unable to provide successful enhancements, new features, and modifications to our cloud services, our business could be adversely affected.

Our industry is marked by rapid technological developments and new and enhanced applications and cloud services. If we are unable to provide enhancements and new features for our existing services or new services that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. In addition, because our cloud services are designed to operate on a variety of systems, we will need to continuously modify and enhance our cloud services to keep pace with changes in internet-related hardware, operating systems, and other software, communication, browser, and database technologies, including the systems of our partners, vendors, and competitors. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. For example, we may not be successful in launching our cloud replication feature in the timeframe we anticipate. Any failure of our cloud services to operate effectively and on a timely basis with network platforms and technologies could reduce the demand for our cloud services, result in customer dissatisfaction and adversely affect our business. Furthermore, future enhancements may increase our research and development expenses and infrastructure costs, which could adversely impact our pricing advantage, undermine our ease of use, make it more difficult to attract and retain customers, and harm our results of operations.

Material defects or errors in our software could harm our reputation, result in significant costs to us, and negatively impact our ability to sell our cloud services.

The software underlying our cloud services is inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects or errors in our cloud services, and new defects or errors in our existing solutions may be detected in the future by us, our customers or partners, or other third parties. The costs incurred in correcting such defects or errors may be substantial and could harm our operating results. Backblaze employees could also introduce defects or errors through incompetence, malfeasance, or a mistake that would lead to data loss. For example, to the extent that the encryption keys for encrypted customer data stored by Backblaze were to be deleted or corrupted, the data could become unrecoverable. In addition, we rely on hardware purchased or leased and software licensed from third parties to offer our cloud services. Any defects in, or unavailability of, our software that cause interruptions to the availability of our cloud services could, among other things:

•	require us to issue refunds to our customers or expose us to claims for damages,

•	cause us to lose existing customers and make it more difficult to attract new customers,

•	divert our development resources or require us to make extensive changes to our cloud services or software, and

•	harm our reputation and brand.

If we fail to effectively manage our growth, our business would be harmed.

We have recently experienced, and continue to experience, a period of rapid growth. For example, our headcount grew from 82 employees as of December 31, 2018, to 126 employees as of December 31, 2019, to 188 employees as of December 31, 2020 and to 228 employees as of June 30, 2021. Also, in just the last two years the amount of storage deployed by us has more than doubled. The number of customers and customer requests on our network has also increased rapidly in recent years. While we expect to continue to expand our operations and to increase our headcount, network, and product offerings significantly in the future, our growth may not be sustainable. Our growth has placed, and future growth will continue to place, a significant strain on our management, corporate culture, quality of our cloud services, and administrative, operational, security, and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively, which will require that we, among other things, continue to improve our administrative, operational, financial, and management systems and controls.

Our business depends on our ability to retain and increase revenue from customers, and if we are unable to do so, our revenue and operating results would be adversely affected.

It is important for our business that our customers continue to use, and even increase their use of, our cloud services. Many of our customers can terminate their use of our cloud services at will with little-to-no advance notice. Even though some of our customers enter into longer-term agreements of up to two years, they generally have no obligation to renew their subscriptions or increase usage. Due to our varied customer base and lack of long-term customer and usage commitments, it can be difficult to accurately predict our customer retention rate on a quarterly basis or long-term basis. Our customer retention and the amount of data that they store with us may decline or fluctuate as a result of a number of factors, including potential customer dissatisfaction with our cloud services and offerings; pricing plans; our customers’ own business conditions; customer decisions to delete unneeded or redundant data; the perception, whether or not accurate, that competitive products provide better options; changes in our brand or reputation; and overall general economic conditions. Our future financial performance also depends in part on our ability to continue to increase revenue from our customers through additional paid products, such as Extended Version History and multi-region selection. Our customers’ decision whether to opt for additional paid products is driven by a number of factors. If our customers do not perceive the value in such additional paid offerings, we may not realize the anticipated benefits of our investments in such additional features, and our financial results could be harmed. If we cannot successfully retain our existing customers and add new customers consistent with historical rates, including maintaining or growing the amount of data that our customers store with us, our revenue and ability to grow may be adversely affected.

To the extent we target different types of customers, we may face increased demands and challenges that adversely impact our business and operations.

Historically, most of our customers consisted of small-to-medium sized businesses and individuals. To the extent we target other types of customers or customers with different needs, we may face greater demand for certain service enhancements or features that we do not currently offer, or additional performance, availability, durability, and security requirements. Certain types of customers may also have longer sales cycles, less predictability or higher volatility in the amount of data they store with us, increased pricing or negotiation leverage, and increased customer education and overall customer engagement needs. In addition, some customers may demand more customization, integration, and support services. Any of these factors could require us to devote greater sales, engineering, operations, and support services as well as make significant infrastructure changes, which could increase our costs, divert key resources from other current and prospective customers, and otherwise adversely affect our business and operating results. These increased demands and challenges may also be for the benefit of a limited number of customers. Moreover, we cannot assure you that any such efforts will be successful or justify the additional investments in a timely manner, or at all.

The material stored using our cloud services may subject us to negative publicity, legal liability, and harm our business.

We are not aware of the contents of the data that customers store using our cloud services. While we do have a detailed process to address any third-party complaint regarding illegal or other inappropriate use of our cloud services by a customer that would violate our terms of service, we do not actively monitor the content of data that is being stored with us. To the extent that sensitive, personally identifiable, illegal, or controversial data is stored in our servers and that becomes known publicly, particularly given the highly volatile nature of the political landscape throughout the world and immediate access by individuals to social media platforms with a broad outreach, it may create negative publicity and adversely impact our reputation and harm our business.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations may vary significantly in the future. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the trading price of our Class A common stock. Factors that may cause fluctuations in our quarterly results of operations include, without limitation:

•	our ability to attract new customers;

•	the amount of customer churn;

•	fluctuations in the amount of data customers store with us;

•	the amount and timing of operating expenses and equipment purchases related to the maintenance and expansion of our business;

•	interruptions or loss of service of our offerings;

•	the timing and success of new product feature and service introductions by us or our competitors;

•	our ability to retain and increase revenue from customers;

•	the timing of expenses and recognition of revenue;

•	the impact of COVID-19 or other pandemics on our business or that of our customers and partners;

•	changes in the competitive dynamics of our industry, including consolidation among competitors;

•	security breaches of our systems;

•	our involvement in litigation, or the threat thereof;

•	the length of the sales cycle;

•	seasonal fluctuations;

•	the timing of expenses and receipt of perceived benefits related to any acquisitions;

•	changes in laws and regulations that impact our business; and

•	general economic and market conditions.

Further, as we continue to grow and scale our business to meet the needs of our customers, we may overestimate or underestimate our infrastructure capacity requirements, which could adversely affect our results of operations. The costs associated with leasing and maintaining our custom-built infrastructure in co-location facilities and third-party data centers already constitute a significant portion of our capital and operating expenses. We continuously evaluate our short and long-term infrastructure capacity requirements and seek to ensure adequate capacity for new and existing users while minimizing unnecessary excess capacity costs. However, we may not be able to sufficiently predict future demand, or the availability of hardware or infrastructure necessary to support increased demand on a timely basis. If we overestimate the demand for our platform and therefore secure excess infrastructure capacity or equipment, our gross margins could be reduced. If we underestimate our infrastructure capacity requirements or availability of necessary hardware or infrastructure, we may not be able to service the needs of new and existing customers; durability, reliability, and performance could suffer; our costs could rise; and our business could be harmed.

We rely on the performance of key personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management, including our founders and other key personnel. All of our employees, including our senior management, are employed on an at-will basis. Furthermore, our founders and other key personnel hold shares or equity awards that are largely vested, and as result, they may not be incentivized to remain with our company once there is a trading market for our Class A common stock. We cannot ensure that we will be able to retain the services of any member of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart. The loss of one or more members of our senior management or other key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, sales personnel, operational personnel, and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled sales and operations professionals. In addition, we believe that the success of our business and corporate culture depends on employing a diverse workforce, and the competition for such personnel is significant. The market for such talented personnel is particularly competitive in the San Francisco Bay Area, where our headquarters is located. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business would be harmed.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We have a culture that encourages employees to be open, collaborate, strive to do the right thing, and develop and launch new and innovative solutions, which we believe is essential to attracting customers and partners and serving the best, long-term interests of our company. As our business grows and becomes more complex, and as we become a public company, it may become more difficult to maintain this cultural emphasis. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our strategies. If we fail to maintain our company culture, our business and competitive position may be harmed.

As we expand our operations outside the United States, we may be subject to increased business, regulatory and economic risks that could impact our results of operations.

In 2020, we derived approximately 28% of our revenue from customers outside of the United States. We may also expand our international operations, which may include hiring employees, building out technical infrastructure, and opening offices in foreign jurisdictions. Any new markets or countries into which we attempt to market and sell our cloud services may not be receptive. For example, we may be unable to expand further in some markets if we are unable to satisfy various government- and region-specific requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges and complexities of deploying infrastructure internationally and supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Growth in our international operations will subject us to new risks and may increase risks that we currently face, including risks associated with:

•	higher costs of doing business internationally, including increased infrastructure, accounting, travel, and legal compliance costs;

•	providing our platform, building out the necessary infrastructure and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection, and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

•	recruiting and retaining talented and capable employees outside the United States, and maintaining our company culture across all of our offices;

•	management of an employee base in jurisdictions that may not give us the same employment and retention flexibility as does the United States;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

•

compliance by us and our business partners with anti-corruption laws, anti-bribery, anti-money laundering, and similar laws; import and export control laws; tariffs and trade barriers; economic sanctions; and other regulatory limitations on our ability to provide our cloud services in international markets;

•	foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories;

•	restrictions that might prevent us from repatriating cash earned outside the United States;

•

double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	political and economic instability in various jurisdictions.

Expanding our international operations and complying with applicable foreign laws and regulations may substantially increase our cost of doing business in international jurisdictions. We may also be unable to keep current with changes in laws and regulations as they develop, and we or our employees, contractors, partners, and agents may fail to maintain compliance with applicable laws and regulations. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations, and financial condition could be adversely affected.

We store personal information and other customer data, which subjects us to various data privacy laws, governmental regulations, and other related legal obligations, and any actual or perceived failure to comply with such requirements could harm our business.

We store personal information and other customer data, as well as use certain cookies on our website, that are subject to numerous federal, state, local, and foreign laws regarding privacy and the storing and protection of personal information and other customer data, and disclosure requirements regarding the use and certain breaches of such laws. For example, we are subject to the General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA), among other laws and regulations around the world. Other comprehensive data privacy or data protection laws or regulations requiring local data residency and/or restricting the international transfer of data have been passed or are under consideration in other jurisdictions. In addition, some industries have industry-specific requirements relating to compliance with certain security and regulatory standards, such as those required by the Health Insurance Portability and Accountability Act (HIPAA). For example, HIPAA imposes privacy, security, and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (e.g., health plans, health care clearinghouses, and certain health care providers), and their respective business associates, individuals, or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. Such laws give rise to an increasingly complex set of compliance obligations on us regarding our ability to gather, use, and store customer data and customer account data.

These laws are subject to rapid change, differing interpretations, and can be inconsistent among regulatory frameworks or conflict with other rules or our business practices. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy and data protection to the extent possible. Our efforts to comply with the complex matrix of data privacy laws around the world subjects us to increasing costs to review and comply with such laws, including updating our policies, procedures, and business practices to address such evolving privacy laws. We also make public statements and commitments regarding our use and disclosure of personal information through our privacy policy, information provided on our website, and data processing agreements with customers and other third parties. Because the interpretation and application of data protection laws, regulations, standards, and other obligations are often uncertain and in flux, and sometimes contradictory, it is possible that the scope and requirements of these laws and other obligations may be interpreted and applied in a manner that is inconsistent with our practices, and our efforts to comply with rapidly evolving data protection laws and obligations may be unsuccessful. For example, we previously relied on the EU-US Privacy Shield framework, which was invalidated by a European court in July 2020. As a result of such a decision, we have had to take additional steps to comply with applicable EU data protection requirements, including implementation of standard contractual clauses.

Any failure, or perceived failure, by us to comply with applicable privacy and security laws, policies, or related contractual obligations, or any compromise of security that results in unauthorized access, or the use or transmission of personal information or other customer data, could result in a variety of claims against us, including governmental enforcement actions and investigations, audits, inquiries, whistleblower complaints, class action privacy litigation in certain jurisdictions, and proceedings by data protection authorities. For example, under the GDPR we may be subject to fines of up to €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year, as well as potentially face claims from individuals. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Any non-compliance with data privacy requirements could subject us to significant fines and penalties, adverse media coverage, reputational damage, the loss of current and potential customers, loss of export privileges, or criminal or other civil sanctions, any of which could materially adversely affect our business and financial condition.

The ongoing COVID-19 pandemic, and resulting global economic downturn, has impacted how we, our customers, and our partners are operating, and could result in a material adverse effect on our business.

The ongoing COVID-19 pandemic, and measures taken to control its spread such as travel restrictions, shelter-in-place orders, and business shutdowns, have affected all of the regions in which we conduct business and in which our customers, partners, and suppliers are located; have adversely impacted global economic activity; and have contributed to volatility in financial markets. As the situation around the spread of the COVID-19 pandemic evolves, we have continued to operate in a modified manner—employing precautionary measures designed to protect the health of our employees while enabling us to support our customers and partners. Among other modifications, we generally required our employees to work remotely; instituted business-related travel restrictions; and virtualized, postponed, or cancelled various sales and marketing, employee, and industry events. The remote work measures that we implemented have generally allowed us to provide uninterrupted service to our customers and partners, but have also introduced additional challenges and operational risks, including increased supply chain risks and cybersecurity risks, and have affected the way we conduct various other activities. For example, starting in April 2020, we began to acquire additional hard drives and related infrastructure through capital lease agreements in order to minimize the impact of potential supply chain disruptions. The additional leased hard drives resulted in a higher balance of capital equipment and related lease liability, an increase in cash used in financing activities from principal payments, as well as a higher ongoing interest and depreciation expense related to these lease agreements. The supply chain for other infrastructure and related equipment essential to our business may also become constrained or unavailable on favorable terms or at all.

The COVID-19 pandemic has been challenging and a hardship on many of our employees, and required us to operate under substantially novel constraints. The pandemic has resulted in various inefficiencies, delays, and additional costs across our company, which may continue or worsen as the pandemic continues. In addition, work from home and related business practice modifications present significant challenges to maintaining our corporate culture, including employee engagement and productivity, both during the immediate pandemic crisis and as we make additional adjustments in the eventual transition from it.

The duration and severity of the COVID-19 pandemic, including variants of COVID-19 that may be more transmissible, more likely to result in severe illness or death, or less susceptible to treatments or protection from existing vaccines, and the degree of its impact on our business remains uncertain and difficult to predict. Our customers or partners could experience downturns or uncertainty in their own business operations or revenue due to COVID-19, which may result in decreased revenue for our business, especially as it may disproportionally adversely affect mid-market businesses on which we are especially dependent. As a result, we may experience customer losses due to customer bankruptcy or cessation of operations, or otherwise.

If the COVID-19 pandemic worsens or is prolonged, especially in regions where we have material operations or sales, our business operations in affected areas, including sales-related and customer support activities, could be adversely affected by continued or additional business closures, travel restrictions impacting employees and partners, and other precautionary measures. While we have developed and continue to develop plans to help mitigate the negative impact of the pandemic on our business, these efforts may not be effective and a protracted economic downturn may limit the effectiveness of our mitigation efforts. The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business is substantially dependent on mid-market organizations, which may be more vulnerable to market fluctuations and other economic factors, and their vulnerability to such factors could negatively impact our business.

If we are unable to successfully market and sell our cloud services to mid-market organizations, our ability to grow our revenue and achieve profitability will be harmed. We expect it will be more difficult and expensive to attract and retain mid-market organization customers than other customers because mid-market organizations are more frequently forced to curtail or cease operations due to the sale or failure of their business; can be more difficult to identify and may require more expensive, targeted sales campaigns; and generally have lesser amounts of data to store than larger organizations, thus requiring us to successfully sell to and support more mid-market organizations for meaningful revenue impact. In addition, mid-market organizations frequently have limited budgets and are more likely to be significantly affected by economic downturns than larger, more established companies. As a result, mid-market organizations may choose to spend funds on items other than our cloud services, particularly during difficult economic times. If we do not achieve continued success among mid-market organizations, our business, operating results, and future growth would be adversely affected.

We are dependent on a small number of service offerings, and any reduced market adoption of these offerings would result in lower revenue and harm our business.

As a pure-play cloud vendor, we are dependent on a small number of offerings focused on cloud storage and computer backup, and a limited number of corresponding use cases. Our B2 Cloud Storage and Computer

Backup offerings have accounted for substantially all of our total revenue to date and we anticipate that they will continue to do so for the foreseeable future. As a result, our revenue could be reduced as a result of any general or industry decline in demand for cloud-based storage solutions, particularly given that we would not have meaningful revenue from other market segments to offset any temporary or longer-term downturn in demand for cloud-based storage solutions.

Adverse economic conditions may adversely impact our revenue and profitability.

Our operations and financial performance depend in part on worldwide economic conditions and the impact these conditions have on levels of spending on cloud storage solutions. Our business depends on the overall demand for these products and on the economic health and general willingness of our current and prospective customers to purchase our cloud services. Some of our paying customers may view use of cloud storage services as a discretionary purchase and may reduce their discretionary spending on our cloud services during an economic downturn. Weak economic conditions, whether due to COVID-19 or other factors, could cause a reduction in spending on products and solutions storage, which could reduce sales, lengthen sales cycles, increase customer churn, and lower demand for our cloud services, any of which could adversely affect our business, results of operations, and financial condition.

Our ability to maintain customer adoption and satisfaction depends in part on the ease of use of our cloud services, and any such failure could have an adverse effect on our business.

Our success in retaining existing customers and obtaining new customers is dependent in part on the ease of use of our cloud services. If our platform and cloud services, including new service offerings and features as they become available, become more complicated and less easy-to-use, customers could experience increased difficulties or disruption with storing or accessing their data, and we may lose existing customers or experience increased challenges obtaining new customers or existing customers may not choose to use additional features of our cloud services. In addition, our customers sometimes depend on our technical support services to resolve issues relating to our platform. If we do not succeed in helping our customers quickly resolve issues or provide effective ongoing education related to our platform, our reputation and business may be harmed.

Future acquisitions and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to grow our business in response to changing technologies, customer demands, and competitive pressures. In some circumstances, we may choose to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may be unable to successfully complete proposed acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development, operational, and sales and marketing functions;

•	retention of key employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

•

liability for activities of the acquired company prior to our acquisition of them, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders, or other third parties.

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses, or the write-off of goodwill, any of which could harm our financial condition or operating results.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

We may need additional financing to operate or grow our business. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets, and other factors. For example, we often use capital leases to finance the equipment we use to provide our cloud-based services. Without additional access to this kind of capital on commercially reasonable terms, or at all, we may not be able to respond to increased demand for our cloud services on a timely or cost-effective basis. We cannot guarantee that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Class A common stock, and our existing stockholders may experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We could be an emerging growth company for up to five years following the completion of this offering or until we reach certain thresholds. Investors may find our Class A common stock less attractive due to our election to rely on these exemptions and there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

All of our sales contracts are currently denominated in U.S. dollars and therefore, our revenue is not directly subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our cloud services to our customers outside of the United States, which could reduce demand for our cloud services and adversely affect our financial condition and results of operations. In addition, as we expand our international operations, we may become more exposed to foreign currency risk and may have some of our sales denominated in one or more currencies other than the U.S. dollar. If we become more exposed to currency fluctuations and are unable to successfully hedge against the risks associated with currency fluctuations, our results of operations could be materially and adversely affected.

Certain of our market opportunity estimates, growth forecasts, and other metrics included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

Certain estimates and information contained in this prospectus, including general expectations concerning our industry and the market in which we operate, market opportunity, and market size, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Moreover, much of this information is based on information provided by third-party providers. Although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data, and such information may also not prove to be accurate. If there are any limitations or errors with respect to such data or methodologies, our business opportunities may be limited, which could negatively affect our shares of Class A common stock. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings, investigations, and claims that arise in the ordinary course of business. For example, we may be subject to claims brought by customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation can often be expensive, even when there is a successful outcome, and can divert management’s attention and resources, which could harm our business and financial condition. Any adverse outcome could also result in significant monetary damages or other types of unfavorable relief, which could harm our business as well as our reputation. Although we may have various insurance policies, insurance might not cover such claims or provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us, including premium increases or the imposition of large deductible or co-insurance requirements. In addition, we may also be subject to subpoena requests from third parties as well as governmental agencies from time to time that require us to provide certain information relating to matters targeted against other third parties, which can be time consuming.

Risks Related to Reliance on Infrastructure and Third Parties

We rely on third-party vendors and suppliers, including data center and hard drive providers, which may have limited sources of supply, and this reliance exposes us to potential supply and service disruptions that could harm our business.

We depend on a limited number of third-party data centers and other providers to safely house our equipment and provide sufficient power, bandwidth, and other infrastructure needs to support our operations and cloud services. We also rely on key components for our platform, including hard drives and semiconductors, which come from limited sources of supply. For example, the 2011 Thailand floods decreased hard drive supply globally due to related manufacturing stoppages. A similar decrease in hard drive availability could negatively impact our operations. The COVID-19 pandemic as well as fluctuating demands in the cryptocurrency mining markets also have impacted, and could continue to impact, our ability to source components in a timely and cost-effective manner from third-party suppliers. For example, starting in April 2020, we began to acquire additional hard drives and related infrastructure through capital lease agreements in order to minimize the impact of potential supply chain disruptions due to the COVID-19 pandemic. The additional leased hard drives resulted in a higher balance of capital equipment and related lease liability, an increase in cash used in financing activities from principal payments, as well as a higher ongoing interest and depreciation expense related to these lease agreements. The semiconductor industry is also experiencing a global chip shortage due to the COVID-19 pandemic and various other factors. Any shortage of key components, including hard drives, could materially and adversely affect our ability to provide our cloud services, as well as negatively impact our financial results by increasing our costs, lease liabilities, interest and depreciation expenses, and inventory levels. Shortages or pricing fluctuations could be material in the future. In the event of a shortage, supply interruption, or material pricing change from our suppliers, we may be unable to develop alternate sources in a timely manner or at all. Developing alternate sources of supply for these infrastructure needs may be time-consuming, difficult, and costly and we may be unable to source them on terms that are acceptable to us, or at all, which may undermine our ability to scale our platform and harm our business.

Our business depends, in part, on the success of our strategic relationships with third parties.

To maintain and grow our business, we anticipate that we will continue to depend on relationships with third parties, such as channel partners and integrators. Identifying partners and negotiating and building relationships with them requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their services over us. In addition, any industry consolidation of such partners or integrators by our competitors or others could result in a decrease in the number of our current and potential customers, as these partners or integrators may no longer facilitate the adoption of our applications by potential customers. Interoperability between our platform and other third-party platforms is also important to our business. Further, some of our partners or integrators are or may become competitive with certain aspects of our cloud services and may elect to no longer integrate with, or support, our platform and cloud services. If we are unsuccessful in establishing or maintaining our relationships with such third parties and maintaining interoperability, our ability to compete in the marketplace or to grow our revenue could be impaired, and our business may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our cloud services or increased revenue.

Our business is exposed to risks associated with online payment processing methods.

Many of our customers pay for our cloud services and products using credit cards. We rely on internal systems as well as those of third parties to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners, and/or disruptions or failures in our payment processing systems or payment products, including products we use to update payment information, our revenue, operating expenses, and results of operation could be adversely impacted.

We rely on third-party software for certain essential financial and operational services, and a failure or disruption in these services could materially and adversely affect our ability to manage our business effectively.

We rely on third-party software to provide many essential financial and operational services to support our business, including HubSpot, NetSuite, PagerDuty, Stripe, and ZenDesk. Some of these vendors are less established and have shorter operating histories than traditional software vendors. Moreover, many of these vendors provide their services to us via a cloud-based model instead of software that is installed on our premises. As a result, we depend upon these vendors to provide us with services that are always available and are free of errors or defects that could cause disruptions in our business processes. Any failure by these vendors to do so, or any disruption in our ability to access the internet, would materially and adversely affect our ability to manage our operations, disrupt the delivery of our cloud services to customers, and affect other areas such as our ability to timely provide required financial reporting.

Risks Related to Accounting and Tax Matters

We have identified material weaknesses in our internal controls over financial reporting, and the failure to achieve and maintain effective internal controls over financial reporting could harm our business and negatively impact the value of our Class A common stock.

We have identified material weaknesses in our internal controls over financial reporting, and if we are not able to effectively remediate our material weaknesses or are otherwise unable to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or timely file our periodic reports. As a result, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our Class A common stock may be materially impacted.

Our management determined that as of December 31, 2019 we did not maintain effective internal controls over financial reporting, and identified four material weaknesses, specifically related to control activities, as follows:

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our controls were not operating effectively to allow sufficient and timely review of significant accounting transactions and reconciliations. These deficiencies resulted in errors in certain financial statement areas, such as cash and cash equivalents, prepaid expenses and other current assets, property and equipment, capitalized internal-use software, capital lease liability and sale leaseback transactions;

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our controls were not adequately designed to consider certain revenue recognition criteria, specifically related to the timing of revenue recognition, appropriate presentation and satisfaction of criteria for revenue recognition, which could have resulted in a material misstatement;

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our controls over certain equity transactions were not operating effectively to allow management to timely identify errors related to the recording of those transactions. Specifically, we did not have sufficient technical resources to appropriately identify errors in the accounting for equity awards and preferred stock transactions, resulting in misstatements relating to completeness and accuracy of stock-based compensation and classification of equity instruments; and

•	our controls were not adequately designed to consider the accurate recording of value added taxes and sales and use taxes, resulting in misstatements.

Our management also determined that the above material weaknesses had not been remediated as of December 31, 2020 and as a result, we did not maintain effective internal control over financial reporting as of December 31, 2020.

We are working to remediate these material weaknesses through the development and implementation of processes and controls, as well as hiring additional personnel in our finance and accounting group. Specifically, we have:

•	strengthened our internal controls over financial reporting and the design of our internal-control framework through enhanced accounting policies, control activities, and monitoring;

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implemented a new enterprise resource planning (ERP) system and other systems and processes related to revenue recognition and equity administration to increase capabilities over our financial statement recording and reporting processes;

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hired additional full-time accounting personnel with appropriate levels of experience to increase our accounting and technical expertise, including a new Chief Financial Officer, a Corporate Controller and an Internal Controls Manager; and

•	reallocated responsibilities across our accounting organization so that the appropriate level of knowledge and experience is applied based on complexity of transactions.

While we have made progress to enhance our internal controls over financial reporting, we are still in the process of implementing, documenting, and testing these processes, procedures, and controls. Additional time is required to complete implementation and to assess and evaluate the sufficiency of these procedures and related actions. We will continue to devote significant time and attention to these remediation efforts. However, these material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weaknesses we identified or prevent additional material weaknesses in the future. Although we plan to complete this remediation, if the steps we take do not remediate the material weakness in a timely or sufficient manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal controls over financial reporting could materially and adversely affect our business, results of operations, and financial condition and could cause a decline in the trading price of our Class A common stock.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, we may be unable to produce timely and accurate financial statements or comply with applicable regulations, which could negatively impact the price of our Class A common stock.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act, and the rules and regulations of the NASDAQ Global Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures and internal controls over financial reporting and expect that we will need to continue to expend significant resources, including accounting-related costs, and significant management oversight, to meet such requirements. However, our current controls and any new controls that we develop may not be adequate, and weaknesses in our disclosure controls may be discovered in the future. Additionally, we have identified material weaknesses in our internal controls over financial reporting, and additional such weaknesses may be discovered in the future. See “—We have identified material weaknesses in our internal controls over financial reporting, and the failure to achieve and maintain effective internal controls over financial reporting could harm our business and negatively impact the value of our Class A common stock.” Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal controls over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.

Because we recognize revenue from our subscription services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from customers of our subscription agreements related to data backup services ratably over the terms of their subscription agreements, a majority of which are one or two-year agreements. Accordingly, the corresponding revenue we report in each quarter from such arrangements is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may only be partially reflected in our revenue results for that quarter. However, any such decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our cloud services, and potential changes in our retention rate may not be fully reflected in our operating results until future periods. This subscription model also makes it difficult for us to rapidly increase our revenue through additional subscription sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Our operating results may be harmed if we are required to collect sales or other related taxes for our cloud services in jurisdictions where we have not historically done so.

We collect sales and value-added tax in connection with our cloud services in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. Online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our cloud services could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from purchasing our platform, or otherwise harm our business, results of operations, and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020 we had net operating loss carryforwards for U.S. federal income tax purposes of $45.1 million available to offset future U.S. federal taxable income. Also, as of December 31, 2020, we had net operating loss carryforwards for state income tax purposes of $8.5 million available to offset future state taxable income. If not utilized, both the federal and state tax credit carryforwards will begin to expire in 2034.

Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), and other similar provisions. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” our ability to use pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset post-change income may be limited. Similar rules may apply under state tax laws. At this time, we have not completed a study to assess whether such an ownership change has occurred, or whether there have been multiple ownership changes since our formation. We may experience ownership changes in the future as a result of subsequent changes in our stock ownership, some of which may be outside our control. Accordingly, our ability to utilize the aforementioned carryforwards may be limited.

Further, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (Tax Act), as modified by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) changed the federal rules governing net operating loss carryforwards. For net operating loss carryforwards arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer’s ability to utilize such carryforwards to 80% of taxable income. In addition, net operating loss carryforwards arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. Net operating loss carryforwards generated before January 1, 2018 (which represent the substantial majority of our net operating losses) will not be subject to the Tax Act’s taxable income limitation and will continue to have a twenty-year carryforward period. Nevertheless, our net operating loss carryforwards and other tax assets could expire before utilization and could be subject to limitations, which could harm our business, revenue, and financial results.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve those related to costs to be capitalized as internal-use software and their useful life; the useful lives of other long-lived assets; impairment considerations for long-lived assets; expected lease term for capital leases; calculation of the sales reserve; valuation of our common stock and stock options and accounting for taxes; including estimates for sales tax and value-added tax liability; deferred tax assets; valuation allowance; and uncertain tax positions among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions.

Risks Related to Intellectual Property

Assertions by a third party that our cloud services infringe, misappropriate, or otherwise violate their intellectual property could subject us to costly and time-consuming litigation and adversely impact our business.

There is frequent litigation in the software and technology industries based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Some software and technology companies, including some of our competitors, as well as non-practicing entities, own patents and other intellectual property rights that they may use to assert claims against us. In our case, third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights. For example, we have faced infringement claims from other non-practicing entities in the past. There may be intellectual property rights held by others, including issued or pending patents, that cover significant aspects of our technologies or solutions, and we cannot assure you that we are not infringing, misappropriating, or violating, and have not infringed, misappropriated, or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, as we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third-party claims may increase.

Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, could be time-consuming and costly to address and resolve, could divert the time and attention of management and technical personnel from our business, could place limitations on our ability to use our current websites and technologies, and could result in an inability to market or provide all or a portion of our cloud services. Furthermore, we could be required to pay substantial monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s intellectual property rights. We may also be required to enter into a royalty or licensing agreement that could include significant upfront and future licensing fees or expend significant resources to redesign our technologies or solutions, which efforts may not be timely or prove successful at all and require us to indemnify customers or other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or at all. If we cannot develop or license technology for any allegedly infringing aspect of our business, we could be forced to limit our cloud services and may be unable to compete effectively. Any of these events could have a material adverse effect on our business.

If we are unable to adequately establish, maintain, protect, and enforce our intellectual property and proprietary rights, our reputation may be harmed, we may be subject to litigation, and our business may be adversely affected.

Our future success and competitive position depend in large part on our ability to establish, maintain, protect, and enforce our intellectual property and proprietary rights. We do not own any issued patents and rely on a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may be unable to detect any of the foregoing. Furthermore, effective trademark, copyright, and trade secret protection may not be available in every country in which our cloud services are available. Our lack of patent protection may restrict our ability to protect our technologies and processes from competition. Defending and enforcing our intellectual property rights may result in litigation, which can be costly and divert management attention and resources. If our efforts to protect our technologies and intellectual property are inadequate, the value of our brand and other intangible assets may be diminished and competitors may be able to mimic our cloud services. Any of these events could have a material adverse effect on our business.

With respect to our technology platform, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, outside contractors, consultants, advisors, and other third parties. We also enter into confidentiality and invention assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

Our use of “open-source” software could negatively affect our ability to sell our cloud services and subject us to possible litigation.

A portion of the technologies used by us incorporates “open-source” software, and we may incorporate open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. Companies that incorporate open-source software into their solutions have, from time to time, faced claims challenging the use of open-source software and compliance with open-source license terms. These licenses may subject us to certain unfavorable conditions, including requirements that we offer all or parts of our technology or services that incorporate the open-source software at no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open-source software, and/or that we license such modifications or derivative works under the terms of the particular open-source licensor other license granting third parties certain rights of further use. Although we monitor our use of open-source software, we cannot assure you that all open-source software is reviewed prior to use in our cloud services, that our developers have not incorporated open-source software into our technology platform or services, or that they will not do so in the future. In the event that we become subject to such claims, we could be subject to significant damages, enjoined from the sale of our solutions that contained the open-source software, and required to comply with onerous conditions. In addition, the terms of open-source software licenses may require us to provide software that we develop using such open-source software to others on unfavorable license terms. As a result of our current or future use of open-source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our solutions, discontinue making our solutions available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remediation efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remediation efforts on a timely basis, or at all. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could disrupt the distribution and sale of our solutions and have a material adverse effect on our business and operating results.

Risks Related to Ownership of Our Class A Common Stock and This Offering

We may invest or spend the proceeds of this offering in ways with which investors may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our net proceeds from the sale of shares of our Class A common stock in this offering will be used for general corporate purposes, including working capital, operating expenses, and capital expenditures and to fund new growth initiatives. In addition, although we do not have any agreements or commitments for any specific material acquisitions at this time, we may use a portion of the net proceeds to acquire businesses, products, services, or technologies. Also, prior to a private financing round consisting of $10.0 million of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) in August 2021, we had raised less than $3.0 million of outside equity investment since our founding in 2007. As a result, we do not have an established track record for the use of significant proceeds from the sale of shares of our stock. We may spend the proceeds in ways that may not yield a significant return or provide the anticipated benefits in a timely manner, or at all. In addition, until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees, and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Upon the completion of this offering, stockholders who hold shares of our Class B common stock, including our executive officers, employees, and directors and their affiliates, will collectively hold approximately     % of the voting power of our outstanding capital stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, after the completion of this offering, the holders of our Class B common stock will collectively continue to control a majority of the combined voting power of our capital stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of our Class B common stock represent at least 10% of all outstanding shares of our Class A common stock and Class B common stock. These holders of our Class B common stock may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, any of our founders or other large existing stockholders that hold significant shares of Class B common stock retain a significant portion of their holdings of our Class B common stock for an extended period of time, they could control a significant portion of the voting power of our capital stock for the foreseeable future. For a description of the dual class structure, see the section titled “Description of Capital Stock.”

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our offering, including our executive officers, employees, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Anti-takeover provisions contained in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board of Directors. Among other things, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will include provisions:

•	creating a classified Board of Directors whose members serve staggered three-year terms;

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authorizing “blank check” preferred stock, which could be issued by our Board of Directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;

•	controlling the procedures for the conduct and scheduling of Board of Directors and stockholder meetings; and

•	authorizing two classes of common stock, as discussed above.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents certain stockholders holding more than 15% of our outstanding capital stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such stockholder. Any provision of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

An active trading market for our Class A common stock may never develop or be sustained.

Even if we successfully complete our initial public offering, we cannot assure you that an active trading market for our Class A common stock will develop, or if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares of our Class A common stock.

The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to the completion of this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the market price of our Class A common stock following this offering is likely to be highly volatile, may be higher or lower than the initial public offering price of our Class A common stock, and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance.

Fluctuations in the price of our Class A common stock could cause you to lose all or part of your investment because you may be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	the impact of the COVID-19 pandemic;

•	changes in operating performance and stock market valuations of other technology companies generally or those in our industry in particular;

•	sales of shares of our Class A common stock by us or our stockholders;

•	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The large number of shares of our capital stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Based on shares of our capital stock outstanding as of June 30, 2021, we will have                 shares of our capital stock outstanding after this offering. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our capital stock for 180 days following the date of this prospectus without first obtaining the written consent of Oppenheimer & Co. Inc., subject to certain exceptions as set forth in “Underwriting”. As a result of these agreements, the provisions of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights” and the provisions of Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the Securities Act), shares of our capital stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 180 days after the date of this prospectus, if not earlier released, the remainder of the shares of our capital stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 and our insider trading policy.

Following the expiration of the lock-up agreements referred to above, stockholders owning an aggregate of up to 933,110 shares of our Class B common stock can require us to register shares of our capital stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register approximately                 shares of our capital stock reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and expiration of the market standoff agreements and lock-up agreements referred to above, the shares of our capital stock issued upon exercise of outstanding options to purchase shares of our Class B common stock will be available for immediate resale in the United States in the open market.

Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our outstanding capital stock upon the completion of this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will incur immediate dilution of $             in the net tangible book value per share from the price you paid. In addition, investors purchasing shares of our Class A common stock from us in this offering will have contributed     % of the total consideration paid to us by all stockholders who purchased shares of our common stock, in exchange for acquiring approximately     % of the outstanding shares of our common stock as of         , after giving effect to this offering. The exercise of outstanding options to purchase shares of our Class B common stock will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market, or our competitors, or if they adversely change their recommendations regarding our Class A common stock, the market price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us adversely change their recommendations regarding our Class A common stock or provide more favorable recommendations about our competitors, the market price of our Class A common stock would likely decline. If any of the analysts who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price of our Class A common stock or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Class A common stock in the foreseeable future. Consequently, investors may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase shares of our Class A common stock.

Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. Specifically, our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum provision for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty; (iii) any action arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws (as either may be amended from time to time); (iv) any action to interpret, apply, enforce, or determine the validity of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws; (v) any action asserting a claim against us that is governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as defined in the DGCL.

These exclusive forum provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Amended and Restated Certificate of Incorporation will further provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Amended and Restated Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find any of the exclusive forum provisions of our Amended and Restated Certificate of Incorporation to be inapplicable to or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer

Protection Act, the rules and regulations of the SEC, and the listing standards of the NASDAQ Global Market. For example, the Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Some members of our management team also have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

A Letter from the Founders

To Our Customers and Future Stockholders,

Backblaze was incorporated in 2007 by five founders who are all still with the company today, but its origins go back much farther than that. Our journey started when the same five individuals—Gleb, Brian, and Casey, joined shortly thereafter by Tim and Billy—launched our first startup in 1999, where we developed a philosophy around building easy-to-use products.

Our collaboration continued through our second startup as we further refined our principles to be customer focused, fair, and transparent. Then, as a result of a phone call from a friend who had lost some data (one in a long line of similarly frantic calls) with no backup because “no one has the time for that,” Brian gathered the same five people together a third time in 2007 to form Backblaze—with the intention of making storing, using, and protecting data so astonishingly easy that Brian wouldn’t have to field frantic phone calls like that ever again.

After building two successful businesses together, we embarked on this next part of our journey as a seasoned team with clear vision and purpose for this startup: We wanted to focus on customers. We wanted to create a great product. We wanted to offer that product at a fair price. We wanted customers to not only be glad to do business with us, but also trust us enough to enthusiastically recommend our products and cloud services to others.

Bootstrapped and Focused on Customers

To achieve this, we decided to create Backblaze differently, and with essentially no venture capital funding. As a result, the business has grown with an almost entirely bootstrapped approach—prior to 2021, we had raised less than $3 million in outside equity since our founding in 2007. This has helped us to focus exclusively on building an efficient culture and serving our customers.

The real source of Backblaze’s financial success and growth has been, and will continue to be, our customers. Building storage cloud products for our customers and keeping their most valuable data safe is what drives our entire culture.

Trust and Transparency

In 2007 Brian crafted a “Backblaze Statement of Core Values,” which outlined several of our founding principles. Here is the first:

Core Value #1—Be Fair and Customer Oriented

At Backblaze, we want to provide a quality product for a fair price. We want to be honest and up front with our customers as to what we can and cannot do and we want to be paid only the money honestly owed to us, and never engage in sleazy or misleading business practices where customers are misled in any way or pay for a service they do not receive. We are the “good guys”, and we act like it.

and our founding principles continue...

Backblaze strives to be open and transparent to customers, and open and transparent to all partners, employees, and investors. Any information you are ashamed to share with any one of the groups on this list is a warning sign that you might be doing something wrong.

These values sit at the very core of our culture. Transparency is more than a value for us, it’s our default approach. We release quarterly hard drive reports detailing the performance of each serial number and brand of the nearly 200,000 drives in our datacenter. We shared exactly how we store customer data redundantly, and how we do it inexpensively. We shared the source code algorithms used to encode and replicate our customer data to keep it safe. When we face problems, like we did during a 2010 power outage at a datacenter, we openly share what went wrong and how we will do better in the future. When there are problems with our software, we share what went wrong and the steps being taken to fix it, like in 2016 when a bug in a different company’s software caused problems with the Backblaze client if both pieces of software ran on the same customer laptop.

This openness has been met with customer appreciation and loyalty, which encourages us to stay true to these core Backblaze values.

Our Team, Our Culture

Early on, we grew our team by hiring co-workers from previous companies who we trusted with what we consider to be our lives and livelihood—our customers’ data. The first two after the five original founders deserve special mention as demi-founders: Damon Uyeda and Nilay Patel. Most of us went entirely without salary for more than a year in order to spend all of Backblaze’s resources building products our customers would love. In the spirit of that original bond, we formed a salary tontine where, until the public offering is finalized, a core group of the original founders and some other very early employees agreed to make the same salary. This solidarity helped us build and sustain our culture through the first 14 years of our evolution.

Our founding team is a diverse group of open-minded people born in four different countries, practicing at least five different religions, bound together by mutual respect and the common belief in making excellent products. We embrace what each individual brings to the business; diversity is one of our strengths. Leveraging this strength means discussing our differences in an open dialog—Backblaze is not afraid of diverging opinions. The free exchange of ideas is a strength, not a weakness.

Of the first 100 employees, more than half worked with us at previous companies, which speaks to our reputation, as do our Glassdoor ratings—4.9/5.0 stars, 100% CEO Approval, and 100% Recommend to a Friend as of December 31, 2020.

Backblaze welcomed its 228th employee as of June 30, 2021. One of the things we are the most proud of as founders is the team of exceptionally talented people who have chosen to work at Backblaze. They are highly sought-after individuals with extraordinary reputations who could have chosen to work at any tech company. To attract and retain such a team, we provide a warm, friendly office environment where families and well-behaved dogs are welcome.

Becoming a Public Company

Becoming publicly traded is a natural step for any company that wishes to stay independent, rather than being absorbed by a firm that may not share our core values. For us, the only question was when to take that step.

There were several factors that led us to make the transition now. First and foremost, we feel that there is a market opportunity to grow our customer base, and we are raising capital to pursue that opportunity. We do not plan to change our customer focus, nor our dedication to staying efficient. These additional funds are intended to expand on that focus, not to spend irresponsibly.

Second, Backblaze is employee owned. We grant stock options to every employee so that all employees share in our success. After 14 years of operation, it is time to give our most loyal, long-term team members some liquidity. We owe them that, and more.

Third, we want to invite our customers, community, and advocates as well as investors to become part owners in the next stage of our adventure. We feel that they have always been a part of our family, and we welcome them to take part in our continued success and growth.

Finally, an IPO is a branding event—a coming of age party. It marks the end of the startup period and the beginning of an era where we are a trusted, mature company without the “startup” qualifier.

As Backblaze becomes a public company, we plan to maintain our core values, our focus on sustainable growth, and our commitment to our customers. We are building on that foundation by welcoming an independent board and raising IPO funds to continue investing in and accelerating Backblaze’s growth.

Thank you and Next Steps

It has indeed been an incredible journey building Backblaze into what it is today. We are grateful to our customers for their business and trust, and we plan to continue earning that trust every day. We are thankful to our team members for their dedication to Backblaze and our values. And we are thankful for our friends, family members, and everybody else who helped and encouraged us along the way. We could not possibly have made it this far without you.

Data has become the digital world’s most precious resource. We have spent the last 14 years making it astonishingly easy to store, use, and protect that data. And we’re just getting started. As data continues to grow in volume and importance, we believe Backblaze will be a foundational element of the overall technology stack.

We invite you to join us in this next step in our evolution, the next part of our adventure—building Backblaze as a public company.

Gleb Budman, CEO & Chairperson

Brian Wilson, CTO & Director

Timothy Nufire, CCO & Director

Charles (Casey) Jones, VP Design

Kwok Hang (Billy) Ng, Web Architect

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

The words “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the sufficiency of our cash and cash equivalents to meet our projected operating requirements;

•	our ability to maintain the security of our platform;

•	our ability to sell our platform to new customers;

•	our ability to retain, and expand use of our platform by our existing customers;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to expand our partner ecosystem;

•	our ability to establish, maintain, protect and enforce our intellectual property and proprietary rights;

•	our estimated total addressable market;

•	the attraction and retention of qualified employees and key personnel;

•	our anticipated investments in sales and marketing, research and development, general and administrative, and cost of revenue;

•	our ability to successfully defend litigation brought against us;

•	the impact of the COVID-19 pandemic and other disruptive events on our business or that of our customers and partners;

•	our ability to successfully remediate and prevent material weaknesses in internal controls over financing reporting;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors” elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, advancements, discoveries, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains estimates, projections, and other information concerning our industry, our business, and our target markets. We obtained the industry, market, and similar data set forth in this prospectus from our internal estimates and research. Information based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, and similar sources.

Certain information in this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

•	International Data Corporation, Inc., Worldwide Global DataSphere (XLS), April 2020;

•	International Data Corporation, Inc., Data Age 2025: the Digitization of the World From Edge to Core, November 2018;

•	International Data Corporation, Inc., Worldwide Data Protection as a Service Forecast, 2020-2024, November 2020;

•	International Data Corporation, Inc., Worldwide Data Protection as a Service Forecast, August 2021;

•	International Data Corporation, Inc., Worldwide Data Protection as a Service Forecast, August 2021;

•	International Data Corporation, Inc., Worldwide Public Cloud Infrastructure as a Service Forecast, 2020-2024, July 2020;

•	International Data Corporation, Inc., Worldwide Public Cloud Infrastructure as a Service Forecast, July 2021;

•	International Data Corporation, Inc., Worldwide Public Cloud Infrastructure as a Service Forecast, 2020-2024 (XLS);

•	International Data Corporation, Inc., Worldwide Public Cloud Infrastructure as a Service Forecast, July 2021;

•	International Data Corporation, Inc., Worldwide Semiannual Public Cloud Services Spending Guide Taxonomy, 2019;

•	International Data Corporation, Inc., Worldwide Global DataSphere Forecast, 2020–2024: The COVID-19 Data Bump and the Future of Data Growth, April 2020;

•	Frost & Sullivan, Data & Storage: Results from 2020 Frost & Sullivan Surveys, December 2020;

•	Bitdefender, The ‘New Normal’ State of Cybersecurity: 2020 Business Threat Landscape Report, November 2020; and

•	Flexera, 2020 State of the Cloud Report, April 2020.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $                 million, or $                 million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $                  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of                shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $                 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock, obtain additional working capital, and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for general corporate purposes, including working capital, operating expenses, sales and marketing expenses to fund the growth of our business, research and development, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements, or commitments for any specific material acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we received from this offering. Accordingly, we will have broad discretion in using these proceeds.

Pending our use of the net proceeds from this offering, we plan to invest the net proceeds in a variety of capital preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit, or government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our Board of Directors subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements. Our future ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility. Our revolving credit agreement with HomeStreet Bank, as amended, contains certain restrictive covenants that prevent us from paying cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2021, as follows on:

•	an actual basis;

•

a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into                 shares of Class B common stock, (ii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, (iii) the automatic conversion of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) into                 shares of Class A common stock (based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) and (iv) the filing and effectiveness of our Amended and Restated Certificate of Incorporation in Delaware; and

•

a pro forma as adjusted basis to give effect to: (i) the pro forma adjustments set forth above; and (ii) our sale and issuance in this offering of                  shares of Class A common stock at the assumed initial public offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of June 30, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
(unaudited)
(in thousands, except share and per share data)
Cash and cash equivalents	$		$		$

Convertible preferred stock, $0.001 par value; shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		—		—		—
Common stock, $0.0001 par value; shares authorized, shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		—		—		—
Class A common stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted		—
Class B common stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted		—
Additional paid-in capital

Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$		$		$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Each increase (decrease) of                shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming the assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our Class A common stock and Class B common stock issued and outstanding, pro forma and pro forma adjusted, in the table above is based on no shares of our Class A common stock and 6,193,304 shares of our Class B common stock (including our convertible preferred stock on an as-converted basis) outstanding as of June 30, 2021, and excludes:

•

3,675,259 shares of our Class B common stock issuable upon the exercise of options outstanding as of June 30, 2021 under our 2011 Plan, with a weighted-average exercise price of approximately $10.87 per share;

•

the automatic conversion of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) into             shares of Class A common stock (based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus);

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	181,900 shares of our Class B common stock issuable upon the exercise of options granted under our 2011 Plan after June 30, 2021 with an exercise price of $36.21 per share;

•	145,097 shares of our Class B common stock reserved for issuance under our 2011 Plan as of June 30, 2021, which will become available for issuance under our 2021 Plan on the date of this prospectus;

•

                 shares of our Class A common stock reserved for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                 shares of our Class A common stock reserved for issuance under our 2021 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Historical net tangible book value (deficit) per share represents our total tangible assets less our liabilities and preferred stock that is not included in equity divided by the total number of shares of Class A common stock outstanding. As of June 30, 2021, our historical net tangible book value (deficit) was approximately $                 million, or $                 per share. Our pro forma net tangible book value as of June 30, 2021, was approximately $                 million, or $                 per share, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                  shares of Class B common stock and (ii) the automatic conversion of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) into                  shares of Class A common stock (based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) immediately prior to the completion of this offering.

After giving effect to (i) the pro forma adjustments set forth above and (ii) our sale in this offering of                  shares of Class A common stock at an assumed initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $                 million, or $                per share of our Class A common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution of $                 per share to investors purchasing Class A common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of June 30, 2021	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value, by $                per share and the dilution per share to new investors by $                per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase (decrease) the number of shares we are offering.

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $                per share, the increase in the pro forma net tangible book value per share for existing stockholders would be $                per share and the dilution to new investors participating in this offering would be $                per share.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of                shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $                million, or $                per share, and the pro forma dilution per share to investors in this offering by $                per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

As of June 30, 2021, after giving effect to the pro forma adjustments set forth above, the number of shares of our Class A common stock, the total consideration, and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to     % of the total number of shares of Class A common stock to be outstanding upon completion of this offering, and the number of shares of Class A common stock held by new investors participating in this offering will be further increased to      % of the total number of shares of Class A common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) total consideration paid by new investors by $                 and increase (decrease) the percent of total consideration paid by new investors by     %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase (decrease) of                in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $                , assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions.

The number of shares of our Class A common stock and Class B common stock issued and outstanding, pro forma and pro forma adjusted, in the table above is based on no shares of our Class A common stock and 6,193,304 shares of our Class B common stock (including our convertible preferred stock on an as-converted basis) outstanding as of June 30, 2021, after giving effect to the reclassification of all outstanding shares of our common stock into an equivalent number of our Class B common stock and the filing and effectiveness of our Amended and Restated Certificate of Incorporation in Delaware, and excludes:

•

3,675,259 shares of our Class B common stock issuable upon the exercise of options outstanding as of June 30, 2021 under our 2011 Plan, with a weighted-average exercise price of approximately $10.87 per share;

•

                 shares of our Class A common stock issuable upon the conversion of our convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) issued in a private placement to investors in August 2021 (based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus);

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	181,900 shares of our Class B common stock issuable upon the exercise of options granted under our 2011 Plan after June 30, 2021 with an exercise price of $36.21 per share;

•	145,097 shares of our Class B common stock reserved for issuance under our 2011 Plan as of June 30, 2021, which will become available for issuance under our 2021 Plan on the date of this prospectus;

•

                 shares of our Class A common stock reserved for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                 shares of our Class A common stock reserved for issuance under our 2021 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that any outstanding options are exercised or new awards are granted under our equity compensation plans, new investors will experience further dilution.

SELECTED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2019 and 2020 and the balance sheet data as of December 31, 2019 and 2020, are derived from our audited financial statements and related notes included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2020 and 2021 and the balance sheet data as of June 30, 2021, are derived from our unaudited financial statements and related notes included elsewhere in this prospectus. The unaudited financial data set forth below have been prepared on the same basis as our audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results to be expected in the future. The selected financial data in this section are not intended to replace our financial statements and the related notes, and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data
Revenue	$40,748	$53,784	$25,379	$31,462
Cost of revenue(1)	20,127	25,801	11,678	15,756

Gross profit	20,621	27,983	13,701	15,706
Operating expenses:
Research and development(1)	8,436	13,069	5,832	8,976
Sales and marketing(1)	8,166	11,924	5,423	8,124
General and administrative(1)	3,070	6,722	2,638	5,157

Total operating expenses	19,672	31,715	13,893	22,257

Income (loss) from operations	949	(3,732)	(192)	(6,551)
Interest expense	(1,929)	(2,886)	(1,153)	(1,718)
Gain on extinguishment of debt	—	—	—	2,299

Loss before provision for income taxes	(980)	(6,618)	(1,345)	(5,970)
Income tax provision	(16)	(5)	—	(136)

Net loss	$(996)	$(6,623)	$(1,345)	$(6,106)

Net loss per share, basic and diluted	$(0.19)	$(1.28)	$(0.26)	$(1.18)

Weighted average shares used in computing net loss per share, basic and diluted	5,165,770	5,169,284	5,167,756	5,192,205

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(1.09)		$(1.00)

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted (unaudited)(2)		6,102,394		6,125,315

(1)	Includes stock-based compensation expense as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Cost of revenue	$130	$100	$23	$194
Research and development	549	750	341	911
Sales and marketing	546	670	249	568
General and administrative	162	359	130	490

Total stock-based compensation expense	$1,387	$1,879	$743	$2,163

(2)

Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock in connection with a qualified initial public offering, using the as-converted method as though the conversion had occurred as of the beginning of the period presented or the date of issuance, if later.

	As of December 31, 2020		As of June 30, 2021
	2019	2020
			(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$6,978	$6,076	$1,306
Total assets	38,626	54,469	51,952
Capital lease liability and lease financing obligation, non-current	8,529	17,886	16,482
Debt, non-current	—	1,644	—
Convertible preferred stock	2,784	2,784	2,784
Accumulated deficit	(8,283)	(14,639)	(20,745)
Total stockholders’ deficit	(2,594)	(6,840)	(10,521)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. See the section titled “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Overview

We are a leading storage cloud platform, providing businesses and consumers cloud services to store, use, and protect their data in an easy and affordable manner. We provide these cloud services through a purpose-built, web-scale software infrastructure built on commodity hardware. From genome sequencing to mapping the world, from saving lives to playing online games, from interacting with a business to running one, data is central to modern existence. By substantially reducing the complexity and frustration of storing, using, and protecting data, we empower customers to focus on their core business operations. Through our blog and culture of transparency, we have built a devoted community of millions of readers and brand advocates. Referrals from our community of brand advocates, combined with our highly efficient and primarily self-serve customer acquisition model and an ecosystem of thousands of partners, have allowed us to attract over 480,000 customers as of June 30, 2021. These customers use our Storage Cloud platform across more than 175 countries to grow and protect their business data on our approximately 2 exabytes, or 2 trillion megabytes, of data storage under management. As businesses and consumers shift to the cloud, we believe our cloud services will increasingly become a foundational element of their overall technology stack.

Through our purpose-built software, our Backblaze Storage Cloud provides a platform that is durable, scalable, performant, and secure. This platform is the foundation for our Backblaze B2 Cloud Storage Infrastructure-as-a-Service (IaaS) consumption-based offering and our Backblaze Computer Backup Software-as-a-Service (SaaS) subscription-based offering. Backblaze B2 enables customers to store data, developers to build applications, and partners to expand their use cases. The amount of data stored in this cloud service can scale up and down as needed on a pay-as-you-go basis. Backblaze Computer Backup automatically backs up data from laptops and desktops for businesses and individuals. This cloud backup service offers easily understood flat-rate pricing to continuously back up a virtually unlimited amount of data.

Our operations have historically been efficient with limited outside investment. Prior to issuing $10.0 million of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) in a private financing round in August 2021, we had raised less than $3.0 million in outside equity since our founding in 2007. This has helped create a culture based on operational efficiency, creativity, and collaborative problem solving. Focusing on storage use cases and promoting an open ecosystem allows us to integrate well with a broad range of partners. From our straightforward pricing model, to our transparent communication with customers, to the popular and insightful content on our blog—we have established ourselves as an open and trusted provider and partner. We have consistently invested in our technology platform and highly efficient content-driven and primarily self-serve go-to-market strategy, allowing us to achieve the following customer, community, and product milestones:

Our Business Model

Our solutions are designed for individuals and businesses of all sizes and across all industries but have a particularly strong appeal to mid-market organizations (which we define as organizations with 10 to 999 employees) due to their desire for easy-to-use solutions. We generate revenue primarily from our two cloud services:

•

Backblaze B2 Cloud Storage, which enables customers to store data for any use case, and for developers to embed our platform into their applications. In both cases, our customers use this offering in a consumption-based model, and

•	Backblaze Computer Backup, which provides virtually unlimited backup to businesses and consumers in a SaaS subscription model.

Our pricing is simple and straightforward, with fees and terms that are shared transparently on our website. The chart below is a summary of the primary solutions and pricing options we offer.

We have maintained our per-gigabyte B2 Cloud Storage pricing for five years, and we announced price increases to our unlimited subscription Computer Backup pricing in February 2019 and July 2021 with no material impact on customer retention.

We provide simple pricing for usage of our cloud services and increase revenue per customer through our customers’ natural data growth or employee growth. Additionally, we provide customers with additional value through cross-sell, upsell, and use case expansion that result in additional revenue per customer. These options for cross-selling and upselling include the following:

•

Cross-Sell: After adopting any of our products, customers may expand to other products as their use cases grow, including Computer Backup customers who adopt B2 Cloud Storage to facilitate broader use cases. Adopting additional products expands usage of our platform.

•

Upsell: Customers can choose to use various features and services for additional fees, such as Extended Version History, Snapshots, cloud replication (anticipated to be available in the first half of 2022), and enhanced support tiers. For example, our Computer Backup cloud service includes 30-day file version history with all subscriptions; with Extended Version History customers can keep versions as long as they wish for $2/month plus $0.005/GB/month for files saved beyond one year. B2 Cloud Storage offers Snapshots that allow customers to create moment-in-time versions of their data, and we also allow customers to keep their data in multiple geographic regions, both of which provide more customer value and are charged at the current $0.005/GB/month pricing. Additionally, customers receive email and chat support for free, but can also opt for enhanced support tiers up to $700/month which provide dedicated customer support contacts and 24/7 response.

•

Use Case Expansion: B2 Cloud Storage customers may adopt the service for one business need, but can expand their use cases as their business evolves. One such example would be a business using B2 Cloud Storage for media asset management storage, which decides to also use the service as an origin store for content distribution; another would be a business that adopts B2 Cloud Storage for backup and archive purposes, which decides to also enable Object Lock for ransomware protection. Use case expansion enables the opportunity to deepen our relationship with our customers and increase revenue.

For prospective customers interested in B2 Cloud Storage, we offer a free tier and a simple, intuitive sign-up process, allowing them to quickly on-board and start using our solutions. Once prospective customers grow beyond the free storage limit, they have the flexibility to only pay for what they need and pay as they go, without any lock-in or long-term commitments. This is delivered via a consumption-based model, and we charge a fixed price per month per gigabyte of data stored on our platform.

For prospective customers interested in Computer Backup, we offer a free 15-day trial and automatically start to back up all their files securely to our Storage Cloud. Prospective customers can then choose to sign up on a per computer basis. The service is delivered via a SaaS model where revenue is recognized ratably over the subscription term. Subscriptions are offered to customers on a monthly, annual, or bi-annual basis, providing customers flexibility to choose their commitment lengths. We charge a flat rate for this solution and provide virtually unlimited backup capabilities to customers. There are no storage limits or tiers. Customers also have the option to subscribe to Extended Version History, which enables them to extend retention of old file versions and deleted files, which are typically saved for 30 days, to a year or perpetually.

We have a highly efficient go-to-market model that is built on a self-serve selling motion. Prospective customers find us through a variety of channels including our website, partners, and brand advocates. We have fostered deep community engagement with valuable content we share on our blog—in 2020 alone, more than 3 million readers consumed content that we shared there. Our content encourages organic, inbound traffic that we believe serves as our greatest source of advocates and referrals. Our frictionless free trial and self-serve sign-up processes help convert our blog readers and referrals from our brand advocates into customers, with over 80% of our revenue in 2020 coming from self-serve customers. In addition to generating customers, a community of thousands of partners has arisen as a result of our efforts. Our developer, alliance, and managed service provider (MSP) partners expand use cases and attract customers, thereby increasing usage of our Storage Cloud and helping to drive revenue growth. New customers and partners ultimately lead to more insight, content, and community engagement, which creates a positive feedback loop that drives additional customers and partners. In addition to our self-serve selling motion, in recent years we have begun to invest in a sales-assisted selling motion to identify opportunities to increase business with existing customers and to assist larger customers in adopting our services. Our sales-assisted selling motion has experienced substantial growth and helps customers that, in 2020, were approximately 20 times larger in terms of average revenue per customer than our self-serve customers. These efficient and effective go-to-market motions have helped us grow rapidly.

Substantially all of our revenue is recurring in nature. We employ a land-and-expand model that drives additional revenue from existing customers. As customers generate, store, and back up more data, their use of our platform increases, creating natural opportunities for revenue expansion. We are able to further expand our relationships with our customers when they adopt new features and use cases that lead to increased usage of our platform. Our land-and-expand strategy is evidenced by our overall net revenue retention rate of 113% and 114% as of December 31, 2019 and 2020, respectively.

The propensity of our customer relationships to expand over time is indicated by the chart below. Each cohort represents customers that were brought onto our platform in that given year.

Revenue by Customer Cohort

Factors Affecting Our Performance

We believe that the future growth and performance of our business will depend on several factors, including the following:

Scale Self Service Customer Acquisition

Our business depends, in part, on our ability to add new customers. We believe there is a significant opportunity to further grow our customer base by continuing to make investments in sales and marketing. We will continue investing in our customer acquisition and inbound demand generation activities, which is driven predominantly by our blog content, our case studies, social sharing, earned media, and our self-serve sign up model. We intend to leverage this model as an efficient approach to attract new customers, turning them into brand advocates, partners, and more referrals. Furthermore, we plan to continue to build and scale our paid lead generation and outbound sales motion to increasingly grow in the mid-market.

We also plan to continue to build our ecosystem of partners. We believe that delivering our Storage Cloud solutions through our alliance, developer, and MSP partnerships is an area of opportunity for us. By adding more partners and deepening our relationships with them, we expand our use cases and drive new customer acquisition.

Scale Sales-Assisted Efforts

We believe an increasingly important complement to our self-serve customer acquisition model is our targeted inside Sales team that is focused on a low-touch “sales-assisted” model that supports our larger customers if the need arises. This team focuses on inbound inquiries, outbound prospecting targeting specific use cases, and volume expansion of our self-serve customers.

Expansion Within Existing Customers

Our future success will depend in part on our ability to increase usage and adoption of our solutions with existing customers. We intend to increase revenue from existing customer relationships through the development of additional features and use cases, expanding our Customer Success initiatives, and natural customer data growth. We have developed add-on services, such as Extended Version History and multi-region selection, which customers pay for on top of existing offerings. Examples of expanding use cases include utilizing Backblaze for additional purposes such as media storage, hybrid cloud support, analytics repositories, and others. We also plan to grow our Customer Success initiatives to ensure customers avail themselves of the full benefits of our platform, thus resulting in increased adoption. As these customers continue to generate, store, and back up data, their use of our platform increases, creating natural opportunities for revenue expansion.

Continued Platform Investment and New Product Launches

We are committed to delivering market-leading products that continue to make cloud storage and backup easy. We believe we must maintain our product quality and strength of our brand in order to retain the current customer base as well as drive further revenue growth in our business. We intend to continue investing in our research and development activities to build upon our strong position in the technology community. We have a history of introducing successful new features and capabilities for our products, and we intend to continue investing heavily to grow our business to take advantage of our expansive market opportunity. We also expect to launch new products that are adjacent to our current offerings, which will provide us with the ability to further cross-sell and upsell.

Investments for Continued Scaling

We are focused on our long-term revenue potential and building out our infrastructure to sustain that growth. On a routine basis, we will focus resources on optimizing the efficiency of our data storage. In some scenarios, we will choose to pass on potential cost savings to the customer, but in other scenarios we will choose to reinvest cost savings back into infrastructure and design.

International Expansion

While our sales and marketing efforts have primarily focused on the United States, our existing customer base spans more than 175 countries, with 28% of our revenue originating outside of the United States for the year ended December 31, 2020. We believe international expansion represents a meaningful opportunity to generate further demand for our solutions in international geographies. We plan to invest in our operations internationally to reach new customers by expanding in targeted key geographies where we believe there are opportunities for significant return on investment.

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

	As of December 31,		As of June 30,

	2019	2020	2020	2021
Number of customers	427,169	466,298	447,513	484,630
Net revenue retention rate	113%	114%	116%	110%
Gross customer retention rate	90%	90%	90%	91%
Annual recurring revenue (in millions)	$46.0	$59.2	$52.3	$64.8

	As of
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Number of customers (in thousands)	394	406	417	427	436	448	458	466	476	485
Annual average revenue per user	$92	$98	$103	$108	$112	$116	$120	$124	$128	$133

We also monitor the key business metrics set forth below with respect to our B2 Cloud Storage and Computer Backup solutions.

	For the Year ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in millions)
B2 Cloud Storage revenue	$8.6	$14.2	$6.3	$10.1
Computer Backup revenue	$31.7	$38.9	$18.8	$21.1

	As of June 30, 2021 (unaudited)
	B2 Cloud Storage	Computer Backup
Number of customers (in thousands)(1)	67.5	430.6
Net revenue retention rate	130%	104%
Annual recurring revenue (in millions)	$21.8	$43.0
Annual average revenue per user	$326	$99

(1)	The number of customers for each of B2 Cloud Storage and Computer Backup solutions include approximately 13,500 customers that use both our B2 Cloud Storage and Computer Backup solutions.

Number of Customers

We believe our ability to grow the number of customers, and revenue generated per customer, on our platform provides a key indicator of the growth of our business and our future business opportunities. We also believe that the number of our customers is an important indicator of the market acceptance of our cloud services, engagement with our platform, and future revenue trends. We define a customer at the end of any period as a distinct account, as identified by a unique account identifier, that has paid for our cloud services, which makes up substantially all of our user base.

Net Revenue Retention Rate

We believe the growth in use of our platform by our existing customers is an important measure of the health of our business and our future growth prospects. We measure this growth by monitoring our overall net revenue retention rate, which measures our ability to retain and expand revenue from existing customers. We believe that we can drive this metric by continuing to focus on our customers and by adding additional products and functionality to our platform.

Our overall net revenue retention rate is a trailing four-quarter average of the recurring revenue from a cohort of customers in a quarter as compared to the same quarter in the prior year. We calculate our overall net revenue retention rate for a quarter by dividing (i) recurring revenue in the current quarter from any accounts that were active at the end of the same quarter of the prior year by (ii) recurring revenue in the current corresponding quarter from those same accounts. Our overall net revenue retention rate includes any expansion of revenue from existing customers and is net of revenue contraction and customer attrition, and excludes revenue from new customers in the current period. Our net revenue retention rate for Computer Backup and B2 Cloud Storage is calculated in the same manner as our overall net revenue retention rate based on the revenue from our Computer Backup and B2 Cloud Storage solutions, respectively.

Gross Customer Retention Rate

We use gross customer retention rate to measure our ability to retain our customers. Our gross customer retention rate reflects only customer losses and does not reflect the expansion or contraction of revenue we earn from our existing customers. We believe our high gross customer retention rates demonstrate that we serve a vital service to our customers, as the vast majority of our customers tend to continue to use our platform from one period to the next. To calculate our gross customer retention rate, we take the trailing four-quarter average of the percentage of cohort of customers who were active at the end of the quarter in the prior year that are still active at the end of the current quarter. We calculate our gross customer retention rate for a quarter by dividing (i) the number of accounts that generated revenue in the last month of the current quarter that also generated recurring revenue during the last month of the corresponding quarter in the prior year, by (ii) the number of accounts that generated recurring revenue during the last month of the corresponding quarter in the prior year.

Annual Recurring Revenue

We define annual recurring revenue (ARR) as the annualized value of all Backblaze B2 and Computer Backup arrangements as of the end of a period. Given the renewable nature of our business, we view ARR as an important indicator of our financial performance and operating results, and we believe it is a useful metric for internal planning and analysis. ARR is calculated based on multiplying the monthly revenue from all Backblaze B2 and Computer Backup arrangements, which represent greater than 98% of our revenue for the periods presented, (and excludes Physical Media revenue) for the last month of a period and multiplying it by 12. Our annual recurring revenue for Computer Backup and B2 Cloud Storage is calculated in the same manner as our overall annual recurring revenue based on the revenue from our Computer Backup and B2 Cloud Storage solutions, respectively. See Notes to our financial statements included elsewhere in this prospectus for more information on revenue from B2 Cloud Storage and Computer Backup arrangements.

ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and is not intended to be combined with or to replace that item. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

While ARR is not a guarantee of future revenue, we consider over 98% of our revenue recurring for the periods presented. As noted above, our gross customer retention rate has been consistent over the periods presented at approximately 90%. Although B2 Cloud Storage is paid for by customers in arrears, we recognize revenue in the month these storage services are delivered, and consider this revenue recurring as customers are charged as long as their data is stored with us. Further, during the periods presented, customers who store data with us generally increase the amount of their data stored over time, as evidenced by our B2 Cloud Storage net revenue retention rate of 130% as of June 30, 2021. Fees from B2 Cloud Storage (consumption-based arrangements) are recognized as services are delivered. Computer Backup (subscription-based arrangements) revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service commences, provided that all other revenue recognition criteria have been met. See Notes to the financial statements for details on our revenue recognition policy. Additional limitations of ARR include the fact that consumption-based revenue is not guaranteed for future periods, although we believe that our high historic gross customer retention rate is indicative of ARR, and the fact that our subscription terms can be on a monthly basis, although the significant majority of our customers have subscription terms of one year or longer during the periods presented above.

Annual Average Revenue Per User

We define annual average revenue per user (Annual ARPU) as the annualized value for the average revenue per customer. We believe Annual ARPU provides a useful indicator of our financial performance and revenue contributions per customer, and is an important metric for internal planning and analysis. Annual ARPU is calculated by dividing our revenue for the last month of a period by the total number of customers as of the last day of the same period, and then multiplying the resulting quotient by 12. Our annual average revenue per user for Computer Backup and B2 Cloud Storage is calculated in the same manner based on the revenue and number of customers from our Computer Backup and B2 Cloud Storage solutions, respectively.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we provide investors with non-GAAP financial measures including adjusted gross margin and adjusted EBITDA, each as defined below. These measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these measures as tools for comparison. Because of these limitations, when evaluating our performance, you should consider each of these non-GAAP financial measures alongside other financial performance measures, including the most directly comparable financial measure calculated in accordance with GAAP and our other GAAP results. A reconciliation of each of our non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP is set forth below.

Adjusted Gross Margin

We believe adjusted gross margin, when taken together with our GAAP financial results, provides a meaningful assessment of our performance, and is useful to us for evaluating our ongoing operations and for internal planning and forecasting purposes.

We define adjusted gross margin as gross profit, exclusive of stock-based compensation expense, depreciation expense of our property and equipment, and amortization expense of capitalized internal-use software included within cost of revenue, as a percentage of adjusted gross profit to revenue. We exclude stock-based compensation, which is a non-cash item, because we do not consider it indicative of our core operating performance. We exclude depreciation expense of our property and equipment and amortization expense of capitalized internal-use software, because these may not reflect current or future cash spending levels to support our business. We believe adjusted gross margin provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as this metric eliminates the effects of depreciation and amortization.

The following table presents a reconciliation of gross profit, the most directly comparable financial measure stated in accordance with GAAP, to adjusted gross profit, for each of the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Gross profit	$20,621	$27,983	$13,701	$15,706
Adjustments:
Stock-based compensation	130	100	23	194
Depreciation and amortization	9,083	12,402	5,534	7,683

Adjusted gross profit	$29,834	$40,485	$19,258	$23,583

Gross margin	51%	52%	54%	50%
Adjusted gross margin	73%	75%	76%	75%

Adjusted EBITDA

Our management uses adjusted EBITDA to assess our operating performance. We define adjusted EBITDA as net loss adjusted to exclude depreciation and amortization, stock-based compensation, interest expense, income tax provision, and gain on extinguishment of debt. We use adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that adjusted EBITDA, when taken together with our GAAP financial results, provides meaningful supplemental information regarding our operating performance by excluding certain items that may not be indicative of our business, results of operations or outlook. We consider adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis.

Our calculation of adjusted EBITDA may differ from the calculations of adjusted EBITDA by other companies and therefore comparability may be limited. Because of these limitations, when evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results. The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA for each of the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net loss	$(996)	$(6,623)	$(1,345)	$(6,106)
Adjustments:
Depreciation and amortization	9,318	12,951	5,749	7,982
Stock-based compensation	1,387	1,879	743	2,163
Interest expense	1,929	2,886	1,153	1,718
Income tax provision	16	5	—	136
Gain on extinguishment of debt	—	—	—	(2,299)

Adjusted EBITDA	$11,654	$11,098	$6,300	$3,594

Impact of COVID-19

The worldwide spread of COVID-19 has created significant uncertainty in the global economy. There have been no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of COVID-19 and the extent to which COVID-19 continues to impact our business will depend on future developments, which are highly uncertain and difficult to predict.

While the full impact of the pandemic to our business remains unknown and we believe that our results of operations and financial condition have not been materially adversely impacted to date, we also believe that the pandemic has had some impact on our business. Our potential customers, customers, or partners may have experienced, or in the future could experience, downturns or uncertainty in their own business operations due to COVID-19, which may have affected or could affect purchasing and operating decisions. For example, although we believe our ability to retain customers has not been materially impacted by the pandemic, we also believe that the pandemic may have caused some customers to reduce their use of cloud storage with us or to delay increasing their use of our cloud storage offerings. In addition, the pandemic may have caused potential customers to delay their purchasing decisions or to store less data with us. We may also experience customer losses due to customer bankruptcy or cessation of operations, or otherwise.

In addition to the impact on customers, the pandemic has had some impact to our supply chain. For example, starting in April 2020, we began to acquire additional hard drives and related infrastructure through capital lease agreements in order to minimize the impact of potential supply chain disruptions due to the pandemic. The additional leased hard drives resulted in a higher balance of capital equipment and related lease liability, an increase in cash used in financing activities from principal payments, as well as a higher ongoing interest and depreciation expense related to these lease agreements. Accordingly, our supply chain in the future may be disrupted, or we may be unable to obtain infrastructure and related equipment essential to our business on favorable terms or at all. However, based on the impact from the pandemic to date, we believe we have sufficient reserves to minimize any material impact to our business operations should such a disruption occur.

In response to the COVID-19 pandemic, in the first quarter of 2020, we temporarily closed our office, enabled our non-essential workforce to work remotely, and implemented travel restrictions for non-essential business. These changes remain in effect in the second quarter of 2021 and could extend into future quarters. The changes we have implemented to date have not affected and are not expected to materially affect our ability to maintain operations, including financial reporting systems, internal controls over financial reporting, and disclosure controls and procedures. Furthermore, after the outbreak of COVID-19, we have seen slower growth in certain operating expenses due to reduced business travel and the virtualization or cancellation of customer and employee events.

In April 2020, we applied for a payroll forgiveness loan and received $2.3 million from the Small Business Administration’s Paycheck Protection Program (PPP). We submitted our PPP forgiveness application in July 2020, and in June 2021 we received notification from the SBA that our forgiveness application of the PPP loan and accrued interest, totaling $2.3 million, was approved in full, and we had no further obligations related to the PPP loan. Accordingly, we recorded a gain on the forgiveness of the PPP loan as gain on extinguishment of debt on our statement of operations as of June 30, 2021. While we believe our loan was properly obtained and forgiven, there can be no assurance regarding the outcome of an SBA review. We have not been informed that a review will occur and we have not accrued any liability associated with the risk of an adverse SBA review.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations.

Key Components of Results of Operations

Revenue

We generate revenue primarily from our Backblaze B2 Cloud Storage and Backblaze Computer Backup cloud services offered on our platform. Our platform is offered to our customers through either a consumption or a subscription-based arrangement through Backblaze B2 and Backblaze Computer Backup, respectively. Our subscription arrangements range in duration from one month to 24 months, for which we bill our customers up front for the entire period. Our consumption-based arrangements do not have a contractual term and are billed monthly in arrears.

For our subscription arrangements, we provide our cloud services evenly over the contractual period, for which revenue is recognized on a straight-line basis over the contract term beginning on the date that the service is made available to the customer. Consumption-based revenue is variable and is related to fees charged for our customers’ use of our platform and is recognized as revenue in the period in which the consumption occurs.

In support of our platform, we also derive revenue from products offered to our customers for the ability to securely restore data using a USB drive (USB Restore) and for migrating large data sets to our platform using our proprietary Fireball device. Revenue from USB Restore is recognized as our products are delivered to our customers. Revenue recognized from customer rentals of our Fireball device is time-based.

We adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606) as of January 1, 2020.

Cost of Revenue and Gross Margin

Cost of revenue consists of expenses for providing our platform and cloud services to our customers. These expenses include operating in co-location facilities, network and bandwidth costs, and depreciation of our equipment and capital lease equipment in co-location facilities. Personnel-related costs associated with customer support and maintaining service availability, including salaries, benefits, bonuses, and stock-based compensation are also included. Cost of revenue also includes credit card processing fees, amortization of capitalized internal-use software development costs, and allocated overhead costs.

We intend to continue to invest additional resources in our infrastructure and related personnel, and our customer support organization, to support the growth of our business. Some of these investments, including costs of infrastructure equipment (including related depreciation) and expansion, are incurred in advance of generating revenue, and either the failure to generate anticipated revenue or fluctuations in the timing of revenue could affect our gross margin from period to period.

Operating Expenses

The most significant components of our operating expenses are personnel costs, which consist of salaries, benefits, bonuses, and stock-based compensation. We also incur other non-personnel costs related to our general overhead expenses. We expect that our operating expenses will increase in absolute dollars as we grow our business.

Research and Development

Research and development expenses consist primarily of personnel costs, consultant fees, costs related to technical operations, subscription services for use by our research and development organization and an allocation of our general overhead expenses. We capitalize the portion of our software development costs that meets the criteria for capitalization.

We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to focus our research and development efforts on adding new features to our platform, improving our cloud service offerings, and increasing the functionality of our existing features. Our research and development expenses may fluctuate as a percentage of revenue from period to period due to the timing and extent of these expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs. Sales and marketing expenses also include expenditures related to advertising, marketing, our brand awareness activities, commissions paid to marketing partners, and an allocation of our general overhead expenses.

We plan to continue investing in sales and marketing by increasing our sales and marketing headcount, supplementing our self-serve model with a direct sales approach, expanding our partner ecosystem, driving our go-to-market strategies, building our lead generation and brand awareness, and sponsoring additional marketing events. As a result, we expect our sales and marketing expenses to increase in absolute dollars for the foreseeable future. Sales and marketing expenses may fluctuate as a percentage of revenue from period to period because of the timing and extent of these expenses.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our accounting, finance, legal, IT, security, human resources, and administrative support personnel and executives. General and administrative expenses also include costs related to legal and other professional services fees, sales, and other taxes; depreciation and amortization; and an allocation of our general overhead expenses. We expect our general and administrative expenses to increase in absolute dollars as our business grows. Following the completion of this offering, we will incur additional general and administrative expenses as a result of operating as a public company, including increased expenses for insurance, costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, investor relations, and professional services expenses.

Interest Expense

Interest expense consists primarily of interest related to our capital lease agreements.

Income Tax Provision

Provision for income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance against our U.S. deferred tax assets because we have concluded that it is more likely than not that our deferred tax assets will not be realized.

Results of Operations

The following table sets forth our statements of operations data for the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(Unaudited)
	(in thousands)
Revenue	$40,748	$53,784	$25,379	$31,462
Cost of revenue(1)	20,127	25,801	11,678	15,756

Gross profit	20,621	27,983	13,701	15,706
Operating expenses:
Research and development(1)	8,436	13,069	5,832	8,976
Sales and marketing(1)	8,166	11,924	5,423	8,124
General and administrative(1)	3,070	6,722	2,638	5,157

Total operating expenses	19,672	31,715	13,893	22,257

Income (loss) from operations	949	(3,732)	(192)	(6,551)
Interest expense	(1,929)	(2,886)	(1,153)	(1,718)
Gain on extinguishment of debt	—	—	—	2,299

Loss before provision for income taxes	(980)	(6,618)	(1,345)	(5,970)
Income tax provision	(16)	(5)	—	(136)

Net loss	$(996)	$(6,623)	$(1,345)	$(6,106)

(1)	Includes stock-based compensation expense as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Cost of revenue	$130	$100	$23	$194
Research and development	549	750	341	911
Sales and marketing	546	670	249	568
General and administrative	162	359	130	490

Total stock-based compensation expense	$1,387	$1,879	$743	$2,163

The following table sets forth our statements of operations data expressed as a percentage of revenue for the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Revenue	100%	100%	100%	100%
Cost of revenue	49	48	46	50

Gross profit	51	52	54	50
Operating expenses:
Research and development	21	24	23	29
Sales and marketing	20	22	21	26
General and administrative	8	12	10	16

Total operating expenses	48	59	55	71

Income (loss) from operations	2	(7)	(1)	(21)
Interest expense	(5)	(5)	(5)	(5)
Gain on extinguishment of debt	—	—	—	7

Loss before provision for income taxes	(2)	(12)	(5)	(19)
Income tax provision	0	0	—	—

Net loss	(2)%	(12)%	(5)%	(19)%

Comparison of the Six Months Ended June 30, 2020 and 2021

Revenue

	For the Six Months Ended June 30,
	2020	2021	Change	% Change
	(in thousands)
B2 Cloud Storage revenue	$6,261	$10,050	$3,789	61%
Computer Backup revenue	18,803	21,055	2,252	12%
Physical Media revenue	315	357	42	13%

Revenue	$25,379	$31,462	$6,083	24%

Total revenue increased by $6.1 million, or 24%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. $3.8 million of the increase was from consumption-based revenue (B2 Cloud Storage), which increased by approximately $1.8 million from new customers and approximately $2.0 million from increased usage of our cloud services by existing customers. The remaining increase of $2.3 million was due to subscription-based revenue (Computer Backup), which increased by approximately $1.5 million from new customers and approximately $0.8 million primarily from expansion of existing customers. Additionally, COVID-19 was ongoing during the full six months ended June 30, 2021, and may have impacted our customers and potential customers, while the same period in 2020 had only a partial impact of the pandemic.

Cost of Revenue and Gross Margin

	For the Six Months Ended June 30,
	2020	2021	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$11,678	$15,756	$4,078	35%
Gross margin	54%	50%

Total cost of revenue increased by $4.1 million, or 35%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily attributable to an increase of $1.9 million for depreciation of our infrastructure equipment, which was mainly a result of purchasing additional hard drives and related infrastructure in order to minimize the impact of potential supply chain disruptions caused by COVID-19, and an increase of $1.7 million related to managing and operating our co-location facilities.

Gross margin decreased to 50% for the six months ended June 30, 2021 compared to 54% for the six months ended June 30, 2020. The decrease in gross margin was primarily due to cost of revenue increasing at a higher rate as compared to our revenue due primarily to investment in our infrastructure, as described above.

Operating Expenses

	For the Six Months Ended June 30,
	2020	2021	Change	% Change
	(in thousands)
Research and development	$5,832	$8,976	$3,144	54%
Sales and marketing	5,423	8,124	2,701	50%
General and administrative	2,638	5,157	2,519	95%

Research and Development

Research and development expense increased by $3.1 million, or 54%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily attributable to an increase of $2.1 million in personnel-related expenses as a result of increased headcount, an increase of $0.2 million related to facilities and IT overhead allocation, and an increase of $0.6 million related to stock-based compensation expense.

Sales and Marketing

Sales and marketing expense increased by $2.7 million, or 50%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase in sales and marketing expense was primarily attributable to an increase of $1.6 million in personnel-related expenses as a result of increased headcount, an increase of $0.3 million related to stock-based compensation and an increase of $0.6 million due to increased advertising expenses.

General and Administrative

General and administrative expense increased by $2.5 million, or 95%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily attributable to an increase of $1.3 million in personnel-related expenses as a result of increased headcount, an increase of $0.5 million in professional fees for accounting and tax services, and an increase of $0.4 million related to stock-based compensation expense.

Interest Expense

	For the Six Months Ended June 30,
	2020	2021	Change	% Change
	(in thousands)
Interest expense	$(1,153)	$(1,718)	$(565)	49%

Interest expense increased by $0.6 million, or 49%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily due to interest expense from capital lease agreements we entered into during the second half of 2020, which increased our capital lease liability significantly to $27.6 million as of June 30, 2021. The capital lease agreements were for additional hard drives and related infrastructure that we purchased in response to the COVID-19 pandemic, in order to minimize the impact of potential supply chain disruptions.

Income Tax Provision

For the Six Months Ended June 30,
2020	2021	Change	% Change
(in thousands)
$—	$(136)	$(136)	—%

Our provision for income taxes increased by $0.1 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 due to a charge related to the limitation on post-2017 federal net operating losses which are limited to 80% beginning in years after December 31, 2020.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	For the Year Ended December 31,
	2019	2020	Change	% Change
	(in thousands)
B2 Cloud Storage revenue	$8,569	$14,240	$5,671	66%
Computer Backup revenue	31,726	38,926	7,200	23%
Physical Media revenue	453	618	165	36%

Revenue:	$40,748	$53,784	$13,036	32%

Total revenue increased by $13.0 million, or 32%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. $5.7 million of the increase was from consumption-based revenue (B2 Cloud Storage), which increased by approximately $2.6 million from new customers and approximately $3.1 million from increased usage of our cloud services by existing customers. $7.2 million of the increase was due to subscription-based revenue (Computer Backup), which increased by approximately $4.7 million as a result of new customers and approximately $2.5 million primarily from expansion of existing customers. The year ended December 31, 2020 included the full impact of our 2019 price increase.

Cost of Revenue and Gross Margin

	For the Year Ended December 31,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$20,127	$25,801	$5,674	28%
Gross margin	51%	52%

Total cost of revenue increased by $5.7 million, or 28%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $3.0 million for depreciation of our infrastructure equipment and an increase of $2.2 million related to managing and operating our co-location facilities.

Gross margin increased to 52% for the year ended December 31, 2020 compared to 51% for the year ended December 31, 2019.

The increase in gross margin was primarily due to revenue increasing at a higher rate as compared to our cost of revenue as described above.

Operating Expenses

	For the Year Ended December 31,
	2019	2020	Change	% Change
	(in thousands)
Research and development	$8,436	$13,069	$4,633	55%
Sales and marketing	8,166	11,924	3,758	46%
General and administrative	3,070	6,722	3,652	119%

Research and Development

Research and development expense increased by $4.6 million, or 55%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $4.2 million in personnel-related expenses as a result of increased headcount, an increase of $0.2 million related to facilities and IT overhead allocation, and an increase of $0.2 million related to stock-based compensation expense.

Sales and Marketing

Sales and marketing expense increased by $3.8 million, or 46%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in sales and marketing expense was primarily attributable to an increase of $3.3 million in personnel-related expenses as a result of increased headcount and an increase of $0.5 million related to facilities and IT overhead allocation, partially offset by a decrease of $0.2 million in reduced spending for tradeshows as a result of the COVID-19 pandemic.

General and Administrative

General and administrative expense increased by $3.7 million, or 119%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $3.4 million in personnel-related expenses as a result of increased headcount, increase of $0.5 million in professional fees for accounting and other consulting services, and an increase of $0.2 million related to stock-based compensation expense, partially offset by a decrease of $0.3 million in reduced spending for in-office employee expenses and travel as a result of the COVID-19 pandemic.

Interest Expense

	For the Year Ended December 31,
	2019	2020	Change	% Change
	(in thousands)
Interest expense	$(1,929)	$(2,886)	$(957)	50%

Interest expense increased by $1.0 million, or 50%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to interest expense from $23.1 million in capital lease agreements we entered into during 2020, which increased our capital lease liability from $16.8 million as of December 31, 2019 to $29.2 million as of December 31, 2020. The capital lease agreements were for additional hard drives and related infrastructure that we purchased in response to the COVID-19 pandemic, in order to minimize the impact of potential supply chain disruptions.

Income Tax Provision

	For the Year Ended December 31,
	2019	2020	Change	% Change
	(in thousands)
Income tax provision	$(16)	$(5)	$11	(69)%

Our provision for income taxes did not change significantly, decreasing by less than $0.1 million, or 69%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for each of the six fiscal quarters ended June 30, 2021, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

Statements of Operations Data

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in thousands, unaudited)
Revenue	$12,358	$13,021	$13,817	$14,588	$15,312	$16,150
Cost of revenue(1)	5,448	6,230	7,097	7,026	7,830	7,926

Gross profit	6,910	6,791	6,720	7,562	7,482	8,224
Operating expenses:
Research and development(1)	2,660	3,172	3,300	3,937	4,269	4,707
Sales and marketing(1)	2,570	2,853	2,956	3,545	3,777	4,347
General and administrative(1)	1,129	1,509	1,519	2,565	2,253	2,904

Total operating expenses	6,359	7,534	7,775	10,047	10,299	11,958

Income (loss) from operations	551	(743)	(1,055)	(2,485)	(2,817)	(3,734)
Interest expense	(538)	(615)	(793)	(940)	(871)	(847)
Gain on extinguishment of debt	—	—	—	—	—	2,299

Income (loss) before provision for income taxes	13	(1,358)	(1,848)	(3,425)	(3,688)	(2,282)
Income tax (provision) benefit	—	—	(12)	7	—	(136)

Net income (loss)	$13	$(1,358)	$(1,860)	$(3,418)	$(3,688)	$(2,418)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in thousands, unaudited)
Cost of revenue	—	$23	$34	$43	$85	$109
Research and development	149	192	195	214	399	512
Sales and marketing	107	142	137	284	189	379
General and administrative	44	86	105	124	235	255

Total stock-based compensation expense	$300	$443	$471	$665	$908	$1,255

Percentage of Revenue Data

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(unaudited)
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue	44	48	51	48	51	49

Gross profit	56	52	49	52	49	51
Operating expenses:
Research and development	22	24	24	27	28	29
Sales and marketing	21	22	21	24	25	27
General and administrative	9	12	11	18	15	18

Total operating expenses	51	58	56	69	67	74

Income (loss) from operations	4	(6)	(8)	(17)	(18)	(23)
Interest expense	(4)	(5)	(6)	(6)	(6)	(5)
Gain on extinguishment of debt	—	—	—	—	—	14

Income (loss) before provision for income taxes	—	(10)	(13)	(23)	(24)	(14)
Income tax (provision) benefit	—	—	0	—	—	1

Net income (loss)	—	(10)%	(13)%	(23)%	(24)%	(15)%

Quarterly Changes in Revenue

Revenue increased sequentially in each of the quarters presented primarily due to the addition of new customers and increased usage of our cloud services. Additionally, the COVID-19 pandemic began during the first quarter of 2020, and was ongoing during the remaining quarterly periods presented, and may have impacted our customers and potential customers due to the economic impact of the pandemic. Increases or decreases in new sales or renewals in any one period may not be immediately reflected in our revenue for that period and may instead affect future periods. For our subscription arrangements, a portion of the revenue that we report in each period may be attributable to the recognition of deferred revenue recorded in prior periods.

Quarterly Changes in Cost of Revenue and Gross Margin

Cost of revenue generally increased in each of the quarters presented primarily as a result of increased infrastructure expenses, driven by the initial cost of new deployments for supporting the increased use of our platform by new and existing customers, as well as increased personnel-related expenses resulting from increased headcount. As we continue to scale our business, we are increasing the efficiency of our infrastructure, which should drive our cost of revenue as a percentage of revenue lower over the long term and increase our gross margin.

As a result of COVID-19, starting in April 2020, we began to lease additional hard drives to minimize the potential impact of any supply chain disruptions. The additional expenditures adversely impacted our gross margin and maintaining an increased supply of leased equipment may continue to adversely impact our gross margins in the future.

Quarterly Changes in Operating Expenses

Operating expenses have generally increased in each of the quarters presented primarily due to increased headcount and other related costs to support our growth. However, after the outbreak of COVID-19, we have seen slower growth in certain operating expenses due to reduced business travel, deferred hiring for some positions and the virtualization or cancellation of customer and employee events. Our research and development expenses have generally increased as we continued to add headcount for the development of enhancements and features to our platform. We intend to continue to make significant investments in research and development. We also intend to invest in our sales and marketing organization and programs to drive future revenue growth. General and administrative expenses increase as our business grows, consisting primarily of personnel costs for our accounting, finance, legal, human resources and administrative support personnel and executives. We expect to incur additional general and administrative expenses as a result of operating as a public company.

Liquidity and Capital Resources

Since inception, we have financed operations primarily through payments received from our customers. As of December 31, 2020 and June 30, 2021, our principal sources of liquidity were cash and cash equivalents of $6.1 million and $1.3 million, respectively.

We believe that our existing cash and cash equivalents, together with cash provided by operations and our revolving credit facility, will be sufficient to support our working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase or lease infrastructure equipment, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required or choose to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

In October 2017, we entered into a $15.0 million revolving credit agreement with HomeStreet Bank. Under this agreement, amounts available to be borrowed are based on the lesser of $15.0 million or our trailing four months’ monthly recurring revenue multiplied by a retention rate as defined in the agreement. Borrowings are secured by substantially all of our assets, with limited exceptions. During April 2021, we amended our revolving credit agreement. Under this amendment, among other things, (i) amounts available to be borrowed are based on the lesser of $10.0 million or our trailing four months monthly recurring revenue multiplied by a retention rate set forth in the amendment and (ii) advances on the line of credit bear interest payable monthly at the Wall Street Journal prime rate plus 1.00%. As amended, the revolving credit agreement matures in June 2022. As of June 30, 2021, the total amount available to us to be borrowed was $6.5 million.

We also have access to additional equipment lease financing capacity through certain lessors. In addition, during March 2021, we entered into an agreement with a lessor for up to $10.0 million of additional equipment lease financing under similar terms as outstanding leases with the lessor.

In April 2020, we applied for a payroll forgiveness loan and received $2.3 million from the Small Business Administration’s Paycheck Protection Program (PPP). We submitted our PPP forgiveness application in July 2020, and in June 2021 we received notification from the SBA that our forgiveness application of the PPP loan and accrued interest, totaling $2.3 million, was approved in full, and we had no further obligations related to the PPP loan. Accordingly, we recorded a gain on the forgiveness of the PPP loan as gain on extinguishment of debt on statement of operations as of June 30, 2021. While we believe our loan was properly obtained and forgiven, there can be no assurance regarding the outcome of an SBA review. We have not been informed that a review will occur and we have not accrued any liability associated with the risk of an adverse SBA review.

In August 2021, we issued $10.0 million of convertible notes in a private financing round to continue investing in our growth initiatives and for general corporate purposes. We also refer to these convertible notes security as a Simple Agreement for Future Equity agreement (SAFE). The convertible notes are automatically convertible into shares of our Class A common stock upon the completion of this offering (or other liquidity event if sooner) at a discounted price to the value of our common stock at the time of such event. The discount shall initially be equal to 10% and shall increase by an additional 10% annually following the effective date of the agreement, subject to a maximum discount of 50%. The discount shall be adjusted pro-rata on a monthly basis, increasing on the monthly anniversary of the effective date of the agreement. Interest shall accrue at the simple rate of 5% per annum of the outstanding amount commencing upon the effective date of the agreement and continuing until the outstanding principal amount has been paid in full or converted. The accrued interest shall be added to the purchased amount upon conversion into equity.

The following table shows a summary of our cash flows for the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)		(in thousands)
Net cash provided by operating activities	$13,203	$12,819	$6,994	$2,583
Net cash (used in) investing activities	(3,232)	(4,973)	(2,449)	(6,406)
Net cash (used in) financing activities	(7,733)	(8,748)	(2,175)	(947)

Operating Activities

Our largest source of operating cash is payments received from our customers. Our primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses, infrastructure expenses, and overhead expenses.

Cash provided by operating activities mainly consists of our net loss adjusted for certain non-cash items, including stock-based compensation, depreciation, and amortization of property and equipment, amortization of capitalized internal-use software, net, and changes in operating assets and liabilities during each period.

For the six months ended June 30, 2021, cash provided by operating activities was $2.6 million, which resulted from a net loss of $6.1 million, adjusted for non-cash charges of $8.2 million and net cash inflow of $0.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $8.0 million for depreciation and amortization expense, $2.3 million for the gain on extinguishment of the PPP loan and $2.2 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $0.9 million increase in deferred revenue, which increased due to our growing customer base and timing of collections from our customers. Cash provided by operations decreased during the six months ended June 30, 2021, as compared to the same period in 2020 primarily due to increased spending in support of our business growth.

For the six months ended June 30, 2020, cash provided by operating activities was $7.0 million, which resulted from a net loss of $1.3 million, adjusted for non-cash charges of $6.8 million and net cash inflow of $1.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $5.7 million for depreciation and amortization expense and $0.7 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $1.5 million increase in deferred revenue, which increased due to our growing customer base and timing of collections from our customers.

For the year ended December 31, 2020, cash provided by operating activities was $12.8 million, which resulted from a net loss of $6.6 million, adjusted for non-cash charges of $15.5 million and a net cash inflow of $3.9 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $13.0 million for depreciation and amortization expense and $1.9 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $2.0 million increase in deferred revenue, which increased due to our growing customer base and timing of collections from our customers, in addition to a $2.3 million increase in accrued expenses and other current liabilities, which increased due to timing of payment of our expenses.

For the year ended December 31, 2019, cash provided by operating activities was $13.2 million which resulted from a net loss of $1.0 million, adjusted for non-cash charges of $10.5 million and net cash inflow of $3.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $9.3 million for depreciation and amortization expense and $1.4 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $3.6 million increase in deferred revenue, which increased due to our growing customer base and timing of collections from our customers.

Investing Activities

Cash used in investing activities during the six months ended June 30, 2021 was $6.4 million, resulting primarily from capital expenditures of $4.5 million in support of infrastructure deployments to support our growing business, and $1.9 million related to the development of internal-use software for adding new features and enhanced functionality to our platform.

Cash used in investing activities during the six months ended June 30, 2020 was $2.4 million, resulting primarily from capital expenditures of $1.2 million in support of our infrastructure deployments to support our growing business, and $1.3 million related to the development of internal-use software for adding new features and enhanced functionality to our platform.

Cash used in investing activities during the year ended December 31, 2020 was $5.0 million, resulting primarily from capital expenditures of $2.1 million in support of infrastructure deployments to support our growing business, and $2.9 million related to the development of internal-use software for adding new features and enhanced functionality to our platform.

Cash used in investing activities during the year ended December 31, 2019 was $3.2 million, resulting primarily from capital expenditures of $1.6 million in support of our infrastructure deployments to support our growing business, and $2.0 million related to the development of internal-use software for adding new features and enhanced functionality to our platform.

Financing Activities

Cash used in financing activities for the six months ended June 30, 2021 was $0.9 million. Cash used in financing activities was from principal payments on our capital lease agreements of $5.7 million related to hard drives and other infrastructure equipment used in our co-location facilities and $1.8 million related to payments made for offering costs that are deferred, offset by $3.5 million in proceeds received from our credit facility and $2.9 million in proceeds received from lease financing transactions.

Cash used in financing activities for the six months ended June 30, 2020 was $2.2 million. Cash used in financing activities was from principal payments on our capital lease agreements of $4.5 million related to hard drives and other infrastructure equipment used in our co-location facilities, offset by $2.3 million in proceeds received from the PPP loan.

Cash used in financing activities for the year ended December 31, 2020 was $8.7 million. Cash used in financing activities was from principal payments on our capital lease agreements of $10.9 million related to hard drives and other infrastructure equipment used in our co-location facilities, offset by $2.3 million in proceeds received from the PPP loan.

Cash used in financing activities for the year ended December 31, 2019 was $7.7 million. Cash used in financing activities was from principal payments on our capital lease agreements related to hard drives and other infrastructure equipment used in our co-location facilities.

Contractual Obligations and Commitments

Our commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Operating lease commitments relate primarily to our rental of office space and co-location facilities. Our capital lease commitments relate primarily to our infrastructure equipment. Purchase commitments relate mainly to infrastructure agreements and subscription arrangements used to facilitate our operations.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our capital lease arrangements for obtaining hard drives and related equipment for our data center operations, which may be impacted by interest rate changes. We also earn interest income generated by cash and cash equivalents held at HomeStreet Bank, which is relatively insensitive to interest rate changes. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition.

Our credit facility with HomeStreet Bank is at a variable interest rate.

Foreign Currency Exchange Rate Risk

Our sales are currently denominated in the U.S. dollar and we have minimal foreign currency risk related to our revenue. In addition, most of our operating expenses are denominated in the U.S. dollar, resulting in minimal foreign currency risks. The volatility of exchange rates depends on many factors that we cannot accurately forecast. In the future, if our international sales increase or more of our expenses are denominated in currencies other than the U.S. dollar, our operating results may be adversely affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities could have on our results of operations.

Critical Accounting Policies and Estimates

Our financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with U.S. GAAP. The preparation of financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information, see Note 2 to our financial statements included elsewhere in this prospectus.

Revenue Recognition

The Backblaze Storage Cloud provides the core platform for our Backblaze B2 consumption-based offering and our Backblaze Computer Backup subscription-based offering. We derive our revenue primarily from fees earned from customers accessing these offerings through our platform, paid monthly in arrears for consumption-based arrangements for Backblaze B2, or charged upfront for subscription-based arrangements for Backblaze Computer Backup. We provide services to our customers under subscription-based arrangements of one month, one year and two years, which automatically renew at the end of the respective term.

We also recognize revenue from products offered to our customers for the ability to securely restore data using a USB drive (USB Restore) and for migrating large data sets to our platform using our proprietary Fireball device. We refer to these products as our Physical Media revenue. Physical Media revenue was approximately 1% of our revenue for the years ended December 31, 2020 and 2019, and for the six months ended June 30, 2020 and 2021.

Our monthly subscription arrangements do not provide customers with refund rights. One- and two-year subscription arrangements are eligible for a full refund for up to 30 days after subscribing. For Physical Media revenue, we offer a full refund to our customers restoring data using USB drives, if the drives are returned to us within 30 days of receipt. We recognize revenue net of our estimate of expected customer cancellations and returns. These estimates involve inherent uncertainties and use of management’s judgment.

As we provide our offerings as a hosted service, we do not provide customers the contractual right to take possession of the software at any time, do not incur set up costs, nor charge an installation fee to new customers.

Revenue recognition under ASC 605

We recognize revenue from these transactions when all of the following criteria are satisfied:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	the amount of the fees to be paid by the customer is fixed or determinable; and

•	collectability of the fees is reasonably assured.

Subscription arrangements revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service is made available to the customer, provided that all other revenue recognition criteria have been met. Revenue from consumption-based arrangements is recognized as services are delivered, which is also when it is earned.

Revenue recognition under ASC 606

On January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASC 606).

We determine revenue recognition in accordance with ASC 606 through the following five steps:

1. Identify the contract with a customer. We consider the terms and conditions of the contracts and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the contract has been approved by both parties, we can identify each party’s rights regarding the services to be transferred and the payment terms for the services, we have determined the customer to have the ability and intent to pay, and the contract has commercial substance. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history; however, as approximately 99% and 98% of our revenue was generated from customers paying via credit card during the year ended December 31, 2020 and six months ended June 30, 2021 (unaudited), respectively, the risk of non-payment is reduced.

2. Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the services and products that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. Our contracts typically contain a single distinct performance obligation representing our Backblaze Storage Cloud platform offerings, which includes Computer Backup and B2 Cloud Storage services and customer support.

3. Determine the transaction price. The transaction price is determined based on the consideration we expect to receive in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Our variable consideration includes consumption-based revenue and revenue arrangements that offer the right of return. We offer a 30 day right of return for 1 and 2-year subscription based arrangements and record a refund liability based on historical return data. Certain fees that are considered consideration payable to a customer are accounted for as a reduction of the transaction price. None of our contracts contain a significant financing component.

4. Allocate the transaction price to performance obligations in the contract. Contracts that contain multiple distinct performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (SSP). We determine the relative standalone selling price for performance obligations based on the price we sell a good or service for separately.

5. Recognize revenue when or as we satisfy a performance obligation. Revenue is recognized when control of the services is transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those services. Performance obligations are satisfied over time as the customer simultaneously receives and consumes the benefits as the entity performs. Revenue is generally recognized over the common measure of progress (i.e., time-based or consumption-based) for the entire performance obligation. Revenue from subscription-based arrangements is recognized on a straight-line basis over the contractual term beginning on the date that the service commences, as customers are entitled to the same benefits throughout the contractual term. Fees from consumption-based arrangements are recognized as services are delivered based on the amount of daily storage consumed. Revenue for USB Restore is recognized as USB devices are delivered to customers, and recognition through our Fireball device rental is time-based.

For revenue generated from arrangements that involve third-parties, we evaluate whether we are the principal or the agent based on maintaining control over the services being provided and maintaining the relationship with the end-customer. Substantially all of our revenue is reported on a gross basis, as we are the principal.

Stock-Based Compensation

All stock-based compensation to employees is measured on the grant date based on the fair value of the awards on the date of grant. We recognize compensation cost for awards on a straight-line basis over the requisite service period, which is generally the four-year vesting period.

If an award contains a provision whereby vesting is accelerated upon a change in control, we recognize stock-based compensation expense on a straight-line basis, as a change in control is considered to be outside of our control and is not considered probable until it occurs. Forfeitures are accounted for in the period in which they occur.

We use the Black-Scholes option pricing model to estimate the fair value of our stock options. The Black-Scholes option pricing model requires the use of complex assumptions, which determine the fair value of stock-based awards.

Our option-pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent our best estimates. These estimates involve inherent uncertainties and the application of judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•

Fair value of underlying common stock. Because our common stock is not yet publicly traded, we must estimate the fair value of our common stock. Our Board of Directors considers objective and subjective factors to determine the fair value of our common stock at each meeting in which equity grants are approved, including corroboration from contemporaneous third-party valuations;

•

Expected volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options;

•

Expected term. We determine the expected term based on the average period the options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior;

•	Risk-free rate. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term; and

•	Expected dividend yield. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the foreseeable future.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense. The intrinsic value of all outstanding options as of June 30, 2021 was approximately $             million, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, of which approximately $             million is related to vested options and approximately $             million is related to unvested options.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our Board of Directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our Board of Directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our Board of Directors exercised reasonable judgment and considered objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date.

In valuing our common stock, the fair value of our business was determined through third-party valuations using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the closing of this offering, our Board of Directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Capitalized Internal-use Software, Net

We capitalize qualifying software development costs related to new features and enhancements to the functionality of our platform and related products. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

We review capitalization criteria for each project individually. Capitalized costs are amortized over the estimated useful life of the software, which is five years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. We determine the useful lives of identifiable project assets after considering the specific facts and circumstances related to each project. The amortization of costs related to the platform applications is included in cost of revenue in the statement of operations.

Significant judgments related to the capitalization of internal use software costs include determining whether it is probable that projects will result in new or additional functionality, concluding on when the application development phase starts and ends, and estimating which costs, especially employee compensation costs, should be capitalized.

Recently Adopted Accounting Pronouncements

See the sections titled “Basis of Presentation and Summary of Significant Accounting Policies—Accounting Pronouncements Recently Adopted” and “Basis of Presentation and Summary of Significant Accounting Policies—Accounting Pronouncements Not Yet Adopted” in Note 2 to our financial statements included elsewhere in this prospectus for more information.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups (JOBS) Act. For so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation. The JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of some accounting standards unless and until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Our Mission

Data is the digital world’s most precious resource.

Our mission is to make storing, using, and protecting that data astonishingly easy.

Company Overview

We are a leading storage cloud platform, providing businesses and consumers cloud services to store, use, and protect their data in an easy and affordable manner. We provide these cloud services through a purpose-built, web-scale software infrastructure built on commodity hardware. From genome sequencing to mapping the world, from saving lives to playing online games, from interacting with a business to running one, data is central to modern existence. By substantially reducing the complexity and frustration of storing, using, and protecting data, we empower customers to focus on their core business operations. Through our blog and culture of transparency, we have built a devoted community of millions of readers and brand advocates. Referrals from our community of brand advocates, combined with our highly efficient and primarily self-serve customer acquisition model and an ecosystem of thousands of partners, have allowed us to attract over 480,000 customers as of June 30, 2021. These customers use the Backblaze Storage Cloud platform across more than 175 countries to grow and protect their business data on our approximately 2 exabytes, or 2 trillion megabytes, of data storage under management. As businesses and consumers shift to the cloud, we believe our cloud services will increasingly become a foundational element of their overall technology stack.

At its founding, Backblaze set out to simplify the process of storing, using, and protecting data. Over the following years we focused relentlessly on cutting away the complexity common among diversified cloud vendors’ services and legacy on-premises system vendors. Today, our solutions are differentiated by their ease of use and affordability. Focusing on storage use cases and promoting an open ecosystem allows us to integrate well with a broad range of partners. From our straightforward pricing model, to our transparent communication with customers, to the popular and insightful content on our blog—we have established ourselves as an open and trusted provider and partner.

The Backblaze Storage Cloud organizes, safeguards, and keeps over 500 billion files available on demand and is designed to store trillions more in the future. Through our purpose-built software, we provide a platform that is durable, scalable, performant, and secure. This software manages our global physical infrastructure of nearly 200,000 hard drives and one terabit per second (one million megabits) of network capacity across 5 data centers that are interconnected by private network infrastructure. Our scale, along with our efficiency and expertise developed over years of growing the Backblaze Storage Cloud, provide a robust platform and significant barriers to entry. Our two cloud services that we offer on our Storage Cloud are:

•

Backblaze B2 Cloud Storage: Enables customers to store data, developers to build applications, and partners to expand their use cases. The amount of data stored in this cloud service can scale up and down as needed on a pay-as-you-go basis. This service is offered as consumption-based Infrastructure-as-a-Service (IaaS) and serves use cases including backups, multi-cloud, application development, and ransomware protection.

•

Backblaze Computer Backup: Automatically backs up data from laptops and desktops for businesses and individuals. This cloud backup service offers easily understood flat-rate pricing to continuously back up a virtually unlimited amount of data. This service is offered as a subscription-based Software-as-a-Service (SaaS) and serves use cases including computer backup, ransomware protection, theft and loss protection, and remote access.

Public cloud adoption has been rapid and transformational for a wide range of companies. However, the market is demanding alternatives to the traditional, diversified public cloud vendors for multiple reasons. These public cloud vendors have increasingly focused on the largest enterprises, resulting in significant complexity in their products and pricing that leaves behind mid-market businesses. Due to their walled-garden approach, these public cloud vendors have made it expensive for customers to use their data in multi-cloud and hybrid cloud deployments and with other independent cloud platforms. Additionally, such diversified public cloud vendors increasingly compete with their customers and partners in an ever-widening range of industries.

Backblaze, on the other hand, is designed to fulfill major unmet market needs, particularly among mid-market businesses, by providing straightforward cloud storage offerings with easy-to-understand and affordable pricing from a trusted and independent provider.

Our solutions are designed for individuals and businesses of all sizes and across all industries but have a particularly strong appeal to mid-market organizations (which we define as organizations with 10 to 999 employees) due to their desire for easy-to-use and cost-effective solutions. We serve both the Public Cloud IaaS Storage market and Data-Protection-as-a-Service market (DPaaS). According to forecasts from International Data Corporation (IDC), the worldwide market for Public Cloud IaaS Storage is $27.6 billion in 2020 and is expected to grow to $91.0 billion by 2025. Additionally, according to IDC, the worldwide market for DPaaS is $7.7 billion in 2020 and expected to grow to $18.4 billion by 2025. Based on our analysis of IDC data, we believe the Backblaze opportunity in the mid-market alone for Public Cloud IaaS is expected to grow to $54.6 billion by 2025, representing a CAGR of 27%, and for DPaaS to $11.0 billion by 2025, representing a CAGR of 19%.

We have a highly efficient go-to-market model that is built on a self-serve selling motion. Prospective customers find us through a variety of channels including our website, partners, and brand advocates. We have fostered deep community engagement with valuable content we share on our blog—in 2020 alone, more than 3 million readers consumed content that we shared there. Our content encourages organic, inbound traffic that we believe serves as our greatest source of advocates and referrals. Our frictionless free trial and self-serve sign-up processes help convert our blog readers and referrals from our brand advocates into customers, with over 80% of our revenue in 2020 coming from self-serve customers. In addition to generating customers, a community of thousands of partners has arisen as a result of our efforts. Our developer, alliance, and managed service provider (MSP) partners expand use cases and attract customers, thereby increasing usage of our Storage Cloud and helping to drive revenue growth. New customers and partners ultimately lead to more insight, content, and community engagement, which creates a positive feedback loop that drives additional customers and partners. In addition to our self-serve selling motion, in recent years we have begun to invest in a sales-assisted selling motion to identify opportunities to increase business with existing customers and to assist larger customers in adopting our services. Our sales-assisted selling motion has experienced substantial growth and helps customers that, in 2020, were approximately 20 times larger in terms of average revenue per customer than our self-serve customers. These efficient and effective go-to-market motions have helped us grow rapidly.

Substantially all of our revenue is recurring in nature. We employ a land-and-expand model that drives additional revenue from existing customers. As customers generate, store, and back up more data, their use of our platform increases, creating natural opportunities for revenue expansion. We are able to further expand our relationships with our customers when they adopt new features and use cases that lead to increased usage of our platform. Our land-and-expand strategy is evidenced by our overall net revenue retention rate of 113% and 114% as of December 31, 2019 and 2020, respectively.

Our B2 Cloud Storage revenue grew by 66% during the year ended December 31, 2020 and our Computer Backup cloud service revenue grew by 23% during the year ended December 31, 2020. We also have recently launched offerings such as Extended Version History, multi-region selection, and our new ransomware protection functionality, Object Lock. By expanding our offerings, we are able to further expand our revenue and market opportunity. Our operations have historically been efficient with limited outside investment. Prior to issuing $10.0 million of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) in a private financing round August 2021, we had raised less than $3.0 million in outside equity since our founding in 2007. This has helped create a culture based on operational efficiency, creativity, and collaborative problem solving. This culture, combined with the software and infrastructure we have scaled, refined, and enhanced over a decade, our innovation roadmap, our efficient go-to-market, large community of brand advocates, and position as an independent cloud platform, is what enables us—now and in the future—to succeed. This is evident in the significant growth we have achieved in recent periods. In the years ended December 31, 2019 and 2020, our revenue was $40.7 million, $53.8 million, respectively, representing growth of 32%. We incurred net losses of $1.0 million and $6.6 million for the years ended December 31, 2019 and 2020, respectively. As of June 30, 2021, our annual recurring revenue (as defined below) was $64.8 million and we incurred net losses of $6.1 million for the six months ended June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for more information on annual recurring revenue.

Industry Background

We believe data is an increasingly critical part of the global economy. The fundamental shift in how data is created and consumed is fueling the growth and evolution of storage:

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Data storage growth is rapidly expanding to enable our digital universe. Organizations ranging from large companies to small enterprises, startups, municipalities, and educational institutions are digitally transforming and must evolve to effectively compete, or risk becoming irrelevant to customers and being left behind by the market. From gaming to social media to streaming video, entire industries are being built around data. Modern advancements across a range of industries drive data creation and consumption from applications such as artificial intelligence and machine learning. Additionally, increasing regulatory and compliance requirements are also driving retention requirements. As a result, it is a business imperative for companies to retain significantly more data and keep it much longer.

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Data is migrating to the cloud. Historically, data was managed on-premises using legacy storage systems. Organizations are increasingly migrating to the cloud to capitalize on improved flexibility, agility, and scalability, and much of their stored data is moving along with them. IDC estimates that approximately only 4% of global data was stored in public cloud environments in 2010 compared to a projected 53% in 2024.

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Companies are choosing multi-cloud solutions and demanding alternatives to the diversified cloud vendors. Multi-cloud deployments are becoming more commonplace as companies seek to avoid vendor lock-in, minimize latency, and provide redundancy for their mission critical data. According to Frost & Sullivan’s 2020 Global Cloud User Survey, 43% of respondents indicated current adoption of multi-cloud in 2020 and 84% of respondents indicated planned adoption of multi-cloud in 2022.

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Non-specialists are making purchasing decisions and driving demand for easy, self-serve solutions. Today, IT generalists who are responsible for broad areas of technology, along with other professionals—including cinematographers, DNA scientists, and software developers—and a multitude of roles within an organization that have traditionally not had deep storage expertise can be the purchasing decision makers. These decision makers desire self-serve solutions that work easily and address their needs.

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Developers are a driving force for digital transformation and technology selection. Developers and the applications they create are at the forefront of digital transformation, often guiding business strategy for organizations. As a result, developers are able to influence what technologies, platforms, and solutions are adopted by the broader organization, often seeking platform features such as self-serve, immediacy, and efficiency. Developer-focused, independent cloud platforms that provide services like payment processing, communications, compute, edge distribution, and more have generated billions in revenue by serving these customers. Vendors looking to capture a critical mass of developer mindshare are increasingly shaping their products and solutions to serve these preferences.

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Cybersecurity threats, such as ransomware, are costly and on the rise. The frequency and impact of cybersecurity threats continues to grow, and the cost of these attacks is increasing. Cybersecurity Ventures estimates that the global cost of ransomware attacks alone will reach $20 billion in 2021, a significant increase compared to estimated damages of $11.5 billion and $8 billion in 2019 and 2018, respectively. Ransomware targets victims by encrypting their files and demanding payment for access to the decryption key. According to the Threat Landscape Report in 2020 by Bitdefender, the total number of global ransomware reports increased by 715% year over year in the first half of 2020.

Limitations of Existing Solutions

The explosion of data and the complexity of how businesses and individuals interact with it has made handling data storage needs difficult and expensive, particularly for mid-market companies.

Limitations of Diversified Cloud Vendors

Organizations undergoing digital transformation or growing digital-native businesses are increasingly considering diversified cloud vendors to address the limitations of current solutions. However, with diversified cloud vendors, much of the benefit of the public cloud remains out of reach because those solutions are:

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Focused largely on serving the enterprise segment. Diversified cloud vendors optimize for large multinational enterprises with significant IT resources and expansive, complex use cases. According to Flexera’s 2020 State of Cloud survey, businesses with fewer than 1,000 employees have substantially lower cloud bills and IT spend, and on average 56% of these businesses are spending less than $600,000 annually compared with only 12% of enterprises. The financial opportunity that enterprise customers represent influences the product roadmap and engineering focus of diversified cloud vendors, resulting in solutions that are not optimal for mid-market businesses. Additionally, these providers typically lack sales motions and support resources that are focused on non-enterprise organizations.

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Closed ecosystems that limit customer choice and promote vendor lock-in. Existing diversified cloud vendors promote policies and impose fees that lock customers into a provider’s infrastructure, add-on services, and pricing models. Their proprietary standards inhibit interoperability and portability of applications from vendor to vendor. High egress fees cause significant budget strain, often blocking businesses and customers from finding more suitable solutions or using multi-cloud infrastructures, and thereby hampering their innovation and long-term growth.

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Complicated, creating barriers to adoption. Diversified cloud vendors typically have over 100 different services, with multiple subsets of each, and a plethora of miscellaneous features that cause complexity and choice overload, often necessitating consultants to help facilitate customers’ decisions. These issues result in mid-market customers being unable to fully take advantage of the benefits of the cloud.

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Expensive with opaque pricing models. Diversified cloud vendors have complicated pricing models with hidden and add-on fees, making it difficult for organizations to understand what they are paying for. The pricing of existing cloud storage solutions can vary in terms of storage minimums, tiers, egress fees, geography, and more. A new variety of business consultancy has developed just to decipher and optimize invoices from diversified cloud vendors. Often, these charges impose a larger than anticipated financial burden on customers. Customers who expect cost savings using the cloud can get locked in, surprised by unexpected bills, and may be forced to make painful internal budgetary decisions as a result.

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Forcing trade-offs between making data available and affordable. Existing public cloud solutions require organizations to assess what data they need to keep, and how they will use it. Customers must choose between prioritizing their data into expensive tiers to keep it readily available or archiving their data in cold tiers, which are storage solutions that feature long retrieval times and high egress fees. As a result, organizations must weigh the trade-off between availability and cost, limiting the organization’s ability to use data to its full potential.

Limitations of Legacy On-Premises Solutions

Some organizations use legacy on-premises storage solutions for data management, but these solutions are ill-suited to modern data needs because of:

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Burdensome set up and ongoing management: Setting up on-premises environments requires the commitment of data center space, selection and installation of various types of equipment, and hiring dedicated personnel with specialized skill sets. To maintain these environments, organizations need sufficient resources as well as staff who continually work to attempt to minimize downtime, secure data access, and ensure data availability and durability.

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Challenging forecasting which inhibits scaling: Businesses have to ensure the correct amount of storage is available when needed for on-premises IT environments. Forecasting this amount is difficult, and businesses constantly need to balance excess storage capacity with underutilized and idle storage resources. Purchasing too much storage is inefficient and wasteful while the lack of excess capacity may create conflicts between data retention and other business needs. Ultimately, businesses can find it difficult to strike the right balance, resulting in operational challenges and an inability to effectively scale.

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High total cost of ownership: On-premises storage systems require significant capital expenditures and often necessitate upfront financing for purchase. These storage systems also require frequent maintenance and hardware upgrades, particularly as equipment ages. In addition, other costs including ongoing personnel, end of life disposals, unexpected equipment failures, and potential consulting fees, combine to make on premises solutions heavy burdens on mid-market businesses.

Key Benefits for Customers

Our Storage Cloud provides customers with the following key benefits:

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Foundational storage platform at web scale. Our Storage Cloud serves as a foundational element of their overall technology stack, delivering storage on-demand at web scale, thus freeing the customer from the need to manage storage themselves. Our Storage Cloud architecture is unconstrained by number of files, file sizes, geography, and speed, providing customers with virtually unlimited storage that is durable, available, and secure.

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Enables customers to readily use their data. Backblaze makes all data available and easily portable. With no cold tiers, customers can access any piece of data directly. Further, by connecting with other leading cloud providers, Backblaze makes it easy and free to build applications on an open ecosystem and support multi-cloud deployments.

•	Easy and intuitive for everyone. Businesses and consumers desire streamlined and easy-to-use solutions. Our Storage Cloud provides customers the ability to leverage the benefits of the public cloud without its challenges. Based on our analysis of market research, we believe our customers could experience significant time savings by using our B2 Cloud Storage solution for managing periodic cloud operations, including managing users, data tiers and billing, compared to other cloud service providers. From our free trial to our self-serve sign up to our intuitive use cases, every step of onboarding and ongoing usage is optimized for ease of use and customer efficiency.

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Flexible with ability to right-size usage. If a customer’s data needs rapidly increase, that customer can simply store more data or reduce storage use if no longer needed. This eliminates the concern about underutilized resources or wasted spend. Additionally, customers only need to pay for what they use and do not need to commit to a minimum storage size or duration.

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Affordable with increased ROI. We were founded on principles of cost efficiency and delivering the most value for our customers. These principles drove our platform development, which resulted in a cost-optimized design. We have passed these cost-optimizations on to our customers to enable them to store and serve data at a fraction of the list price of diversified cloud vendors, providing increased ROI from day one.

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Businesses and consumers do not need to choose between availability and cost. Customers can easily store all their data on our Storage Cloud, enabling it to be both available and affordable at the same time. They no longer need to predetermine what data is worth keeping immediately available versus archiving, and thereby what requires a higher tier and price of service.

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Transparent and predictable. We pride ourselves on being transparent with customers and providing straightforward, simple pricing. Customers either pay only for the data they store or a fixed rate for backup services. We make our service provisions clear with no complicated or hidden fees.

Competitive Strengths

Our competitive strengths include:

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Robust technology platform and rapid innovation. Our differentiated technology platform provides durable, available, scalable, performant storage at web scale, all while maximizing cost efficiency. We believe that the scale of our platform and the intellectual property we have gained through developing it—including our software layer, fine-tuned over a decade of managing the complexity of data storage; the experience from running the massive infrastructure that software operates; and the learnings gained from supporting over 480,000 customers—provides a significant competitive moat. We also have a successful track record of launching new features and capabilities for our products, and we expect to continue doing so in the future. Recent examples of our innovation include the Backblaze S3 Compatible API, regional choice, Cross Origin Resource Sharing, Extended Version History, and our new ransomware protection functionality, Object Lock. We believe our innovation will help us continue to capture and expand our estimated total addressable market.

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Purpose-built for cloud storage. We are a pure-play storage provider and our engineering decisions are optimized for data storage use cases. Specializing in one area of the cloud computing stack enables us to develop targeted solutions for the most critical storage needs of our customers. The result is easy, affordable, and predictable data storage and access.

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Attractive ecosystem partner with best-of-breed cloud platforms. Our position as a storage provider purpose built for web scale, with interoperability and an open ecosystem in mind, creates natural partnership opportunities with other independent cloud platforms. For these partners, we are an attractive provider of storage for both our quality of service and our neutrality—as compared to diversified cloud vendors who provide competing cloud service offerings. This ecosystem of integrated partnerships provides customers the flexibility to choose the best combination of solutions and create the optimal technology stack for their needs. As the partner ecosystem expands, it provides for compounding revenue growth opportunities: each partner brings additional customers, each of these customers brings additional data, and each customer can adopt additional services.

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Customer acquisition propelled by community-driven inbound marketing. Our content marketing engine—driven by our blog, which was visited by more than 3 million readers in 2020 alone—propels our highly efficient customer acquisition. We use public relations and social media to drive deeper engagement, and our free-to-test approach and self-serve sign-up process ease conversions from this audience. Customers often reference our content as their first point of interaction with Backblaze, and as a reason they choose our cloud services. We believe such a large, engaged audience and the trust we have developed organically with them over 14 years of sharing valuable, unique content, would be difficult for any competitor to replicate. We believe the audience our content engine generates serves as our greatest source of advocates, referrals, new customers, and partners. These new customers and partners ultimately lead to more insight, content, and community engagement, which perpetuate a powerful positive feedback loop that drives additional customers and partners, as illustrated in the image below.

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Frictionless go-to-market model. We believe our large inbound marketing footprint, easy and intuitive onboarding process, expansive partner ecosystem, and land-and-expand model create a differentiated and powerful go-to-market approach. Customers can quickly test and sign up for our solutions through a self-serve process, which led to over 80% of our revenue in 2020. Our partner ecosystem enables us to provide joint solutions for customers and to collaborate on go-to-market activities, thereby expanding our reach. After signing up for our products, customers increasingly rely on the platform, generating, storing, and backing up more data, creating natural opportunities for revenue expansion. The combination of these approaches makes this model extremely efficient.

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Developer-friendly, interoperable platform. Our API-driven platform was built by developers for developers. We create a strong community among developers through our valuable, relevant blog content. With our free-to-test approach and self-serve sign up process, developers can get started quickly. Our native and S3 compatible API, SDKs, and command line interface (CLI) enable developers to easily integrate Backblaze B2 into their applications. And, our interoperability with other leading developer-focused cloud platforms allow developers to build on a best-of-breed technology stack without having to choose between access and affordability.

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Efficiently serve the mid-market. By focusing on ease of use and common use cases, we offer solutions with great appeal to mid-market organizations. Historically, this market has been underserved and overlooked by incumbents who have not devoted meaningful attention to the problems that mid-market organizations face. Our frictionless go-to-market approach as well as our high-efficiency sales and support models offer a highly compelling solution that positions us to attract, win, and serve mid-market customers at scale.

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Highly performant with a low total cost of ownership. Due to our purpose-built architecture, we provide solutions that are both highly performant and have a low total cost of ownership. Our solutions provide speed, durability, high availability, and scalability, at an affordable price. We also partner with other leading cloud platforms to reduce or eliminate data transfer fees between our platforms, thereby providing further cost efficiency for customers.

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Strong company culture drives performance and results. Our culture is a cornerstone of our company and provides a unique, enduring competitive advantage. Transparency, collaboration, operational efficiency, and striving to do the right thing have guided us from day one and built a team of caring individuals united in working toward a common goal. As evidenced by our Glassdoor 4.9/5.0 rating, 100% CEO Approval, and 100% Recommend to a Friend ratings as of December 31, 2020, we have a strongly aligned and engaged workforce with little employee turnover and long tenure.

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In trusted and neutral hands. With approximately 2 exabytes of data storage under management and a 14-year track record, our Storage Cloud has been proven over time and significant use to be a trusted solution for customers. Unlike diversified cloud vendors, as an independent storage cloud platform, we align with the interests of our customers and partners. We do not aim to compete with our customers and we do not sell their data. Our long track record and independence, combined with our desire to do business and communicate in an open, transparent manner helps us succeed with our customers and partners.

Partner Ecosystem

Our ecosystem of partners—including developer partners, alliance partners, and MSPs—helps us expand our platform in existing and new markets. Our partners leverage our cloud services to provide storage solutions to their customers or our mutual customers and in turn, we are able to expand our use cases and overall reach.

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Developer partners. Our platform, alongside the platforms of our developer partners, enables software developers to efficiently build their applications. By providing complementary, non-competitive products with our partners—who offer services such as edge compute, networking, or content delivery—we are able to frequently pursue co-marketing and co-selling opportunities. Our developer customers gain the benefits of using independent, specialized platforms with the seamlessness of a single solution. The following profiles provide examples of how we work together with our developer partners:

Cloudflare: Provides developers with a world-wide content delivery network and edge IT security to scale applications globally, serving data from 200 cities in over 100 countries.

Customers use Backblaze B2 Cloud Storage as their origin store—the primary storage for assets that Cloudflare can then serve to users over their edge network. As founding members of the Bandwidth Alliance—a group of cloud and networking companies that discount or waive data transfer fees for shared customers—Cloudflare and Backblaze offer developers free data egress between the two services, providing a joint solution with no vendor lock-in and favorable economics.

Fastly: An edge cloud platform that offers developers speed, security, and reliability in delivering content by processing and serving their applications at the edge, as close to end-users as possible.

Developer customers pair Backblaze B2 Cloud Storage with Fastly’s edge computing services, using our platform as an origin store for content. The partnership offers developers freedom from egress fees and vendor lock-in, allowing greater investment in innovation and freedom to experiment with other cloud services as they scale and grow.

Equinix Metal: Provides bare metal servers available on demand, offering high performance and affordable compute services in a matter of minutes.

By connecting Backblaze B2 Cloud Storage directly to the bare metal servers that Equinix provides, customers can utilize the compute functionality Equinix offers while attaining the advantages of B2 Cloud Storage’s ease and affordability.

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Alliance partners. We are well positioned for partners whose products require storage to serve their customers. Partners providing software, hardware, and SaaS services to perform backups, synchronize data, manage media, and address other use cases either select our Storage Cloud for the underlying data storage, or offer it as a choice to their customers. Together with these alliance partners, we are able to provide comprehensive, integrated solutions to our joint customers, and also engage in co-marketing and co-selling opportunities. The following profiles provide examples of how we work together with our alliance partners:

Veeam: Provides backup, disaster recovery, and data management services for more than 400,000 customers’ virtual, physical, and multi-cloud infrastructures.

Backblaze B2 Cloud Storage can be designated within Veeam’s user interface as a backup tier destination for customers seeking external storage qualified as Veeam Ready Object with Immutability—all in support of Veeam users’ 3-2-1 backup strategies and ransomware mitigation plans. Backblaze and Veeam announced the immutability qualification in October 2020.

QNAP: Designs and delivers solutions for many use cases where local storage is needed.

Backblaze B2 Cloud Storage is seamlessly integrated within QNAP’s user interface, where customers can enable a wide variety of applications and workflows to safeguard data, collaborate in office or across offices, and share data remotely. Using Backblaze B2 Cloud Storage, customers can quickly back up workstations to their network attached storage (NAS) and Backblaze, and replicate and sync users’ data across locations and to the cloud.

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Managed service providers (MSP). Our platform enables MSP partners to store data for backups, archives, hybrid cloud setups, ransomware protection, and otherwise manage their clients’ data. MSPs provide critical IT solutions for mid-market organizations who often lack the resources to do so themselves. These providers are drawn to our solutions due to our support of the breadth of their offerings, competitive pricing which helps MSPs with their own margin profile, and ease of use. In turn, we believe the MSP channel provides a significant opportunity for Backblaze to expand its reach and properly address the needs of the large and fragmented mid-market. The following profiles provide examples of how we work together with our MSP partners:

DTC: Offers centralized IT services to dental and doctor’s offices throughout the mid-Atlantic region.

Backblaze’s cloud data transfer service empowered DTC to move nearly 500 terabytes to Backblaze B2 Cloud Storage. They needed reliable object storage to work seamlessly with their newly deployed MSP360 backup management software to keep data for their more than 450 clients safe. They tested several storage providers, only to be frustrated with complex interfaces, increasing costs, and backup failures, before turning to Backblaze B2 Cloud Storage based on its reputation of reliability and transparency.

Continuity Centers: Provides business continuity and disaster recovery as a service (DRaaS).

With ransomware on the rise, Continuity Centers wanted to offer their customers data immutability—the most effective ransomware protection for data backups. After learning that Backblaze announced support for immutability with Object Lock, Continuity Centers configured our platform in less than an hour, and were sending customer backup data flagged with immutability to Backblaze B2 Cloud Storage shortly afterward. They can now, at no additional cost to their customers, offer enhanced data protection from ransomware.

Our Market Opportunity

We have built a storage cloud that businesses, consumers, and partners globally rely on to store, use, and protect their data. With ongoing prioritization of digital transformation initiatives, growing emphasis on cloud adoption and the proliferation of data, Backblaze operates at the center of significant trends that propel our large and growing market opportunity forward. The markets addressed by our platform include Public Cloud Infrastructure-as-a-Service (IaaS) storage as well as Data-Protection-as-a-Service (DPaaS). According to IDC, the worldwide public cloud services Infrastructure as a Service (IaaS) market grew 33.8% year-over-year in 2020. According to IDC forecasts, the worldwide market for Public Cloud IaaS Storage is $27.6 billion in 2020 and is expected to grow to $91.0 billion by 2025, representing a CAGR of 27%. Additionally, according to IDC, the worldwide market for DPaaS is $7.7 billion in 2020 and expected to grow to $18.4 billion by 2025, representing a CAGR of 19%.

While the Backblaze Storage Cloud can scale to any size organization, our efficient go-to-market and focus on ease of use are particularly suited to selling to and serving the needs of mid-market businesses (defined as businesses and organizations with 10 to 999 employees). According to our analysis of IDC data, mid-market businesses are expected to represent approximately 60% of worldwide IaaS spending throughout the forecast period (2021 to 2024). We believe this ratio serves as a good proxy for spending across both markets. Applying this ratio to the Public Cloud IaaS Storage market yields a mid-market opportunity of $16.6 billion in 2020, growing to $54.6 billion in 2025, representing a CAGR of 27%. Applying the same ratio to the DPaaS market yields a mid-market opportunity of $4.6 billion in 2020, growing to $11.0 billion by 2025, representing a CAGR of 19%.

Our Growth Strategies

Key elements of our growth strategy include:

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Accelerate customer acquisition. A key component of our growth has been fueled by our content engine, free-to-test approach, and self-serve sign-up process. We are accelerating our customer acquisition through increased investments in content creation, thought leadership, social media engagement, search engine optimization, and public relations campaigns with the goal of growing our community and attracting new visitors. We plan to continue to invest in the optimization of our self-serve sign-up and frictionless on-boarding process, which help drive sales conversions from the content engine in a seamless and efficient manner. Additionally, in recent years we have begun to invest in a sales-assisted selling motion to identify opportunities to increase business with existing customers and to assist larger customers in adopting our services. Our sales-assisted selling motion has experienced substantial growth and helps customers that are approximately 20 times larger in terms of average revenue per customer than our self-serve customers. These efficient and effective go-to-market motions have helped us grow rapidly.

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Increase revenue from existing customers. Our customer base of over 480,000 presents us with many opportunities for further sales expansion. We are investing in increasing revenue from customers by developing additional features and use cases, expanding our Customer Success initiatives, and empowering natural customer data growth. For example, a customer may start by using our Computer Backup cloud service for a few laptops, add B2 Cloud Storage for additional business use cases, and select various features and services for additional fees, such as Extended Version History, multi-region selection, or Snapshots. By investing in upsell and nurture capabilities of our self-serve selling motion and growing our sales-assisted Customer Success initiatives, we can help current customers avail themselves of these and the other benefits of our platform, leading to increased adoption. As these customers continue to generate, store, and back up data, their use of our platform increases, creating natural opportunities for revenue expansion. As a result of our efforts to-date, as of June 30, 2021, our revenue per customer has grown 45% since the first quarter of 2019. This revenue expansion potential and the inherent stickiness of our platform is also evidenced by our overall net revenue retention rate of 114% for the year ended December 31, 2020.

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Develop new solutions and use cases. We are focused on developing new solutions and features to deliver additional capabilities to our customers. For example, in 2019, we developed new upsell offerings such as Extended Version History, which allows customers to retain all versions of their data over time for an additional fee. In 2020, we introduced the S3 Compatible API, which opened the Backblaze platform to a broader ecosystem of integrations, partners, and uses, and we also launched Object Lock, which offers added protection against some of the most sophisticated ransomware attacks being carried out today. We believe investments such as these will enable new growth opportunities by meaningfully increasing our market penetration as well as growing revenue.

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Expand and deepen partner ecosystem. Thousands of developer partners, alliance partners, and MSPs already use the Backblaze Storage Cloud, broadening use cases and our reach. Our developer partners include Cloudflare, Fastly, and Equinix, while alliance partners include Veeam, Synology and QNAP. We are integrated within our partners’ products, carry out strategic go-to-market activities together—including events, webinars featuring our cofounders, joint case studies, and coordinated press campaigns—and enable seamless connectivity between our products and platforms. With the development of the S3 Compatible API, we have significantly expanded our platform’s support for integrations. We will continue to grow the number of our partners and deepen relationships with them on solutions and go-to-market activities to help us jointly succeed.

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Extend global footprint. We believe continued international expansion represents a meaningful opportunity to generate further demand for our solutions in international geographies. While our sales and marketing efforts have primarily focused on the United States, our existing customer base spans more than 175 countries, with 28% of our revenue originating outside of the United States for the year ended December 31, 2020. We plan to increase investment in our operations internationally to reach new customers by expanding in targeted key geographies, where we believe there are opportunities for significant return on investment.

Our Platform and Cloud Services

Our Platform: Backblaze Storage Cloud

The Backblaze Storage Cloud provides the core platform for our cloud services. This storage cloud organizes, safeguards, and keeps over 500 billion files available on demand and is designed to store trillions more in the future. By architecting our platform to administer this complexity, we free customers from having to worry about their data. Through our interfaces, customers can upload, manage, safeguard, build upon, and utilize their data while remaining free of the financial and logistical hurdles of maintaining on-premises technology or the complexity of administering diversified cloud solutions.

The key enabler of the Backblaze Storage Cloud is the software that runs it, which contains millions of lines of code and that our software engineering team has written and continually improved since our company’s founding. The ability to manage an ever-larger amount of data across ever-larger hard drives while maintaining data availability and durability continues is highly complex and creates a significant competitive barrier to entry. This web-scale software layer receives, stores, and delivers data in a practically instantaneous manner for customers across the globe. Our innovative code achieves this for billions of files under management by intelligently allocating storage locations in line with capacity and demand. Alongside these core processes, the software layer also manages load balancing, caching, data compression, deletion, billing, as well as numerous other essential functions for hundreds of thousands of customers. Weekly code updates regularly enhance these functions. Taken together the software layer provides the core functionality of the Backblaze Storage Cloud.

In order to ensure data durability and availability at a cost-efficient level, our vault architecture effectively creates four copies of the same customer data using an innovative application of algorithms. The software splits each uploaded file into 17 pieces and calculates an additional 3 pieces. Each of these 20 pieces of data is stored separately from one another across 20 discrete hard drives in 20 different locations in a data center. As a result, even if any 3 out of 20 of the systems are entirely lost or offline, we are able to reconstruct the data from the remaining parts, making our approach very durable. Hundreds of vaults are then grouped together to form one cluster, and multiple clusters are organized into a region. Backblaze is architected to manage thousands of regions, providing for scaling beyond zettabyte volume where virtually any amount of incoming data can be organized into additional clusters and regions.

This software manages our global physical infrastructure of nearly 200,000 hard drives and one terabit per second (one million megabits per second) of network capacity across five data centers that are interconnected by private network infrastructure. Our systems also manage the automation, monitoring, and security of this infrastructure. By providing this infrastructure as cloud services, we free our customers from the complexities and traditional expenses of managing data.

As our customers’ data grows, and our revenue with it, we continuously and smoothly deploy additional infrastructure. More than half of our employees are either software engineers that develop and improve the software that runs our Storage Cloud or Cloud Operations employees that specialize in network operations, site reliability engineering, technical operations, and supply chain, which operate our software and systems to deliver our infrastructure as a service and our cloud services. Our scale, along with our efficiency and expertise developed over years of growing the Backblaze Storage Cloud, provide a robust platform and significant barriers to entry.

Key characteristics of our Storage Cloud include the following:

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Durable. Proven durability over 14 years of operation with hundreds of billions of files under management today, the platform redundantly stores each file using algorithms to replicate copies of data across nearly 200,000 drives as of June 30, 2021.

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Available. Reliably available to customers and partners, the Backblaze Storage Cloud’s innovative file management software ensures files and cloud services are available when they are needed and enables data access with a service-level guarantee of 99.9% uptime.

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Scalable. Designed to scale beyond zettabyte volume, the platform’s proprietary software approach provides seamless horizontal scaling across multiple regions—allowing for capacity, speed, and regional choice to partners and customers as they need it, with approximately 2,000 petabytes of data storage under management as of June 30, 2021, 500 petabytes of which was deployed during 2020 alone.

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Secure. Secure infrastructure uses industry standard reporting, testing, and controls—including bug bounty programs, penetration testing, and other measures—to test systems daily and safeguard customer and partner data. We also offer varying account security options—ranging from unrecoverable private encryption to two-factor verification—to satisfy customer preference, as well as intelligent account monitoring to prevent malicious activity.

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Performant. Averaging 4 million gigabytes of customer data uploaded per day to the Backblaze Storage Cloud (as of December 31, 2020), our platform is architected with massive parallelization to reduce the need for expensive infrastructure and horizontally scale the ingest and egress of data.

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Predictive. Real-time adjustments made by our intelligent software ensure that data uploads route directly to server locations with higher storage capacity and bandwidth available, providing for maximum efficiency. Simultaneously, technical operations employ automated, software-enabled monitoring to anticipate maintenance needs in advance of failure and provide for scalable service provisioning.

•	Multi-region. Our globally distributed storage platform offers customers geographic choice for their data—currently between the United States and Europe—providing flexibility for different needs including multi-region replication, geopolitical considerations, regulatory requirements, and performance optimization.

The Backblaze Storage Cloud acts as the foundation for our two primary services, Backblaze B2 Cloud Storage and Backblaze Computer Backup. Each of these cloud services unlocks a multitude of use cases and additional services for our partners and customers.

Our Cloud Service Offerings

Backblaze B2 Cloud Storage. Backblaze B2 provides customers direct access to our Storage Cloud to store, use and protect data. Users can access the platform through industry standard and native application programming interfaces (APIs), software development kits (SDKs), our web interface, or hundreds of third-party integrations. The wide range of options for accessing B2 Cloud Storage allows anyone to easily use it, including developers and partners who seamlessly integrate storage capabilities into their technology stack or build their own solutions on top of our platform. Customers also strategically tier backups of their core data systems to Backblaze B2, including on-premises and virtual machine servers and other high-capacity storage devices.

Backblaze B2

Use Cases

As companies adopt cloud infrastructure and undergo digital transformation, we believe Backblaze B2 will increasingly become a foundational element of our customers’ overall technology stack. Customers leverage Backblaze B2 for a wide range of use cases, including:

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Public, hybrid, and multi-cloud data storage. Backblaze B2 supports customers who want the option to deploy different cloud configurations, whether to migrate to or build natively in the cloud, support a mixed on-premises and cloud environment, or who desire a neutral vendor in their multi- cloud strategy. Additionally, we provide customers solutions to enable all of these use cases with a combination of on-premises-to-cloud, synchronization, and cloud-to-cloud migration services.

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Application development and DevOps. Software developers require key infrastructure building blocks—including storage, compute, databases, content delivery networks (CDNs), and more—to rapidly develop, deploy, and scale their applications. Backblaze B2 provides one of the most critical and frequently used of these building blocks to enable developers to store, use, and deliver data. With our easy-to-use APIs and on-demand platform, we allow developers to build efficiently and support their ability to scale with their success.

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Content delivery and edge computing. Our Storage Cloud is connected to CDN and edge computing partners to store and deliver digital content to global audiences in a fast and easy manner. We serve as the origin store, making us the reliable place to house data for others to distribute.

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Security and ransomware protection. We help protect data through a combination of cloud services and features. Backup services provide the primary line of protection against ransomware. Our Object Lock feature enables customers to lock files so that data cannot be illicitly modified or deleted. In addition, our privacy and authorization features ensure only appropriate entities can access their data. Our Lifecycle Rules also enable customers to easily support retention of their data to meet expanding regulatory and compliance requirements.

•	Media management. Backblaze B2 is the trusted provider to many companies that produce, edit, and deliver precious media content. Our solutions optimize media production workflows by allowing for the simultaneous ingestion and archiving of raw footage, providing scalable storage to free up media production storage systems, and enabling real-time delivery of media content directly from Backblaze B2.

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Backup, archive, and tape replacement. Backblaze B2 provides customers with a scalable and affordable storage destination for their backup and archive needs. Customers automate backups for servers, network-attached storage (NAS), virtual machines, laptops and desktops, and other endpoints. Backups are readily available for quick retrieval and not constrained to a cold archive that puts organizations at risk by delaying access to critical data. Customers use our solution to replace complex legacy tape systems, as well as other legacy on-premises storage solutions and expensive, complex, diversified cloud vendor solutions.

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Repository for analytics, artificial intelligence, and machine learning. Backblaze B2 serves as a destination for vast amounts of data at scale. Customers have the ability to store, directly access, and use their data in real time. This enables organizations to keep and use the data sets that underpin all analytics, artificial intelligence, and machine learning.

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Internet of Things (IoT). The network of connected devices has grown considerably, driving the volume of data creation and the need for real-time accessibility. Backblaze B2 provides storage for data created and accessed by these devices. Our storage solutions can be used for a wide range of IoT use cases including storing data for surveillance systems, autonomous vehicles, and smart devices.

Backblaze Computer Backup. Our Computer Backup cloud service backs up laptops, desktops, and external hard drives in a continuous and automated fashion. Whether for home computers or a business’ full fleet of machines, customers can back up a virtually unlimited number of files without size or speed constraints. This cloud service includes a lightweight agent that runs locally on each end user’s computer, continuously searching for new and changed files in a manner unobtrusive to the user. When a new or changed file is detected, the altered data is backed up and sent to the Backblaze Storage Cloud. Once there, it is accessible to the end user or business administrator responsible for managing the account. In the event of data loss, customers can restore all or portions of their backed-up data.

Computer Backup

Use Cases

•	Mac and PC backup. Backs up all new and changed data on laptops, desktops, and external hard drives.

•	Ransomware protection. Backups provide a critical line of defense against ransomware, providing secure recovery of all data when customers’ systems are corrupted.

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Theft and loss recovery. Data is backed up and available via our website and mobile applications, or data can be shipped worldwide on encrypted hard drives in the event of theft or loss. Customers can use our Locate My Computer functionality to also help retrieve lost or stolen computers.

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Data Archiving. Computer Backup offers 30-day version history by default, but individual users and administrators can use Extended Version History for a fee to increase the retention period of deleted, changed, or updated files to one year or indefinitely.

•	Organization and MSP-level management. The Backblaze Groups functionality allows administrators to manage the backups of their business fleet through one centralized account,

empowering organizations, MSP partners, and individuals with administrative features such as centralized billing, account maintenance, and system alerts.

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Remote Access. Customers can access all backed up files remotely through our website. Additionally, Backblaze provides mobile apps running on iOS and Android that provide customers convenient access from anywhere to their data stored with Backblaze, without requiring the customer to have a laptop or desktop computer with them.

Customers

Our customers consist of a wide range of organizations and businesses—particularly mid-market organizations—and consumers. As of June 30, 2021, we had over 480,000 customers in over 175 countries, including approximately 430,000 customers using our Computer Backup cloud services solution and approximately 70,000 customers using our B2 Cloud Storage solution (approximately 13,500 customers use both our B2 Cloud Storage and Computer Backup solutions). Our customers span a range of industries, including a broad range of businesses, MSPs, developers, media innovators, creative agencies, academic institutions, government agencies, research institutes, gaming companies, and individuals. Our customer base is highly diversified, with no single customer accounting for more than 1% of our revenue in each of 2019 and 2020. The following customer profiles reflect the breadth of our customer types and their use cases:

Streamlabs’ Oslo: Developer, Streaming Media

Building on the success of their popular Streamlabs platform, the Logitech team developed Oslo as a place for YouTubers and streaming content creators to upload, review, collaborate, and share videos. They needed storage that could meet both their performance requirements and the budgets of smaller content creation teams. The hidden fees, complex tiers, and minimum retention requirements of diversified cloud providers would not work for their budget. Using Backblaze’s APIs allowed the Oslo development team to offer the services their users desired at a price that would allow them to build more content with ease.

Nodecraft: Developer, Gaming

Nodecraft provides elevated multiplayer gaming experiences by developing affordably-priced, dedicated server hosting for gamers online. In recent years, as their data-intensive business increased, egress and storage bills made it difficult to continue to grow the business cost-effectively. Because they used Cloudflare’s content delivery solution to serve data to customers, they decided to switch to Backblaze B2 Cloud Storage to store their customers’ data. The partnership between Cloudflare and Backblaze maintained performance for Nodecraft, while saving them 85% on storage and egress fees.

Kontent Kore: Developer, Music Sharing and Licensing

Kontent Kore aimed to develop a cloud-native marketplace for sharing and licensing music, but they feared that the fees for storing, using, and protecting large music files would limit their ability to scale. By choosing Backblaze B2 Cloud Storage as a cost-effective way to store the largest raw-media files and keep them retrievable across the operation, Kontent Kore could focus their investments on building the tools and reporting interfaces their customers desired. Today, they store and manage two million files with no on-premises storage infrastructure and can scale capacity in line with their success.

CloudSpot: Developer, Media Sharing

The CloudSpot team built an app to empower professional photographers in managing, selling, and delivering their work. But as their SaaS business took off, the storage costs from the diversified cloud solution they were using increased substantially. As a result, the team felt compelled to cut services and change workflows to offset the increased cloud storage spend. When they learned that Backblaze B2 Cloud Storage could provide for their needs while reducing data storage and transfer costs, they quickly initiated the transfer of 700TB of customer data to Backblaze. The move enabled them to revive a service that supported revenue gains and fund engineering headcount to help propel future growth.

American Public Television: Broadcast Media

As digital transformation rapidly changed the television broadcasting landscape, American Public Television’s (APT) storage infrastructure and the diverse technological setups of its more than 350 local public television station subscribers posed serious challenges to APT’s model. Investments in on-premises storage were straining its budget, while local stations struggled with digital distribution. Backblaze B2 Cloud Storage provides for easy budget forecasting and scaling on a public media budget, along with data ingest and egress that meets the needs of both their content producers and subscribers.

Good Eats: Media Production

While working on the revival of the hit TV show “Good Eats,” the post-production lead found the diversified cloud storage option they used to be unreliable and time consuming for real-time backup and archiving workflows. He switched to Backblaze B2 Cloud Storage, which allowed his team to back up footage as soon as it comes off the camera, ensuring that it is safe and available with minimal upload failures, and facilitates collaboration for his geographically distributed team. Managing backups and archiving data now only requires a fraction of the time it did before, meaning he can focus on his goal of making an excellent TV show.

Crisp Video Group: Creative Agency

Crisp Video Group’s on-premises production server was at capacity when the agency realized the data backups provided by a diversified cloud vendor had been failing for 109 days. They needed a server that would integrate with cloud storage for backup automation while also making it easy to serve content upon client request. They opted for Backblaze B2 Cloud Storage. Over the next three years, Crisp Video Group’s business grew 1,158% and content under management expanded tenfold to 500 terabytes of data. Throughout this growth, Backblaze B2 helped keep costs low and client footage both secure and easily accessible when needed.

Coast Community College District: Academic Institution

Coast Community College District, or CCCD, located in Southern California, needed to overhaul its data management system—as data recovery often took days and failed frequently. It also needed to move away from relying on on-premises storage solutions that required chauffeuring tapes from campus to campus for offsite backup. The CCCD IT team implemented a multi-cloud strategy that included network attached storage (NAS) to replace more than 30 file servers, which they seamlessly integrated with Backblaze B2 Cloud Storage for offsite backup. With reliable protection in place, restores of data now take seconds instead of days and the team is able to focus on managing and modernizing other IT systems for CCCD’s 60,000 faculty and student users.

Gladstone Institutes: Research Institution

For Gladstone Institutes—a biomedical research institution with more than 450 staff working to cure some of humanity’s most challenging diseases—managing and storing significant data sets is a critical need. The IT team realized that relying on a tape library for storage was putting their data at risk of loss and costing them precious staff resources. Diversified cloud storage offerings were not a cost-effective solution, as it would have been less expensive to repeat experiments, rather than pay the high fees for storage and retrieval of data. Backblaze B2 Cloud Storage provided Gladstone the functionality they needed as well as the flexibility to migrate petabytes of data to the cloud at affordable prices to help them to focus their resources on new research and technology. And then, when many large organizations were hit by ransomware in the summer of 2020, they expanded their use of our cloud services by implementing Backblaze B2 with Object Lock through one of our alliance partners to achieve stronger protection against malicious attacks.

Kings County: Government Entity

The Kings County, California IT team faced a storage challenge: they needed to back up their essential government data stored on an out-of-warranty tape system, while continuing to follow a sound backup strategy and minimizing additional capital expenditures. Instead of requesting $80,000 for new investments in on premises systems, the IT team opted to tier their backups to Backblaze B2 Cloud Storage, solving a number of business challenges at once: less staff time spent on backup administration, more predictable budgeting, reliable storage, and no expensive on-premises assets.

Sales and Marketing

We have a highly efficient go-to-market model that is built on a self-serve selling motion. Prospective customers find us through a number of channels including our website, partners, and brand advocates. We have fostered deep community engagement through the valuable content shared on our blog, which had an audience of 3 million readers in 2020. We practice transparency in our communications, sharing data and resources around the subjects of backup, cloud storage, and, most notably, our highly popular hard drive statistics quarterly reports. This content sharing cultivates significant organic, inbound traffic in the form of readership, which we believe serves as our greatest source of advocates and referrals. Our frictionless free trial and self-serve sign-up process helps to convert our readers and brand advocates into customers, with over 80% of our revenue in 2020 coming from self-serve customers.

In addition to generating customers, our content generation efforts have contributed to building a community of thousands of partners. Our developer, alliance, and MSP partners expand use cases and attract customers, thereby increasing the usage of our platform and contributing to revenue growth. These new customers and partners then ultimately lead to more insights, content, and community engagement, which in turn generates more customers and demand. We plan to continue to invest in our partner programs to help us enter and grow in new markets and further drive customer growth.

To facilitate rapid adoption of our cloud services, we provide fully functional free trial versions of our products on our website and offer simple and transparent pricing. After a trial or purchase, there is an opportunity to expand the use of our products through additional business and sell additional features.

Our marketing efforts focus on establishing our brand, generating awareness, creating leads, and cultivating the Backblaze community. The marketing team consists primarily of product marketing, corporate communications and publishing, social media, growth marketing, and website teams. We leverage both online and offline marketing channels such as blogs, events and trade shows, seminars and webinars, whitepapers, case studies, search engines, and email marketing.

We complement our self-serve customer acquisition model with a growing inside sales team that is focused on a low-touch sales assisted model that supports our larger customers if the need arises. This team focuses on inbound inquiries, outbound prospecting targeting specific use cases, and volume expansion of our self-serve customers. We intend to continue to invest in our marketing and sales capabilities to capitalize on our large and global market opportunity, while remaining very efficient in terms of marketing and sales expense as a percentage of revenue.

Research and Development

We invest substantial resources in research and development. We have a well-defined technology roadmap to introduce new features and functionality to our platform that we believe will enhance our ability to generate revenue by broadening the appeal of our platform to potential new customers, as well as introducing new opportunities for existing customers. Substantially all of our R&D organization, which makes up approximately one-third of our company, is focused on software development.

We have a continuous product release cycle and we generally release updates on a weekly basis. Our release cycles enable us to be responsive to customers and partners by delivering new functionality on a frequent basis. We establish priorities for our organization by collaborating closely with our customers, community, and employees.

Competition

Our current primary competitors generally fall into the following categories: diversified public cloud vendors, such as Amazon.com, Inc. through Amazon Web Services, Alphabet Inc. through Google Cloud Platform, and Microsoft Corporation through Azure; certain smaller cloud storage competitors; and legacy on-premises storage vendors such as Dell EMC.

We believe that we generally compete favorably based on a variety of factors, including:

•	ease of adoption and use;

•	continued innovation;

•	price;

•	key platform features;

•	availability, durability, scalability, and performance;

•	brand awareness and reputation;

•	transparency;

•	customer support;

•	independence;

•	security;

•	interoperability;

•	partner ecosystem; and

•	capabilities for configurability and APIs.

Intellectual Property

Our success depends in part on our ability to obtain and maintain intellectual property protection for our technology platform and cloud services, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. While we do not own any patents, we protect our intellectual property through a combination of trade secrets, copyrights, trademarks, service marks, and domain names where appropriate. In addition, we control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as service providers, vendors, individuals, and entities that may be exploring a business relationship with us. We own two registered trademarks in the United States for the word Backblaze and the Backblaze logo.

Policing unauthorized use of our technology and intellectual property rights is difficult. Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our offerings. In addition, while we have confidence in the measures we take to protect and preserve our trade secrets, they may be inadequate and can be breached, and we may not have adequate remedies for violations of such measures. Furthermore, our trade secrets may otherwise become known or be independently discovered by competitors.

We may also be subject to third-party infringement claims from our competitors or non-practicing entities, many of these parties may have more significant resources and funding than we have. For more information regarding risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”

Employees

We have a highly aligned and engaged workforce with little employee turnover and long tenure. As of June 30, 2021, we had 228 full-time employees. A majority of our employees are based out of our San Mateo, California headquarters. No employees are represented by a labor union with respect to his or her employment by us. We have not experienced any work stoppages, and we consider our relations with our employees to be good, as evidenced by our Glassdoor 4.9/5.0 rating, 100% CEO Approval, and 100% Recommend to a Friend ratings as of December 31, 2020.

Facilities

Our principal executive offices are located in San Mateo, California. We lease data center facilities in California, Arizona, and Amsterdam, the Netherlands. We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, individually or taken together, would have a material adverse effect on our business, financial condition, operating results, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of September 30, 2021:

Name	Age	Position
Gleb Budman	47	Chief Executive Officer and Chairperson
Frank Patchel	63	Chief Financial Officer
Brian Wilson	54	Chief Technology Officer and Director
Tim Nufire	57	Chief Cloud Officer and Director
Jocelyn Carter-Miller	64	Director
Barbara Nelson	66	Director
Evelyn D’An	59	Director
Earl E. Fry	62	Director

Executive Officers

Gleb Budman is one of our co-founders and has served as our Chief Executive Officer since 2007. Mr. Budman has also served as a member of our Board of Directors since 2009 and Chairperson since January 2021. Prior to Backblaze, Mr. Budman served in various senior roles at SonicWall, Inc., MailFrontier, Inc. (acquired by SonicWall, Inc.) and Kendara, Inc. (acquired by Excite@Home, Inc.). Mr. Budman also previously founded two other startup companies. Mr. Budman earned a M.B.A. and B.S. in Mechanical Engineering from the University of California, Berkeley. We believe that Mr. Budman is qualified to serve as a member of our Board of Directors because of his extensive experience in leadership roles at various technology companies, and the continuity that he brings to our Board of Directors as our co-founder and Chief Executive Officer.

Frank Patchel has served as our Chief Financial Officer since March 2020. Prior to joining Backblaze, Mr. Patchel served as a financial planning and analysis consultant for Kaiser Permanente from January 2019 to February 2020. From March 2015 to August 2018, Mr. Patchel served as the Chief Financial Officer and Chief Operating Officer of Wintec Industries, Inc., a value chain solution provider. Previously, Mr. Patchel served in various senior roles with ABBYY USA, Inc. and ADP, Inc. Mr. Patchel began his career with Ernst & Young. Mr. Patchel earned his B.S. in Commerce from the University of Virginia.

Brian Wilson is one of our co-founders and has served as our Chief Technology Officer since 2007. Mr. Wilson has also served as a member of our Board of Directors since 2007. He has also previously held other executive positions at Backblaze, including Chief Financial Officer and Treasurer from 2007 to 2018, and Secretary from 2007 to April 2020. Prior to Backblaze, Mr. Wilson served as the Chief Technology Officer of MailFrontier, Inc. (acquired by SonicWall, Inc.) and various other senior positions at Kendara, Inc. (acquired by Excite@Home, Inc.), Silicon Graphics, Inc. and Apple Inc. Mr. Wilson earned his M.S. in Computer Science from Stanford University and a B.S. in Engineering Physics and B.S. in Computer Science from Oregon State University. We believe that Mr. Wilson is qualified to serve as a member of our Board of Directors because of his extensive experience in leadership roles at various technology companies, and the continuity that he brings to our Board of Directors as our co-founder and Chief Technology Officer.

Employee Director

Tim Nufire is one of our co-founders and has served as our Chief Cloud Officer since 2015 and Vice President of Engineering from 2008 to 2015. Mr. Nufire has also served as a member of our Board of Directors since 2009. Prior to Backblaze, Mr. Nufire held senior positions at Aplia Inc. (acquired by the Thompson Corporation, which later spun out as Cengage Learning), MailFrontier, Inc. (acquired by SonicWall, Inc.),

SearchFox (acquired by Yahoo!), Adobe Inc. and Apple Inc. Mr. Nufire earned his B.S. in Mathematics with Highest Distinction from the University of Kansas. We believe that Mr. Nufire is qualified to serve as a member of our Board of Directors because of his extensive experience in leadership roles at various technology companies, and the continuity that he brings to our Board of Directors as our co-founder Chief Cloud Officer.

Non-Employee Directors

Jocelyn Carter-Miller has served as a member of our Board of Directors since October 2020 and our Lead Independent Director since January 2021. Since August 2005, Ms. Carter-Miller has been President of TechEdVentures, Inc., an educational company, and SoulTranSync, LLC, an audio wave synchronization technology and meditation company. From February 2002 to March 2004, Ms. Carter-Miller was the Executive Vice President and Chief Marketing Officer of Office Depot, Inc. and from 1999 until 2002, she was the Corporate Vice President and Chief Marketing Officer of Motorola, Inc. Ms. Carter-Miller has served on the board of directors of public companies for over 19 years, including the Principal Financial Group, Inc. since September 2001, Interpublic Group since July 2007, and Arlo Technologies, Inc. since August 2018. From 2009 until August 2018, Ms. Carter-Miller also served as a member of the board of directors of Netgear, Inc. Ms. Carter-Miller earned her M.B.A. from the University of Chicago and B.S. in Accounting from the University of Illinois. We believe that Ms. Carter-Miller is qualified to serve as a member of our Board of Directors because of her extensive experience advising public companies as both a director and executive, including substantial expertise with marketing, best-in-class governance practices and strategies.

Barbara Nelson has served as a member of our Board of Directors since October 2020. Since August 2021, Ms. Nelson has also served as a board member for GSI Technology, Inc., a publicly traded semiconductor and SaaS company. Ms. Nelson was the Vice President of Cloud Services, Software and Strategy of Western Digital Corporation, a hard disk drive manufacturer and data storage company, from May 2017 to April 2020. Prior to Western Digital Corporation, Ms. Nelson served as the General Manager and Executive Vice President of IronKey Mobile Security at Imation Corporation from 2013 to 2016. From July 2008 to March 2010, Ms. Nelson was the Chief Executive Officer and a member of the board of directors of Element Labs, a private company and from October 2003 to December 2007, she was the Chief Executive Officer and Chairperson of the board of directors of NeoScale Systems, a private company. Ms. Nelson earned her B.S. in Electrical Engineering from Stanford University. We believe that Ms. Nelson is qualified to serve as a member of our Board of Directors because of her extensive experience advising technology companies as both a director and executive, as well as decades of SaaS, storage and security experience.

Evelyn D’An has served as a member of our Board of Directors since August 2021. Ms. D’An currently serves as a member of the board of directors of Summer Infant, Inc., a NASDAQ-listed manufacturer of infant and juvenile products. Ms. D’An is the President of D’An Financial Services, a strategic consulting firm she established in 2004. Ms. D’An is also a former partner of Ernst & Young, where she spent 18 years serving clients in retail, consumer products, technology, financial services, media and other sectors. She graduated with a Bachelor of Science in Accounting from the State University of Albany. We believe that Ms. D’An is qualified to serve as a member of our Board of Directors because of her extensive experience advising technology companies and other public companies as both a director and executive. We believe Ms. D’An brings to our Board of Directors significant corporate governance, financial and accounting experience.

Earl E. Fry has served as a member of our Board of Directors since August 2021. Mr. Fry currently serves as a member of the board of directors of Hawaiian Airlines and has served as the chair of the audit and finance Committee since May 2016. From December 1999 to August 2015, Mr. Fry served in various capacities at Informatica Corporation, an enterprise data integration software company, including Chief Financial Officer, Chief Administrative Officer, Chief Customer Officer and Executive Vice President, Operations Strategy. Mr. Fry has also served on the board of directors of Central Pacific Financial Corp. since April 2005 and is a member of the audit committee of Central Pacific Financial Corp., which he chaired from 2006 to 2020. Mr. Fry served on the board of directors of Xactly Corporation from September 2005 to August 2017. Mr. Fry received a B.B.A.

in Accounting from the University of Hawai’i and has an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Fry is qualified to serve as a member of our Board of Directors because of his significant professional experience in the areas of finance, accounting and audit oversight, both as a director and executive, as well as his substantial experience with respect to the software and cloud businesses, which allows him to contribute valuable insight and perspective.

Board Diversity

The following matrix presents the diverse composition of our Board of Directors:

Board Diversity Matrix (as of September 30, 2021)

Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	3	4

Part II: Demographic Background
African American or Black	1
Alaskan Native or Native American
Asian	1
Hispanic or Latinx	1
Native Hawaiian or Pacific Islander
White	4
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

Board Composition

Our Board of Directors currently consists of seven members. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Immediately after the completion of this offering, our Board of Directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Brian Wilson, Barbara Nelson, and Earl E. Fry and their initial terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Tim Nufire and Jocelyn Carter-Miller, and their initial terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Gleb Budman and Evelyn D’An, and their initial terms will expire at the annual meeting of stockholders to be held in 2024.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect upon the completion of this offering provide that only our Board of Directors can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our Board of Directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions” elsewhere in this prospectus.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the NASDAQ Global Market. Under the rules of the NASDAQ Global Market, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of the NASDAQ Global Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit Committee members and Compensation Committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended (the Exchange Act). Under the rules of the NASDAQ Global Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of the NASDAQ Global Market, a member of an Audit Committee of a listed company may not, other than in his or her capacity as a member of the Audit Committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of the NASDAQ Global Market, the board of directors must affirmatively determine that each member of the Compensation Committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our Board of Directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined that Jocelyn Carter-Miller, Barbara Nelson, Earl E. Fry and Evelyn D’An, representing four (4) of our seven (7) directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NASDAQ Global Market. We intend to have a board consisting of a majority of independent members within one year of the date of this prospectus.

In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of

Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions” elsewhere in this prospectus. There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our Board of Directors has combined the roles of Chairperson and Chief Executive Officer, who is Gleb Budman. Our Board has determined that we would be best served by having a Chairperson with deep operational and strategic knowledge of our business. Our Board has also appointed Jocelyn Carter-Miller as our Lead Independent Director. Our Board has determined that we would be best served by also having a lead independent director to be responsible for, among other things, conducting sessions with the independent directors as part of every Board meeting, calling special meetings of the independent directors, and chairing all meetings of the independent directors.

Role of the Board in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our Board of Directors administers its oversight function directly as a whole. Our Board of Directors will also administer its oversight through various standing committees, which will be constituted prior to the completion of this offering, that address risks inherent in their respective areas of oversight. For example, our Audit Committee will be responsible for overseeing the management of risks associated with our financial reporting, accounting, and auditing matters; our Compensation Committee will oversee the management of risks associated with our compensation policies and programs; and our Nominating and Corporate Governance Committee will oversee the management of risks associated with director independence, conflicts of interest, composition and organization of our Board of Directors, and director succession planning.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business from time to time. Our Board of Directors and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our Board of Directors expects to delegate various responsibilities and authority to committees as generally described below. It is expected that the committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our Board of Directors qualifies as an independent director in accordance with the listing standards of the NASDAQ Global Market. Each committee of our Board of Directors has a written charter approved by our Board of Directors. Upon the completion of this offering, copies of each charter will be posted on our website at www.backblaze.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

The members of our Audit Committee are Evelyn D’An, Earl E. Fry, Jocelyn Carter-Miller and Barbara Nelson. Ms. D’An is the chair of the Audit Committee. Our Board of Directors has determined that each member of our Audit Committee is independent under the rules and regulations of the SEC and the listing standards of the NASDAQ Global Market applicable to Audit Committee members. Our Board of Directors has also determined that each member of the Audit Committee can read and understand fundamental financial statements and qualifies as an Audit Committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NASDAQ Global Market.

Our Audit Committee will assist our Board of Directors with its oversight of the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; the design and implementation of our risk assessment and risk management. Among other things, our Audit Committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The Audit Committee also will discuss with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, will initiate inquiries into certain aspects of our financial affairs. Our Audit Committee is responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our Audit Committee has direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our Audit Committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our Audit Committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our Compensation Committee are Jocelyn Carter-Miller, Early E. Fry and Evelyn D’An. Ms. Carter-Miller is the chair of the Compensation Committee. Our Board of Directors has determined that each member of our Compensation Committee is independent under the rules and regulations of the SEC and the listing standards of the NASDAQ Global Market applicable to Compensation Committee members. Our Compensation Committee will assist our Board of Directors with its oversight of the forms and amount of compensation for our executive officers (including officers reporting under Section 16 of the Securities Exchange Act of 1934, as amended), the administration of our equity and non-equity incentive plans for employees and other service providers and certain other matters related to our compensation programs. Our Compensation Committee, among other responsibilities, evaluates the performance of our chief executive officer and, in consultation with him, evaluates the performance of our other executive officers (including officers reporting under Section 16 of the Securities Exchange Act of 1934, as amended).

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Barbara Nelson, Jocelyn Carter-Miller and Earl E. Fry. Ms. Nelson is the chair of the Nominating and Corporate Governance Committee. Our Board of Directors has determined that each member of our Nominating and Corporate Governance Committee is independent under the listing standards of the NASDAQ Global Market applicable to Nominating and Corporate Governance Committee members. Our Nominating and Corporate Governance Committee will assist our Board of Directors with its oversight of and identification of individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors, and selects, or recommends that our Board of Directors selects, director nominees; develops and recommends to our Board of Directors a set of corporate governance guidelines; and oversees the evaluation of our Board of Directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board of Directors or Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of any other entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Conduct

Our Board of Directors will adopt a Code of Conduct (the Code) prior to the completion of this offering. The Code will apply to all of our employees, officers, directors, contractors, consultants, suppliers and agents. Upon the completion of this offering, the full text of the Code will be posted on our website at www.backblaze.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, the Code, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

2020 Director Compensation

The following table presents the total compensation, including equity awards, paid to each of our directors during the year ended December 31, 2020 for their service on our Board of Directors. We also reimburse our directors for expenses associated with attending meetings of our Board of Directors and its committees.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		All Other Compensation ($)	Total ($)
Jocelyn Carter-Miller	—	99,275	(2)	—	99,275
Barbara Nelson	—	99,275	(2)	—	99,275
Rafael Torres(3)	—	99,275	(2)	—	99,275

(1)

The amounts in this column represent the aggregate grant date fair value of option awards granted to the director in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 14 to our financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(2)

Reflects an option to purchase 9,500 shares of our common stock granted to each of our non-employee directors on December 10, 2020, at an exercise price per share of $13.43. Such options vest over four years of continuous service provided by the non-employee director following October 30, 2020, with 25% vesting after the completion of one year of continuous service and the remainder vesting in substantially equal monthly installments over an additional 36 months of continuous service. In addition, the vesting of such options accelerates in full if we are subject to a change in control before the termination of the director’s continuous service. Such options may be exercised prior to vesting, following which any unvested acquired shares will be subject to our right of repurchase that lapses on the specified vesting schedule.

(3)	Effective July 2021, Rafael Torres resigned from our Board of Directors for personal reasons.

Directors who are also our employees or officers receive no additional compensation for their service as directors. Specifically, Messrs. Budman, Nufire and Wilson, each a current director and current employee, and Charles Jones and Kwok Hang Ng, our former directors who are also employees, did not receive additional compensation for their service as directors in 2020. See the section titled “Executive Compensation” elsewhere in this prospectus for additional information about the compensation of our directors who were also named executive officers in 2020.

Non-Employee Director Compensation Policy

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our directors for their service on our Board of Directors. In April 2021, our Board of Directors approved a director compensation policy for non-employee directors to be effective in connection with this offering. Pursuant to this policy, our non-employee directors will receive following completion of the offering the compensation described below.

Cash Compensation:

Each non-employee director will receive an annual cash retainer of $35,000. Our Lead Independent Director will be paid an additional annual cash retainer of $15,000.

In addition to the annual cash retainer, each director will receive the following annual cash retainers for service on Board committees:

Committee	Chairperson	Member
Audit	$20,000	$10,000
Compensation	$12,000	$6,000
Nominating and Governance	$8,000	$4,000

All cash retainers will be paid in arrears in quarterly installments.

Equity Compensation:

Each non-employee director serving on our Board of Directors as of immediately following this offering, who has also served on our Board of Directors for at least nine months prior to this offering, will receive a restricted stock unit (RSU) award covering a number of shares of common stock having a grant date value of $150,000, determined using the price at which our common stock is offered for purchase in this offering. Subject to the director’s continuing service, the RSU award will vest on the one-year anniversary of the grant date, which shall be the effective date of the filing of this registration statement.

Each non-employee director initially appointed or nominated as a member of our Board of Directors after this offering will receive an RSU award covering a number of shares of common stock having a grant date value of $300,000, determined using the closing price of our common stock on the grant date. Subject to the director’s continuing service, the RSU award will vest in equal annual installments over a 3-year period, with vesting to occur on the anniversary of the grant date, which will be the date of the director’s appointment or nomination. Each non-employee director elected or re-elected to our Board of Directors at, or otherwise continuing to serve as a director after, an annual meeting of our stockholders will also receive an RSU award covering a number of shares of common stock having a grant date value of $150,000, determined using the closing price of our common stock on the grant date, which shall be the date of the annual meeting at which the election or re-election occurs. Such annual RSUs will vest on the earlier of the next following annual shareholders meeting or the first anniversary of grant. Directors newly appointed to our Board of Directors between annual stockholder meetings, receiving an automatic equity grant immediately following this offering as detailed above or who joined the Board of Directors within the prior 12 months to such annual meeting of stockholders, will receive an annual award prorated to reflect their time on the Board prior to the stockholder meeting date or the date of the equity award immediately following this offering, as the case may be.

Equity awards held by our non-employee directors will vest in full upon a change in control of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information regarding the compensation of our principal executive officer and our two most highly compensated executive officers (other than our chief executive officer) who were serving as executive officers as of December 31, 2020, whom we refer to herein as our “named executive officers.”

Name and Principal Position	Year		Salary ($)	Non- Equity Incentive Plan ($)(2)	Option Awards ($)(3)		All Other Compensation ($)(5)	Total ($)
Gleb Budman	2020		400,080	1,475	—		8,550	410,105
Chief Executive Officer and Chairperson

Frank Patchel	2020	(1)	333,400	1,475	561,820	(4)	8,550	905,245
Chief Financial Officer

Brian Wilson	2020		400,080	1,475	—		8,550	410,105
Chief Technology Officer and Director

(1)	Mr. Patchel joined us in March 2020.
(2)	Reflects bonus equal to percentage of annual cash sales paid equally to all employees.
(3)

The amounts in this column represents the aggregate grant date fair value of option awards granted to the officer, computed in accordance with FASB ASC Topic No. 718. See Note 14 to our financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(4)	Reflects an option to purchase 84,739 shares of our common stock at an exercise price of $9.40 granted on April 21, 2020.
(5)	Reflects Company contributions under the safe harbor provisions of our 401(k) Plan generally available to all employees.

Narrative Explanation of Compensation Arrangements with our Named Executive Officers

Base Salaries and Annual Incentive Opportunities

The base salaries of all of our named executive officers are reviewed from time to time and adjusted when our Board of Directors or Compensation Committee determines an adjustment is appropriate. In addition, all employees are entitled to receive an equal bonus based on a percentage of our cash sales during the year.

Equity Compensation

We generally offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options allow our employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant. In the past, our Board of Directors or Compensation Committee has determined the fair market value of our common stock based on inputs including valuation reports prepared by third-party valuation firms. Generally, our stock options granted to new hires vest as to 25% of the total number of option shares on the first anniversary of the award and in equal monthly installments over the following 36 months.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as are full-time employees generally. We generally do not provide our named executive officers with perquisites or other personal benefits.

Retirement Benefits.

We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. We are responsible for administrative costs of the 401(k) plan. We make an annual contribution equal to 3% of each employee’s base salary pursuant to the safe harbor provisions of our plan, subject to an applicable maximum contribution.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information regarding each unexercised option and all unvested stock held by each of our named executive officers as of December 31, 2020.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

Name	Number of Securities Underlying Unexercised Options Vested (#)		Number of Securities Underlying Unexercised Options Unvested (#)	Option Exercise Price ($)	Expiration Date of Option
Frank Patchel	0	(1)	84,739	9.40	4/20/2030

(1)

Twenty-five percent of the option vests and becomes exercisable following the completion by the officer of 12 months of continuous service following the Vesting Commencement Date indicated above, with an additional 1/48th of the option vesting and becoming exercisable following the completion of each of 36 months of additional service thereafter. In addition, if we are subject to a change in control prior to the termination of the officer’s service, and such officer is subject to a termination other than for cause within 24 months after such change in control, an additional 50% of the then-unvested portion of such option will become vested and exercisable.

Severance and Change in Control Benefits

We have entered into severance and change in control agreements with each named executive officer. The severance and change in control agreements will provide for payment of cash severance and acceleration of outstanding equity awards upon certain involuntary terminations.

Involuntary Termination Outside of a Change in Control Period.

If the officer is subject to a termination without cause or a resignation for good reason, or the officer’s employment terminates due to death or disability, and such termination or resignation does not occur within 3 months prior to or 12 months after a change in control, then the officer will receive a lump sum cash severance payment equal to (i) a number of months of his or her then-current base salary, (ii) a prorated portion of his or her annual target bonus and (iii) 12 months for Mr. Budman, and 6 months for each of Mr. Patchel and Mr. Wilson, of the monthly premium for COBRA coverage for the officer and his or her eligible dependents. The number of months used to calculate the severance payment are the greater of (a) 12 months for Mr. Budman, as Chief Executive Officer, and 6 months for each of Mr. Patchel and Mr. Wilson, and (b) one month for each year of continuous employment, with such number not to exceed 18 months.

Involuntary Termination Within a Change in Control Period.

If the officer is subject to a termination without cause or a resignation for good reason, or the officer’s employment terminates due to death or disability, and such termination or resignation occurs within 3 months prior to or 12 months after a change in control, then (A) the officer will receive a lump sum cash severance payment equal to (i) a number of months of his or her then-current base salary, (ii) a prorated portion of his or her annual target bonus, and (iii) 18 months for Mr. Budman, and 12 months for each of Mr. Patchel and Mr. Wilson, of the monthly premium for COBRA coverage for the officer and his or her eligible dependents, and (B) one hundred percent (100%) of the shares subject to each then-outstanding equity award subject to time-based vesting held by the officer shall become fully vested, and the level of achievement of performance goals applicable to each then-outstanding equity award subject to performance-based vesting held by the officer shall be deemed to equal the greater of (i) the target level of achievement and (ii) the actual level of achievement, to the extent determinable. The number of months used to calculate the severance payment will be 18 months for Mr. Budman, as Chief Executive Officer, and the greater of (a) 12 months for each of Mr. Patchel and Mr. Wilson, and (ii) one month for each year of continuous employment, with such number not to exceed 18 months.

Receipt of the severance benefits is contingent upon the officer’s execution and non-revocation of a general release of claims and, if requested by our Board of Directors, resignation from the Board of Directors. The definitions of relevant terms are set forth in the severance and change in control agreement.

Equity Plans

2021 Equity Incentive Plan

Our Board of Directors adopted our 2021 Equity Incentive Plan (the 2021 Plan) in August 2021 and it was approved by our stockholders in                2021. Our 2021 Plan will become effective immediately upon the effective date of the registration statement of which this prospectus is a part. Our 2021 Plan is intended to replace our 2011 Plan (described below). However, awards outstanding under our 2011 Plan will continue to be governed by their existing terms. Our 2021 Plan has the features described below.

Share Reserve. The number of shares of our common stock available for issuance under our 2021 Plan equals the sum of                shares plus up to                shares subject to awards granted under our 2011 Plan that expire, forfeit or are repurchased following the effective date of the 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will be increased automatically on the first business day of each of our fiscal years, commencing in 2022 and ending in 2031, by a number equal to the least of:

•	shares;

•	5% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our Board of Directors.

In general, to the extent that any awards under our 2021 Plan are forfeited, terminate, expire or lapse without the issuance of shares, or if we reacquire the shares subject to awards granted under our 2021 Plan, those shares will again become available for issuance under our 2021 Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

Administration. The Compensation Committee of our Board of Directors will administer our 2021 Plan. The Compensation Committee will have complete discretion to make all decisions relating to our 2021 Plan and outstanding awards, with the exception of repricing outstanding options.

Eligibility. Employees, non-employee directors, consultants and advisors will be eligible to participate in our 2021 Plan.

Under our 2021 Plan, the aggregate grant date fair value of awards granted to our non-employee directors may not exceed $1,000,000 in any one fiscal year, except that the grant date fair value of awards granted to newly appointed non-employee directors may not exceed $2,000,000 in the fiscal year in which such non-employee director is initially appointed to our Board of Directors. Neither (i) awards granted to an individual while they were an employee or consultant, but not a non-employee director, nor (ii) awards granted pursuant to a non-employee director’s election to receive awards in lieu of cash retainers or other fees shall count towards this limitation.

Types of Awards. Our 2021 Plan provides for the following types of awards:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted shares; and

•	restricted stock units.

Options and Stock Appreciation Rights. The exercise price for options granted under our 2021 Plan may generally not be less than 100% of the fair market value of our common stock on the grant date. Optionees will be permitted to pay the exercise price in cash or, with the consent of the Compensation Committee:

•	with shares of common stock that the optionee already owns;

•	by an immediate sale of shares through a broker approved by us;

•	by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or

•	by other methods permitted by applicable law.

An optionee who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may generally not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our common stock or a combination.

Options and stock appreciation rights vest as determined by the Compensation Committee. In general, they will vest over a four-year period following the date of grant based on the optionee’s continued service with us, but may also vest subject to performance-based or such other conditions as the Compensation Committee may determine. Options and stock appreciation rights expire at the time determined by the Compensation Committee but in no event more than ten years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier.

Restricted Shares and Stock Units. Restricted shares and stock units may be awarded under our 2021 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones or a combination of both, as determined by the Compensation Committee.

Corporate Transactions. In the event we are a party to a merger, consolidation or certain change in control transactions, outstanding awards granted under our 2021 Plan, and all shares acquired under our 2021 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our Compensation Committee). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

•	the continuation, assumption or substitution of an award by a surviving entity or its parent;

•	the cancellation of an award without payment of any consideration, provided that the optionee shall be notified of such treatment;

•

the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of our common stock receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the award; or

•

the assignment of any reacquisition or repurchase rights held by us with respect to an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

The Compensation Committee is not required to treat all awards, or portions thereof, in the same manner.

Unless determined otherwise by the administrator at the time of grant of an award, all outstanding awards held by current service providers at the time of occurrence of a change in control will fully accelerate and vest if they are not continued, assumed or substituted by the acquirer.

Notwithstanding the foregoing, the vesting of an outstanding award may be accelerated by the administrator upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control transaction.

A change in control includes:

•	any person acquiring beneficial ownership of more than 50% of our total voting power;

•	the sale or other disposition of all or substantially all of our assets; or

•	our merger or consolidation after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity.

Changes in Capitalization. In the event of certain changes in our capital structure without our receipt of consideration, such as a stock split, reverse stock split or dividend paid in common stock, proportionate adjustments will automatically be made to:

•	the maximum number and kind of shares available for issuance under our 2021 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive stock options;

•	the maximum number and kind of shares covered by, and exercise price, base price or purchase price, if any, applicable to each outstanding stock award; and

•	the maximum number and kind of shares by which the share reserve may increase automatically each year.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the Compensation Committee may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

Amendments or Termination. Our Board of Directors may amend, suspend or terminate our 2021 Plan at any time. If our Board of Directors amends our 2021 Plan, it does not need stockholder approval of the amendment unless required by applicable law, regulation or rules. Our 2021 Plan will terminate automatically 10 years after the date on which our stockholders approve the plan.

2011 Stock Plan

Our Board of Directors adopted our 2011 Plan in September 2011, and it was subsequently and timely approved by our stockholders. No further awards will be made under our 2011 Plan after this offering; however, awards outstanding under our 2011 Plan will continue to be governed by their existing terms.

Share Reserve. As of June 30, 2021, we have reserved 3,950,000 shares of our common stock for issuance under our 2011 Plan, all of which may be issued as incentive stock options. On August 30, 2021, our Board of Directors approved an increase in the number of authorized shares reserved under our 2011 Plan by 50,000 shares (for a total reserve of 4,000,000 shares). As of June 30, 2021, after giving effect to the reclassification of all outstanding shares of our common stock into an equivalent number of our Class B common stock and the filing and effectiveness of our Amended and Restated Certificate of Incorporation in Delaware, options to purchase 3,675,259 shares of our Class B common stock, at exercise prices ranging from $0.74 to $29.11 per share, or a weighted-average exercise price of $10.87 per share were outstanding under our 2011 Plan, and 145,097 shares of our common stock remained available for future issuance. Unissued shares subject to awards that expire or are cancelled, shares reacquired by us and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under our 2011 Plan or, following consummation of this offering, under our 2021 Plan.

Administration. Our Board of Directors, and Compensation Committee since its formation in October 2020, has administered our 2011 Plan since its adoption. The administrator has complete discretion to make all decisions relating to our 2011 Plan and outstanding awards.

Eligibility. Employees, non-employee members of our Board of Directors and consultants are eligible to participate in our 2011 Plan. However, only employees are eligible to receive incentive stock options. Any employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company shall not be eligible to receive incentive stock options unless (i) the exercise price is at least 110% of the fair market value of a share on the date of grant and (ii) such incentive stock option by its terms is not exercisable after the expiration of five years from the date of grant. For purposes of determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

Types of Awards. Our 2011 Plan provides for the following types of awards granted with respect to shares of our common stock:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct award or sale of shares of our common stock, including restricted shares.

Options. The exercise price for options granted under our 2011 Plan is determined by our Board of Directors, but may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	surrender of shares of common stock that the optionee already owns;

•	delivery of a full-recourse promissory note, with the option shares pledged as security against the principal and accrued interest on the note;

•	an immediate sale of the option shares through a company-approved securities broker, if the shares of our common stock are publicly traded;

•

surrendering a number of vested shares subject to the option having an aggregate fair market value no greater than the aggregate exercise price, or the sum of such exercise price plus all or a portion of the minimum amount required to be withheld under applicable law; or

•	other methods permitted by the Delaware General Corporation Law, as amended.

Options vest as determined by the administrator. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates.

Restricted Shares. Restricted shares may be awarded or sold under our 2011 Plan in return for cash or cash equivalents or, as permitted by the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

Corporate Transactions. In the event that we are a party to a merger or consolidation or in the event of a sale of all or substantially all of our stock or assets, awards granted under our 2011 Plan will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

•	the continuation, assumption or substitution of an award by the surviving entity or its parent;

•

cancellation of the vested portion of the award in exchange for a payment equal to the excess, if any, of the value of the shares subject to the award over any exercise price per share applicable to the award;

•	cancellation of the award without payment of any consideration;

•	suspension of the optionee’s right to exercise the option during a limited period of time preceding the completion of the transaction; or

•	termination of any right the optionee has to exercise the option prior to vesting in the shares subject to the option.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under our 2011 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2011 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in (i) each of the number and kind of shares available for future grants under our 2011 Plan, (ii) the number and kind of shares covered by each outstanding option and all restricted shares, (iii) the exercise price per share subject to each outstanding option and (iv) any repurchase price applicable to shares granted under our 2011 Plan. In the event of an extraordinary cash dividend that has a material effect on the fair market value of our common stock, a recapitalization, spin-off or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

Amendments or Termination. The administrator may at any time amend, suspect or terminate our 2011 Plan, subject to stockholder approval in the case of an amendment if the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. Our 2011 Plan will terminate automatically ten years after the later of the date when our Board of Directors adopted the plan or the date when our Board of Directors most recently approved an increase in the number of shares reserved thereunder which was also approved by our stockholders, provided, however, that in any event, it will terminate upon the completion of this offering, but as noted above, awards outstanding under our 2011 Plan will remain outstanding and will continue to be governed by their existing terms.

Employee Stock Purchase Plan

General. Our Board of Directors adopted our 2021 ESPP in                2021 and it was approved by our stockholders in                2021. Our 2021 ESPP will become effective upon the effectiveness of the registration statement of which this prospectus is a part. Our 2021 ESPP is intended to qualify under Section 423 of the Internal Revenue Code. Our 2021 ESPP has the features described below.

Share Reserve.                shares of our common stock have been reserved for issuance under our 2021 ESPP. The number of shares reserved for issuance under our 2021 ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2022 and ending in 2041, by a number equal to the least of:

•	shares;

•	2% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our Board of Directors.

The number of shares reserved under our 2021 ESPP will automatically be adjusted in the event of a stock split, stock dividend or a reverse stock split (including proportionate adjustments to the number of shares subject to outstanding purchase rights and the number of shares in the ESPP’s evergreen formula).

Administration. The Compensation Committee will administer our 2021 ESPP.

Eligibility. All of our employees will be eligible to participate in our ESPP, although the administrator may exclude certain categories of employees from an offering period, as permitted by applicable law, including employees employed for less than two years, working 20 hours or less per week, who are employed five months or less per year, or are highly compensated employees. Eligible employees may begin participating in our 2021 ESPP at the start of any offering period.

Offering Periods. Unless changed by the Compensation Committee, each offering period will generally last 24 months (and may not last longer than 27 months). A new offering period will begin periodically, as determined by the Compensation Committee. Offering periods may overlap or may be consecutive. The Company intends for the first offering period to commence immediately upon the effectiveness of this offering.

Amount of Contributions. Our 2021 ESPP will permit each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 50% of the employee’s cash compensation. Each participant may purchase up to the number of shares determined by our Board of Directors on any purchase date, subject to the share limit established by the Board of Directors prior to the start of the offering period in which the purchase occurs. The value of the shares purchased in any calendar year is subject to a federal tax law limitation of $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price. The price of each share of common stock purchased under our 2021 ESPP will not be less than 85% of the lower of the fair market value per share of common stock on the first day of the applicable offering period or the fair market value per share of common stock on the purchase date.

Other Provisions. Employees may end their participation in our 2021 ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our 2021 ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the rights to purchase our common stock under the 2021 ESPP for an offering period then in progress are continued, assumed or substituted by the surviving entity. Our Board of Directors or our Compensation Committee may amend or terminate our 2021 ESPP at any time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock (or any immediate family member of, or person sharing the household with, any of these individuals or entities) had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Management—Director Compensation” and “Executive Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. The indemnification agreements and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” elsewhere in this prospectus for additional information.

Financings

Sale of Convertible Notes (SAFEs)

In August, 2021, we issued $10.0 million of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) in a private financing round. Upon the completion of this offering, the convertible notes will automatically convert into shares of Class A common stock of the Company at a per share price of $             , which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The following table summarizes purchases of the convertible notes by a beneficial holder of more than 5% of our capital stock.

	Simple Agreement for Future Equity
Purchaser	Number of shares of Class A Common Stock issuable upon the conversion of convertible notes	Principal Amount ($)
TMT Investments PLC		$2,000,000
Total		$2,000,000

See the section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations —Liquidity and Capital Resources” elsewhere in this prospectus for additional information.

Related Party Transaction Policy

Our Audit Committee has the primary responsibility for the review, approval and oversight of any “related person transaction,” which is any transaction, arrangement, or relationship (or series of similar transactions, arrangements, or relationships) in which we are, were, or will be a participant and the amount involved exceeds $120,000, and in which the related person had, has, or will have a direct or indirect material interest. We intend to adopt a written related person transaction policy to be effective upon the completion of this offering. Under our related person transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our Audit Committee or Board of Directors. In approving or rejecting the proposed transactions, our Audit Committee will take into account all of the relevant facts and circumstances available. Our Audit Committee will approve only those transactions that, as determined by our Audit Committee, are in, or are not inconsistent with, our best interests and the best interests of our stockholders.

Although we have not had a written policy until shortly before this offering for the review and approval of transactions with related persons, our Board of Directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our Board of Directors. Our Board of Directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class B common stock as of September 30, 2021 and as adjusted to reflect the sale of Class A common stock offered by us in this offering, for:

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 6,193,304 shares of Class B common stock and no shares of Class A common stock outstanding as of September 30, 2021, after giving effect to the conversion of all outstanding shares of preferred stock as of that date into an aggregate of 933,110 shares of our Class B common stock, the reclassification of all outstanding shares of our common stock into an equivalent number of our Class B common stock and the filing and effectiveness of our Amended and Restated Certificate of Incorporation in Delaware. For purposes of computing percentage ownership after this offering, we have assumed that (i)                  shares of common stock will be issued by us in this offering; (ii) the underwriters will not exercise their option to purchase up to                  additional shares and (iii) none of our executive officers, directors or stockholders who beneficially own more than five percent of our common stock will participate in this offering. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of September 30, 2021. We did not deem these shares outstanding, however, such shares were included for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Backblaze, Inc., 500 Ben Franklin Ct, San Mateo, CA 94401.

	Class B Shares Beneficially Owned Prior to this Offering		% of Total Voting Power Before Our Initial Public Offering(1)	% of Total Voting Power After Our Initial Public Offering(1)
Name of Beneficial Owner	Shares	Percentage
Executive Officers and Directors:
Gleb Budman	807,364
Frank Patchel(2)	35,307
Brian Wilson	802,867
Timothy Nufire	802,867
Jocelyn Carter-Miller(3)	9,500
Barbara Nelson(4)	9,500
Earl E. Fry(5)	9,500
Evelyn D’An(6)	9,500
All executive officers and directors as a group (8 persons)(7)	2,486,405
Other 5% Stockholders:
TMT Investments PLC(8)	998,347
Charles Jones	785,867
Kwok Hang Ng	802,867

*	Represents beneficial ownership of less than one percent.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)	Consists of 35,307 shares of Class B common stock issuable upon exercise of options exercisable within 60 days of September 30, 2021.
(3)	Consists of 9,500 shares of Class B common stock issuable upon early exercise of options, which are subject to a lapsing right of repurchase.
(4)	Consists of 9,500 shares of Class B common stock issuable upon early exercise of options, which are subject to a lapsing right of repurchase.
(5)	Consists of 9,500 shares of Class B common stock issuable upon early exercise of options, which are subject to a lapsing right of repurchase.
(6)	Consists of 9,500 shares of Class B common stock issuable upon early exercise of options, which are subject to a lapsing right of repurchase.
(7)

Consists of (i) 2,413,098 shares of Class B common stock beneficially owned by our directors and executive officers and (ii) 73,307 shares of Class B common stock issuable to our directors and executive officers upon exercise of outstanding stock options within 60 days of September 30, 2021.

(8)	Consists of 998,347 shares of Class B common stock held directly by TMT Investments PLC (TMT). The principal business address of TMT is Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are summaries and are qualified by reference to the Amended and Restated Certificate of Incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. A description of our capital stock and the material terms and provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect upon the completion of this offering and affecting the rights of holders of our capital stock is set forth below. The forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws to be adopted in connection with this offering are filed as exhibits to the registration statement relating to this prospectus.

Upon the completion of this offering, our Amended and Restated Certificate of Incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board of Directors.

Upon the completion of this offering, our authorized capital stock will consist of                 shares, all with a par value of $0.0001 per share, of which:

•	shares are designated Class A common stock;

•	shares are designated Class B common stock; and

•	shares are designated preferred stock.

As of June 30, 2021, and after giving effect to the automatic conversion of all of our outstanding preferred stock into Class B common stock in connection with this offering, the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, and the automatic conversion of all of the outstanding convertible securities into shares of our Class A common stock in connection with this offering, as if such conversions and reclassification had occurred immediately prior to the completion of this offering, there were outstanding:

•	no shares of our Class A common stock;

•	6,193,304 shares designated as Class B common stock held of record by 77 stockholders; and

•	3,675,259 shares of our Class B common stock issuable upon exercise of outstanding stock options.

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine. See “Dividend Policy” for more information.

Voting Rights

The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Delaware law or Amended and Restated Certificate of Incorporation could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our Amended and Restated Certificate of Incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our Amended and Restated Certificate of Incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

The holders of common stock will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of our Class B Common Stock

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our Amended and Restated Certificate of Incorporation. Upon the death of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock.

In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on the earlier of (i) the seven-year anniversary of the closing date of this offering, (ii) the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, or (iii) the date specified by a vote of the holders of a majority of the then outstanding shares of Class B common stock.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any associated qualifications, limitations, or restrictions. Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2021, after giving effect to the reclassification of all outstanding shares of our common stock into an equivalent number of our Class B common stock and the filing and effectiveness of our Amended and Restated Certificate of Incorporation in Delaware, there were options to purchase 3,675,259 shares of our Class B common stock outstanding, all of which were subject to options granted under our 2011 Plan.

Registration Rights

Following the completion of this offering, the holders of 933,110 shares of our Class B common stock issued upon the conversion of our preferred stock will be entitled to contractual rights to require us to register the Class A common stock issuable upon the conversion of those shares under the Securities Act. These registration rights are provided under the terms of our amended and restated investors’ rights agreement between us and the holders of these shares, which we entered into on July 29, 2013.

We will pay all expenses relating to any demand or piggyback registration described below, including reasonable fees and disbursements of one counsel for the selling holders, but excluding underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of our common stock, and fees and disbursements of counsel for any individual holder. The registration rights terminate upon the earliest to occur of: (i) the third anniversary of the completion of this offering; (ii) a liquidation, dissolution or winding up of the corporation; or (iii) with respect to the registration rights of an individual holder, such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning six months following the effectiveness of this offering, the holders of 30% or more of the registrable securities then outstanding may make a written request that we register some or all of their registrable securities, subject to certain specified conditions and exceptions. We are required to use commercially reasonable efforts to effect the registration. Such request for registration must cover securities with an aggregate offering price of at least $15,000,000, net of selling expenses. We are not obligated to effect more than one of these registrations.

Piggyback Registration Rights

In connection with this offering, holders of our registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their registrable securities in this offering. If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders in another offering, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their shares in our registration statement, provided that the underwriters of any such offering have the right to limit the number of shares included in the registration. These registration rights are subject to specified other conditions and limitations as set forth in our amended and restated investors’ rights agreement.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions specified in the amended and restated investors’ rights agreement, the holders of 30% or more of the registrable securities then outstanding may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public is at least $5,000,000, net of selling expenses. We are not obligated to effect more than two of these Form S-3 registrations in any 12-month period. Such holders will pay pro rata all expenses related to filing a registration statement on Form S-3.

Anti-Takeover Provisions

Delaware Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaw Provisions

Upon the completion of this offering, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Dual class stock. As described above in “—Common Stock—Voting Rights,” our Amended and Restated Certificate of Incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

•

Separate Class B vote for certain transactions. Any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

•

Board of Directors vacancies. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will authorize our Board of Directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our Board of Directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

•

Classified board. Our Board of Directors is classified into three classes of directors with staggered three-year terms. For the first 12 months after their initial appointment or election, directors may be removed with or without cause by stockholders holding a majority of the outstanding voting power. After 12 months, directors will only be removed from office for cause. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder action; special meeting of stockholders. Our Amended and Restated Certificate of Incorporation provides that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our Amended and Restated Certificate of Incorporation further provides that special meetings of our stockholders may be called by a majority of our Board of Directors, stockholders holding at least 1,750,000 shares of our Class B common stock or the Chairperson of our Board of Directors.

•

Advance notice requirements for stockholder proposals and director nominations. Our Amended and Restated Bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our Amended and Restated Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•	Issuance of undesignated preferred stock. Our Board of Directors will have, the authority, without further action by the holders of common stock, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock will enable our Board of Directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Upon the completion of this offering, our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employee to us or our stockholder, creditors or other constituents; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws; any action to interpret, apply, enforce, or determine the validity of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL. Our Certificate of Incorporation will also provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Some companies that adopted a similar federal district court forum selection provision were subject to a suit in the Chancery Court of Delaware by stockholders who asserted that the provision is not enforceable. While the Delaware Supreme Court held that such federal district court forum selection provision was in fact valid, there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that the our federal district court forum selection provision should be enforced in a particular case. These choice of forum provisions do not apply to actions brought to enforce a duty or liability created by the Exchange Act. We intend for the choice of forum provision regarding claims arising under the Securities Act to apply despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find such provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8200.

Listing

After pricing of the offering, we expect that the shares will trade on the NASDAQ Global Market under the symbol “BLZE.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our Class A common stock. Future sales of substantial amounts of shares of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have outstanding                shares of our Class A common stock, and                shares of our Class B common stock based on the number of shares outstanding as of                 . This includes                 shares of Class A common stock that we are selling in this offering, which shares may be resold in the public market immediately unless purchased by our affiliates, and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining                 shares of Class A common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, we, our executive officers and directors, and substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in “Underwriting,” not to sell any of our capital stock until at least 180 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement disclosed in “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                 , 2021,                 shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of Class A common stock sold in this offering will be immediately available for sale in the public market, unless purchased by our affiliates;

•

beginning 181 days after the date of this prospectus, unless earlier released,                additional shares will become eligible for sale in the public market, of which                 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Of the                shares of our Class B common stock that were subject to stock options outstanding as of                 , options to purchase                shares of Class B common stock were vested as of                and the Class B common stock underlying such options will be eligible for sale approximately six months after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted Class A common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal                shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale,

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is pursuant to Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Lock-Up Agreements

In connection with this offering, we have agreed with the underwriters, subject to certain exceptions, as set forth in “Underwriting,” without the prior written consent of Oppenheimer & Co. Inc., not to issue, sell or register with the Commission (other than on Form S-8 or on any successor form), or otherwise dispose of, directly or indirectly, any of our equity securities (or any securities convertible into, exercisable for or exchangeable for our equity securities), during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

Our directors, officers and holders of substantially all of our outstanding stock and stock options have agreed with the underwriters, subject to certain restrictions and earlier termination commencing on the first quarter that ends following the period ending 180 days after the date of this prospectus and other earlier termination provisions as set forth in “Underwriting”, without the prior written consent of Oppenheimer & Co. Inc., not to directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock owned either of record or beneficially (as defined in the Exchange Act) by the lock-up signatory on the date of this prospectus or thereafter acquired, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing, and (3) make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock. See “Underwriting” for a more detailed description of the early termination provisions and exceptions to such lock-up restrictions.

Registration Rights

After the completion of this offering, the holders of up to                shares of our Class B common stock will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our Class B common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Equity Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our equity plans. We expect to file this registration statement as soon as practicable after the effectiveness of the registration statement of which this prospectus forms a part. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Equity Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our Class A common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the U.S. Internal Revenue Code of 1986 (the Code), have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code existing and proposed U.S. Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (IRS) and other applicable authorities, all of which are subject to change or to differing interpretation, possibly with retroactive effect. This discussion assumes that a non-U.S. holder holds shares of our Class A common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or, except to the limited extent provided below, under U.S. federal estate and gift tax laws. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks, insurance companies or other financial institutions;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the Medicare contribution tax;

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our Class A common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long term residents of the United States;

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, this discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold our Class A common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock through a partnership or other pass-through entity, as applicable.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF NON-U.S., STATE, OR LOCAL LAWS AND TAX TREATIES.

Dividends

As discussed under “Dividend Policy” above, we do not expect to declare or make any distributions on our Class A common stock in the foreseeable future. If we do pay dividends on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock and then will be treated as gain. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Class A common stock.” Any such distributions will also be subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act.”

Any dividend paid to a non-U.S. holder on our Class A common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN, W-8BENE or other appropriate form (or any successor or substitute form thereof) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the holder’s agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Sale or Other Disposition of Class A common stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act,” non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our Class A common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding Class A common stock at sometime within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our Class A common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the U.S. Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 24%. The backup withholding rules do not apply to payments to foreign corporations, provided they establish such exemption.

Payments to non-U.S. holders of dividends on Class A common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of Class A common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or the applicable paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” above will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the U.S. Treasury Regulations, the payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting provided that the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of Class A common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, if any, and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury Regulations, withholding under FATCA currently applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR CLASS A COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We entered into an underwriting agreement with the underwriters named below on                 , 2021. Oppenheimer & Co. Inc., William Blair & Company, L.L.C., Raymond James & Associates, Inc., JMP Securities LLC and B. Riley Securities, Inc. are acting as the joint book-running managers, and Oppenheimer & Co. Inc. is acting as the representative of the underwriters. The underwriting agreement provides for the purchase of a specific number of shares of Class A common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of Class A common stock, but is not responsible for the commitment of any other underwriter to purchase shares of Class A common stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Class A common stock set forth opposite its name below:

Underwriter	Number of Shares of Class A Common Stock
Oppenheimer & Co. Inc.
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
JMP Securities LLC.
B. Riley Securities, Inc.
Lake Street Capital Markets, LLC.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the option described below), if any are purchased.

The shares of Class A common stock offered hereby are expected to be ready for delivery on or about                 , 2021 against payment in immediately available funds.

The underwriters are offering the shares of Class A common stock subject to various conditions and may reject all or part of any order. The representative of the underwriters has advised us that the underwriters propose initially to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $        per share of Class A common stock to brokers and dealers. After the shares of Class A common stock are released for sale to the public, the representative may change the offering price, the concession, and other selling terms at various times.

We have granted the underwriters an option to purchase additional shares for the purpose of covering over-allotments. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of additional shares of Class A common stock from us. If the underwriters exercise all or part of this option, they will purchase shares of Class A common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters have severally agreed that, to the extent the option is exercised, they will each purchase a number of additional shares proportionate to such underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us, before expenses:

	Per Share of Class A Common Stock	Total Without Exercise of Underwriters’ Option	Total With Full Exercise of Underwriters’ Option
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay the underwriters a commission of % of the gross proceeds of this offering.

We estimate that our total expenses of the offering, excluding the estimated underwriting discounts and commissions, will be approximately $                .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We have agreed with the underwriters, without the prior written consent of Oppenheimer & Co. Inc., not to issue, sell or register with the Commission (other than on Form S-8 or on any successor form), or otherwise dispose of, directly or indirectly, any of our equity securities (or any securities convertible into, exercisable for or exchangeable for our equity securities), during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except for (i) the issuance of the shares of Class A common stock pursuant to the registration statement of which this prospectus forms a part, (ii) the issuance of shares or other equity awards pursuant to our existing equity compensation plans as described in the registration statement of which this prospectus forms a part, (iii) the entry into an agreement providing for the issuance by us of shares or any security convertible into or exercisable for shares in connection with the acquisition by us of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, representing in the aggregate no more than 5% of our issued and outstanding shares of Class A common stock as of the date of this prospectus, which may be sold on an arm’s-length basis, only to unaffiliated third-parties, so long as recipients of such securities agree to be bound by a lock-up agreement, (iv) the entry into any agreement providing for the issuance of shares or any security convertible into or exercisable for shares in connection with joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement, representing in the aggregate no more than 5% of our issued and outstanding shares of Class A common stock as of the date of this prospectus, which may be sold on an arm’s-length basis, only to unaffiliated third-parties, so long as recipients of such securities agree to be bound by a lock-up agreement, and (v) the issuance of shares pursuant to the conversion of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) issued in a private placement to investors in August 2021 as described elsewhere in this prospectus.

Our directors, officers and holders of substantially all of our outstanding stock and stock options have agreed with the underwriters, without the prior written consent of Oppenheimer & Co. Inc., during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus (the “Lock-Up Period”), not to directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock owned either of record or beneficially (as defined in the Exchange Act) by the lock-up signatory on the date of this prospectus or thereafter acquired, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing, and (3) make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

Notwithstanding the foregoing, the lock-up signatory may transfer shares of Class A common stock without the prior written consent of Oppenheimer & Co. Inc., provided that (1) in the cases of clauses (i) through (vi), (ix) and (x) below, Oppenheimer & Co. Inc. receive a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) in the cases of clauses (i) through (v) below, any such transfer shall not involve a disposition for value, (3) in the cases of clauses (i) through (iv) below, such transfers are not required to be reported with the Commission on Form 4 in accordance with Section 16 of the Exchange Act, (4) in the cases of clauses (v) through (ix) below, any filing under Section 16 of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto the circumstances of and the reason for the transfer, (5) in the cases of clauses (vii) and (viii) below, any filing under Section 16 of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that the disposition was solely to us and (6) the lock-up signatory does not otherwise voluntarily effect any public filing or report regarding such transfers during the Lock-Up Period:

(i)	as a bona fide gift or gifts;

(ii)	to any trust for the direct or indirect benefit of the lock-up signatory or the immediate family of such signatory;

(iii)	as a distribution to general or limited partners, limited liability company members, stockholders or other equity holders of the lock-up signatory;

(iv)

to the lock-up signatory’s affiliates or to any investment fund or other entity that, directly or indirectly, controls or manages, is controlled or managed by, or is under common control or management with, such signatory;

(v)	by will or intestate succession upon the death of the lock-up signatory;

(vi)	pursuant to a court of regulatory agency order, a qualified domestic order or in connection with a divorce settlement;

(vii)

to us in connection with the exercise of options, warrants or other rights to acquire shares of Class A common stock or any security convertible into or exercisable for shares of Class A common stock by way of net exercise and/or to cover withholding tax obligations in connection with such exercise pursuant to an employee benefit plan, option, warrant or other right disclosed in this prospectus, provided that any such shares of the Class A common stock issued upon exercise of such option, warrant or other right shall be subject to the restrictions set forth herein;

(viii)

to us pursuant to agreements under which we have exercised its option to repurchase such shares or has exercised a right of first refusal with respect to transfers of such shares upon termination of service of the lock-up signatory, so long as such agreement or right of first refusal is disclosed in this prospectus;

(ix)

pursuant to the automatic conversion of outstanding shares of preferred stock into shares of Class A common stock in connection with this offering disclosed in this prospectus, provided that the shares of the Class A common stock received upon such conversion shall be subject to the restrictions set forth herein; or

(x)

after completion of this offering, to a bona fide third party pursuant to a merger, consolidation, tender offer or other similar transaction made to all holders of shares of the Class A common stock and involving a Change of Control (as defined below) and approved by our board of directors;

provided that, in the event that such Change of Control is not completed, the lock-up signatory’s shares of Class A common stock shall remain subject to the restrictions contained herein, provided further that any shares of Class A common stock not transferred in such merger, consolidation, tender offer or other transaction shall remain subject to the restrictions contained herein. “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity).

Furthermore, the lock-up signatory may sell shares of Class A common stock purchased by such lock-up signatory from the underwriters in this offering (other than any issuer-directed shares of Class A common stock purchased in this offering by an officer or director) or on the open market following this offering if and only if (i) such sales are not required to be reported in any public report or filing with the Commission, or otherwise and (ii) such signatory does not otherwise voluntarily effect any public filing or report regarding such sales during the Lock-Up Period.

Notwithstanding the foregoing, commencing at the opening of trading on the second Trading Day (as defined below) after our public announcement of our earnings (which for this purpose shall not include “flash” numbers or preliminary, partial earnings) for the first quarter that ends following the date of this prospectus (such second Trading Day, the “Initial Earnings-Related Release Date”), if (a) the lock-up signatory is an employee, consultant or independent contractor (excluding directors, officers, founders, and greater than 10% stockholders), and the last reported closing price of the Class A common stock on the Nasdaq Global Market is greater than or equal to the initial public offering price per share set forth on the cover page of this prospectus for any 10 out of 15 consecutive Trading Days ending on or after the Initial Earnings-Related Release Date, then 20% of such signatory’s Class A common stock or shares of Class A common stock underlying lock-up securities as of the date of this prospectus will be automatically released from such restrictions and (b) if the lock-up signatory is a director, officer, founder, or greater than 10% stockholder, and the last reported closing price of the Class A common stock on the Nasdaq Global Market is at least 15% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 10 out of 15 consecutive Trading Days ending on or after the Initial Earnings-Related Release Date, then 15% of such signatory’s Class A common stock or shares of Class A common stock underlying lock-up securities as of the date of this prospectus will be automatically released from such restrictions (an “Early Lock-Up Expiration”) (for purposes of this paragraph, a “Trading Day” is a day on which the Nasdaq Global Market is open for the buying and selling of securities); provided that, for any such Early Lock-Up Expiration, we shall notify Oppenheimer & Co. Inc. and shall announce the Early Lock-Up Expiration by press release through a major news service at least two business days prior to the effective date of the Early Lock-Up Expiration, and notwithstanding anything above to the contrary, any such Early Lock-Up Expiration shall only be effective two business days after the publication date of such press release. For the avoidance of doubt, the Lock-Up Period shall be deemed to be terminated for the securities that are released from the prohibitions included in the lock-up agreement. Such restrictions shall also not apply to (a) any shares of Class A common stock underlying stock options held by the lock-up signatory that would otherwise expire during the Lock-Up Period, or that would have expired prior to the date of this prospectus, had such stock options not been previously exercised by such signatory, and (b) any shares of Class A common stock issuable upon the conversion of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) issued in a private placement to investors in August 2021 as described elsewhere in this prospectus.

Notwithstanding anything herein to the contrary, the lock-up signatory may establish a 10b5-l trading plan that complies with Rule 10b5-l under the Exchange Act (“10b5-l Trading Plan”) or amend an existing 10b5-l Trading Plan (subject to compliance with our insider trading policy) so long as there are no sales of such signatory’s Class A common stock or shares of Class A common stock underlying lock-up securities under such plan during the Lock-Up Period, except as otherwise permitted by the Early Lock-Up Expiration; and provided that the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-l Trading Plan, in either case, providing for sales of such signatory’s Class A common stock or shares of Class A common stock underlying lock-up securities shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the Commission or otherwise during the Lock-Up Period, and (ii) the lock-up signatory does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan during the Lock-Up Period, provided, however, that such signatory shall be permitted to reference in a required Section 16 filing that any such sale was effected pursuant to a 10b5-1 trading plan.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of common stock before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•

Stabilizing transactions—the representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions—the underwriters may sell more shares of common stock in connection with this offering than the number of shares of common stock that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of common stock in this offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price per share of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price per share of common stock that could adversely affect investors who purchase shares of common stock in this offering.

•

Penalty bids—if the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of this offering.

•

Passive market making—market makers in the common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our Class A common stock may have the effect of raising or maintaining the market price of our Class A common stock or preventing or mitigating a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the Class A common stock if it discourages resales of our shares of Class A common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Class A common stock. These transactions may occur on The NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Exchange Listing:

After pricing of the offering, we expect that the shares will trade on The NASDAQ Global Market under the symbol “BLZE.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Directed Share Program

At our request, the underwriters have reserved up to             shares of Class A common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain of our business partners and qualifying customers who are located in the United States.

The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such partners and qualifying customers purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Participants in the directed share program will not be subject to lockup or market standoff restrictions with respect to any shares purchased through the directed share program. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.                  will administer our directed share program.

Notice to Non-U.S. Investors

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

A.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representative for any such offer; or

C.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State (other than a Relevant State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representative that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

A.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

B.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of representative for any such offer; or

C.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representative that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or

(iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Israel

In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 –1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Hong Kong

No shares have been offered or sold, and no shares may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares will be required, and is deemed by the acquisition of the shares, to confirm that he is aware of the restriction on offers of the shares described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares in circumstances that contravene any such restrictions.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for the years then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.backblaze.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock. We have included our website address in this prospectus solely as an inactive textual reference. The SEC maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

BACKBLAZE, INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Backblaze, Inc.

San Mateo, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Backblaze, Inc. (the “Company”) as of December 31, 2019 and 2020, the related statements of operations, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue arising from contracts with customers as of January 1, 2020, due to the adoption of Revenue from Contracts with Customers (Topic 606) using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2020.

San Jose, California

May 11, 2021

BACKBLAZE INC.

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		June 30, 2021
	2019	2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,978	$6,076	$1,306
Accounts receivable, net	81	209	108
Prepaid expenses and other current assets	2,023	2,947	3,403

Total current assets	9,082	9,232	4,817
Property and equipment, net	24,831	38,746	37,151
Capitalized internal-use software, net	3,878	5,682	6,917
Other assets	835	809	3,067

Total assets	$38,626	$54,469	$51,952

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Accounts payable	$1,553	$1,710	$1,966
Line of credit	—	—	3,500
Accrued expenses and other current liabilities	972	3,596	3,680
Accrued value-added tax (“VAT”) liability	1,724	1,533	2,021
Capital lease liability and lease financing obligation, current	8,230	11,320	11,089
Deferred revenue, current	15,765	17,587	18,384
Debt, current	—	628	—

Total current liabilities	28,244	36,374	40,640
Capital lease liability and lease financing obligation, non-current	8,529	17,886	16,482
Deferred revenue, non-current	1,663	1,801	1,866
Other long-term liabilities	—	820	701
Debt, non-current	—	1,644	—

Total liabilities	$38,436	$58,525	$59,689

Commitments and contingencies (Note 10)
Convertible Preferred Stock
Convertible preferred stock, $0.001 par value; 2,500,000 shares authorized as of December 31, 2019 and 2020, and June 30, 2021 (unaudited); 933,110 issued and outstanding with aggregate liquidation preference of $2,852 as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively	2,784	2,784	2,784
Stockholders’ Deficit
Common stock, $0.001 par value; 10,000,000 shares authorized as of December 31, 2019 and 2020, and June 30, 2021 (unaudited); 5,165,770, 5,170,807 and 5,260,194, shares issued and outstanding as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively	5	5	5
Additional paid-in capital	5,684	7,794	10,219
Accumulated deficit	(8,283)	(14,639)	(20,745)

Total stockholders’ deficit	(2,594)	(6,840)	(10,521)

Total liabilities, convertible preferred stock and stockholders’ deficit	$38,626	$54,469	$51,952

See accompanying notes, which are an integral part of these financial statements.

BACKBLAZE INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	For the Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Revenue	$40,748	$53,784	$25,379	$31,462
Cost of revenue	20,127	25,801	11,678	15,756

Gross profit	20,621	27,983	13,701	15,706
Operating expenses:
Research and development	8,436	13,069	5,832	8,976
Sales and marketing	8,166	11,924	5,423	8,124
General and administrative	3,070	6,722	2,638	5,157

Total operating expenses	19,672	31,715	13,893	22,257

Income (loss) from operations	949	(3,732)	(192)	(6,551)
Interest expense	(1,929)	(2,886)	(1,153)	(1,718)
Gain on extinguishment of debt	—	—	—	2,299

Loss before provision for income taxes	(980)	(6,618)	(1,345)	(5,970)
Income tax provision	(16)	(5)	—	(136)

Net loss	$(996)	$(6,623)	$(1,345)	$(6,106)

Net loss per share, basic and diluted	$(0.19)	$(1.28)	$(0.26)	$(1.18)

Weighted average shares used in computing net loss per share, basic and diluted	5,165,770	5,169,284	5,167,756	5,192,205

See accompanying notes, which are an integral part of these financial statements.

BACKBLAZE INC.

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018, as originally reported	933,110	$2,784	5,165,770	$5	$4,167	$(7,732)	$(3,560)
Immaterial revision (Note 2)	—	—	—	—	—	445	445

Balance as of December 31, 2018, as revised	933,110	$2,784	5,165,770	$5	$4,167	$(7,287)	$(3,115)

Net loss	—	—	—	—	—	(996)	(996)
Stock-based compensation	—	—	—	—	1,517	—	1,517

Balance as of December 31, 2019	933,110	$2,784	5,165,770	$5	$5,684	$(8,283)	$(2,594)

Net loss	—	—	—	—	—	(6,623)	(6,623)
Adoption of new accounting standard (Topic 606)	—	—	—	—	—	267	267
Issuance of common stock upon exercise of stock options	—	—	5,037	—	19	—	19
Stock-based compensation	—	—	—	—	2,091	—	2,091

Balance as of December 31, 2020	933,110	$2,784	5,170,807	$5	$7,794	$(14,639)	$(6,840)

Net loss (unaudited)	—	—	—	—	—	(6,106)	(6,106)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	89,387	—	148	—	148
Stock-based compensation (unaudited)	—	—	—	—	2,277	—	2,277

Balance as of June 30, 2021 (unaudited)	933,110	$2,784	5,260,194	$5	$10,219	$(20,745)	$(10,521)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	933,110	$2,784	5,165,770	$5	$5,684	$(8,283)	$(2,594)

Net loss (unaudited)	—	—	—	—	—	(1,345)	(1,345)
Adoption of new accounting standard (Topic 606)	—	—	—	—	—	267	267
Issuance of common stock upon exercise of stock options (unaudited)	—	—	5,027	—	19	—	19
Stock-based compensation (unaudited)	—	—	—	—	849	—	849

Balance as of June 30, 2020 (unaudited)	933,110	$2,784	5,170,797	$5	$6,552	$(9,361)	$(2,804)

See accompanying notes, which are an integral part of these financial statements.

BACKBLAZE INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,		Six months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(996)	$(6,623)	$(1,345)	$(6,106)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on extinguishment of Paycheck Protection Program (“PPP”) loan	—	—	—	(2,299)
Depreciation and amortization	9,318	12,951	5,749	7,982
Stock-based compensation	1,387	1,879	743	2,163
Amortization of deferred contract costs	—	664	330	367
(Gain) loss on disposal of assets and other	(184)	42	—	(12)
Changes in operating assets and liabilities:
Accounts receivable	(20)	(128)	(8)	101
Prepaid expenses and other current assets	(34)	(1,173)	(840)	(1,172)
Other assets	(835)	170	286	(186)
Accounts payable	482	143	(409)	441
Accrued expenses and other current liabilities	165	2,302	682	48
Accrued VAT liability	351	(191)	48	488
Deferred revenue	3,569	1,963	1,466	862
Other long-term liabilities	—	820	292	(94)

Net cash provided by operating activities	13,203	12,819	6,994	2,583

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	346	2	—	15
Purchases of property and equipment, net	(1,574)	(2,125)	(1,165)	(4,472)
Capitalized internal-use software costs	(2,004)	(2,850)	(1,284)	(1,949)

Net cash used in investing activities	(3,232)	(4,973)	(2,449)	(6,406)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on capital lease and lease financing obligations	(7,733)	(10,863)	(4,466)	(5,722)
Payments of deferred offering costs	—	(176)	—	(1,780)
Proceeds from PPP	—	2,272	2,272	—
Proceeds from debt facility	—	—	—	3,500
Proceeds from lease financing	—	—	—	2,907
Proceeds from exercises of stock options	—	19	19	148

Net cash used in financing activities	(7,733)	(8,748)	(2,175)	(947)

Net increase (decrease) in cash and cash equivalents	2,238	(902)	2,370	(4,770)
Cash and cash equivalents at beginning of period	4,740	6,978	6,978	6,076

Cash and cash equivalents at end of period	$6,978	$6,076	$9,348	$1,306

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,962	$2,882	$1,158	$1,693
Cash paid for income taxes	$4	$11	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock-based compensation capitalized internal-use software	$130	$212	$106	$114
Equipment acquired through capital lease obligations	$7,138	$23,083	$11,995	$4,252
Accruals related to purchases of property and equipment	$16	$731	$55	$449
Extinguishment of PPP loan	$—	$—	$—	$2,299

See accompanying notes, which are an integral part of these financial statements.

BACKBLAZE INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Description of Business

Description of Business

Backblaze, Inc. (“Backblaze” or the “Company”) is a storage cloud platform, providing businesses and consumers with solutions to store and use their data. Backblaze provides these cloud services through purpose-built, web-scale software built on commodity hardware. Backblaze was incorporated in the state of Delaware on April 20, 2007 and is headquartered in San Mateo, California.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as of and for the years ended December 31, 2019 and 2020.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of June 30, 2021, the interim statements of operations, of cash flows, and of changes in convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2020 and 2021, and the related notes to such interim financial statements are unaudited. These unaudited interim financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of operations and cash flows for the six months ended June 30, 2020 and 2021. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.

Revisions to Prior Period Financial Statements

The Company identified errors in its previously reported financial statements. None of the identified errors were material to the previously reported period. These errors have now been corrected in the balance sheet and statement of cash flows as of and for the year ended December 31, 2019, respectively, and in the statement of changes in convertible preferred stock and stockholders’ deficit as of December 31, 2019 and 2018. The errors related to amounts recorded for unsettled balances due from its credit card payment processor. The impact of these corrections on the Company’s financial statements is as provided below (in thousands).

Balance sheet

	As of December 31, 2019
	As Previously Reported	Corrections	As Revised
Prepaid expenses and other current assets	$1,506	$517	$2,023
Accrued expenses and other current liabilities	1,041	(69)	972
Deferred revenue, current	15,624	141	15,765
Accumulated deficit	(8,728)	445	(8,283)

Statement of cash flows

Reported Corrections As Revised	For the Year Ended December 31, 2019
	As Previously Reported	Corrections	As Revised
Prepaid expenses and other current assets	$38	$(72)	$(34)
Accrued expenses and other current liabilities	234	(69)	165
Deferred revenue	3,428	141	3,569

Emerging Growth Company

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an EGC.

Segment Information

The Company has a single operating and reportable segment. In reaching this conclusion, management considers the definition of the chief operating decision maker (“CODM”), how the business is defined by the CODM, the nature of the information provided to the CODM and how that information is used to make operating decisions, allocate resources and assess performance. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on an aggregated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Such estimates and assumptions include the costs to be capitalized as internal-use software and their useful life, the useful lives of other long-lived assets, impairment considerations for long-lived assets, expected lease term for capital leases, calculation of the refund liability, estimates related to variable consideration, valuation of the Company’s common stock and stock options and accounting for taxes, including estimates for sales tax and VAT liability, deferred tax assets, valuation allowance and uncertain tax positions. The Company bases its estimates on historical experience and on assumptions that management considers reasonable. Future actual results could differ materially from these estimates.

Risks and Uncertainties

COVID-19

The worldwide spread of coronavirus (“COVID-19”) has created significant uncertainty in the global economy. There have been no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and as a result, the ultimate impact of COVID-19 and the extent to which COVID-19 continues to impact Backblaze’s business will depend on future developments, which are highly uncertain and difficult to predict.

Starting in April 2020, Backblaze began to acquire additional hard drives and related infrastructure equipment through capital lease agreements in order to minimize the impact of potential supply chain disruptions. The additional leased hard drives resulted in a higher balance of capital equipment and related lease liability, an increase in cash used in financing activities from principal payments, as well as higher ongoing interest and depreciation expense related to these lease agreements. While the Company has not yet experienced a supply chain disruption, such a disruption may occur in the future.

In response to the COVID-19 pandemic, in the first quarter of 2020, the Company temporarily closed its office, enabled its non-essential workforce to work remotely, and implemented travel restrictions for non-essential business. The changes Backblaze has implemented to date have not materially affected its ability to maintain operations, including financial reporting systems, internal controls over financial reporting, and disclosure controls and procedures.

The Company may also experience other impacts of the COVID-19 pandemic such as the lack of availability of the Company’s key personnel, additional temporary closures of the Company’s office or the facilities of the Company’s business partners, customers, third party service providers or other vendors, the inability to travel to markets and sell its products, and the interruption of the Company’s access to liquidity and capital or financial markets.

The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law on March 27, 2020. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security tax payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

In April 2020, the Company applied for a payroll forgiveness loan and received $2.3 million from the Small Business Administration’s (“SBA”) Paycheck Protection Program (“PPP”). The Company submitted its PPP forgiveness application in July 2020, and in June 2021 the Company received notification from the SBA that the Company’s forgiveness application of the PPP loan and accrued interest, totaling $2.3 million, was approved in full, and the Company had no further obligations related to the PPP loan. Accordingly, the Company recorded a gain on the forgiveness of the PPP loan as gain on extinguishment of debt on its statement of operations as of June 30, 2021 (unaudited). See Note 11 for details.

On March 11, 2021, the American Rescue Plan Act of 2021 (“the American Rescue Plan”) was signed into law, which included additional economic stimulus and tax credits, including the expansion of the Employee Retention Credit. Backblaze continues to examine the impact that the American Rescue Plan will have on its financial condition, results of operations, and liquidity.

While the full impact of the pandemic to the business remains unknown, Backblaze does not believe that its results of operations and financial condition have been significantly impacted as of the date of these financial statements. The Company’s potential customers, customers or partners may have experienced, or in the future could experience, downturns or uncertainty in their own business operations due to COVID-19, which may have affected or could affect purchasing and operating decisions. The Company may experience customer losses due to customer bankruptcy or cessation of operations, or other factors. In addition, the Company’s supply chain may be disrupted, or it may be unable to obtain infrastructure and related equipment essential to its business on favorable terms or at all. The Company does not yet know the full extent of potential impacts on its business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. As of the date of these financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments or the carrying value of its assets or liabilities.

Concentrations

Credit risk. Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions with investment-grade ratings. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amount recorded on the balance sheets.

Vendors. The Company acquires infrastructure equipment from third party vendors. Vendors may have limited sources of equipment and supplies which may expose the Company to potential supply and service disruptions that could harm the Company’s business. Two vendors represented in aggregate 31% of total cash disbursements during the year ended December 31, 2020, while three vendors represented 20% of the accounts payable balance as of December 31, 2020. Two vendors represented an aggregate 27% of total cash disbursements during the six months ended June 30, 2021 (unaudited), while three vendors represented an aggregate 32% of the accounts payable balance as of June 30, 2021 (unaudited).

Revenue. The Company derives substantially all of its revenue from the services operating on its Backblaze Storage Cloud platform: its Backblaze B2 Cloud Storage (“Backblaze B2”) and Backblaze Computer Backup (“Computer Backup”) offerings. The potential for severe impact to the Company’s business could result if the Company was unable to operate its platform or serve customers through its platform, for an extended period of time.

Revenue Recognition

The Backblaze Storage Cloud provides the core platform for the Company’s Backblaze B2 consumption-based offering and its Computer Backup subscription-based offering. The Company derives its revenue primarily from fees earned from customers accessing these offerings through its platform, paid monthly in arrears for consumption-based arrangements for Backblaze B2, or charged upfront for subscription-based arrangements for Computer Backup. The Company provides services to its customers under subscription-based arrangements of one month, one-year and two-years, which automatically renew at the end of the respective term.

The Company also recognizes revenue from products offered to its customers for the ability to securely restore data using a USB drive (“USB Restore”) and for migrating large data sets to its platform using its proprietary Fireball device. The Company refers to these products as its “Physical Media revenue”. Physical Media revenue was approximately 1% of the Company’s revenue for the years ended December 31, 2019 and 2020, and for the six months ended June 30, 2020 and 2021 (unaudited).

The Company’s monthly subscription arrangements do not provide customers with refund rights. One and two-year subscription arrangements are eligible for a full refund up to 30 days after subscribing. For its Physical Media revenue, the Company offers a full refund to its customers restoring data using a USB drive, if the drives are returned to the Company within 30 days of receipt. The Company recognizes revenue net of its estimate of expected customer cancellations and returns. These estimates involve inherent uncertainties and use of management’s judgment.

While the majority of the Company’s customers pay via credit card, amounts that have been invoiced are recorded in accounts receivable and in revenue, or deferred revenue, depending on whether appropriate revenue recognition criteria have been met. As the Company provides its offerings as a hosted service, it does not provide customers the contractual right to take possession of the software at any time, does not incur set up costs, nor does it charge an installation fee for its new customers.

The Company adopted Accounting Standards Codification (“ASC”) 606 on January 1, 2020 using the modified retrospective method. The Company recognized revenue in accordance with ASC 605 for the period ended December 31, 2019.

Revenue recognition under ASC 605

The Company recognizes revenue from these transactions when all of the following criteria are satisfied:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	the amount of the fees to be paid by the customer is fixed or determinable; and

•	collectability of the fees is reasonably assured.

Subscription-based arrangements revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service commences, provided that all other revenue recognition criteria have been met. Fees from consumption-based arrangements are recognized as services are delivered. Physical Media revenue is recognized as devices for restoring or migrating data are delivered or as they are being provided to customers, respectively.

The Company’s arrangements do not include multiple elements and are accounted for as one single unit of accounting.

Revenue recognition under ASC 606

The Company determines revenue recognition in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC 606”) through the following five steps:

1. Identify the contract with a customer. The Company considers the terms and conditions of the contracts and its customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors; however, as approximately 99% and 98% of the Company’s revenue was generated from customers paying via credit card during the year ended December 31, 2020 and six months ended June 30, 2021 (unaudited), respectively, the risk of non-payment is reduced.

2. Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the services and products that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. The Company’s contracts typically contain a single distinct performance obligation representing its Backblaze Storage Cloud platform offerings, which includes Computer Backup and B2 Backup services and customer support. Customers also have the option to purchase a USB device for USB Restore and rental of its Fireball device at the standalone selling price (“SSP”).

3. Determine the transaction price. The transaction price is determined based on the consideration the Company expects to receive in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. The Company’s variable consideration includes consumption-based revenue and revenue arrangements that offer the right of return. The Company offers a 30 day right of return for its 1 and 2-year subscription based arrangements and records a refund liability based on historical return data. Certain fees that are considered consideration payable to a customer are accounted for as a reduction of the transaction price. None of the Company’s contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

4. Allocate the transaction price to performance obligations in the contract. Contracts that contain multiple distinct performance obligations require an allocation of the transaction price to each performance obligation based on a relative SSP. The Company determines relative standalone selling price for performance obligations based on the price it sells a good or service separately.

5. Recognize revenue when or as the Company satisfies a performance obligation. Revenue is recognized when control of the services is transferred to the customers and in an amount that reflects the consideration the Company expects to receive in exchange for those services. Performance obligations are satisfied over time when the customer simultaneously receives and consumes the benefits as the entity performs. Revenue is generally recognized over the common measure of progress (i.e., time-based or consumption-based) for the entire performance obligation. Revenue from subscription-based arrangements is recognized on a straight-line basis over the contractual term beginning on the date that the service commences, as customers are entitled to the same benefits throughout the contractual term. Fees from consumption-based arrangements are recognized as services are delivered based on the amount of daily storage consumed. Revenue for USB Restore is recognized as USB devices are delivered to customers, and recognition through the Company’s Fireball device rental is time-based.

The Company also offers a 15-day free trial period for its subscription-based arrangements. The Company does not enter into a contract with the customer during this trial period. Under its consumption-based arrangements, the Company does not charge customers until at least 10 gigabytes of data have been stored.

The Company applied the optional exemption of not disclosing the transaction price allocated to the remaining performance obligations for its consumption-based contracts and contracts with original duration of one year or less. The non-current deferred revenue balance of $1.8 million on the Company’s balance sheet as of December 31, 2020 will be recognized in 2022. As of June 30, 2021 (unaudited), the Company’s non-current deferred revenue balance was $1.9 million, which will be recognized in 2022 and 2023.

For revenue generated from arrangements that involve third-parties, the Company evaluates whether it is the principal or the agent based on maintaining control over the services being provided and maintaining the relationship with the end-customer. Substantially all of the Company’s revenue is reported on a gross basis, as the Company is the principal.

Cost of Revenue

Cost of revenue includes costs directly associated with the delivery of services and products, which consists of expenses for providing Backblaze’s platform to its customers. These expenses include rent and utilities for operating in co-location facilities, network and bandwidth costs, shipping and handling for Physical Media revenue, depreciation of the Company’s equipment and capital lease assets in co-location facilities and other infrastructure expenses incurred in connection with its customers’ use of its services. Personnel-related costs associated with customer support and maintaining service availability include salaries, benefits, bonuses and stock-based compensation. Cost of revenue also includes credit card processing fees, amortization of capitalized internal-use software development costs and allocated overhead costs.

Research and Development Costs

Research and development costs consist primarily of personnel-related expenses associated with the Company’s research and development staff, including salaries, benefits, bonuses and stock-based compensation. Research and development costs also include consultants or professional services fees, costs related to the support and maintenance of systems used in product development, subscription services for use by its research and development organization and an allocation of its overhead costs. Research and development costs are generally expensed as incurred, unless they qualify as capitalized internal-use software.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the statements of operations. These costs were approximately $1.5 million, $1.3 million, $0.6 million and $1.1 million for the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited), respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying the enacted statutory tax rates applicable to future years to differences between the carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance to amounts that are more likely than not to be realized.

Where interpretation of the tax law may be uncertain, the Company recognizes, measures and discloses income tax uncertainties. The Company accounts for interest expense and penalties related to unrecognized tax benefits as income tax expense in its statements of operations. The Company is subject to periodic audits by the Internal Revenue Service and other taxing authorities, which may challenge tax positions taken by the Company.

Stock-based Compensation

All stock-based compensation to employees is measured on the grant date, based on the fair value of the awards on the date of grant. The Company recognizes compensation cost for its awards on a straight-line basis over the requisite service period, which is generally a vesting period of four years.

The Company uses the Black-Scholes option pricing model to measure the fair value of its stock options. The Black-Scholes option pricing model requires the use of complex assumptions, which determine the fair value of stock-based awards. If an award contains a provision whereby vesting is accelerated upon a change in control, the Company recognizes stock-based compensation expense on a straight-line basis, as a change in control is considered to be outside of its control and is not considered probable until it occurs. Forfeitures are accounted for in the period in which they occur.

Net Loss Per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. All series of the Company’s convertible preferred stock are considered to be participating securities as the holders of the preferred stock are entitled to receive a non-cumulative dividend in the event that a dividend is declared or paid on common stock. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and the convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. The dilutive effect of these potential common shares is reflected in diluted earnings per share by application of the treasury stock method. For purposes of this calculation, convertible preferred stock and options to purchase common stock are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

Cash and Cash Equivalents

Cash and cash equivalents include cash and certain highly liquid investments with original maturities of 90 days or less at the date of purchase. Cash equivalents are primarily recorded at cost, which approximates fair value due to their generally short maturities.

Fair Value of Financial Instruments

The Company measures financial assets and liabilities at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are reported under a three-level valuation hierarchy. The classification of the Company’s financial assets within the hierarchy is as follows:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets include money market funds.

Level 2—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying amounts reflected in the balance sheets for accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and other liabilities and deferred revenue approximate their respective fair values due to the short maturities of those instruments.

Accounts Receivable, Net

Accounts receivable are recorded net of an allowance for doubtful accounts, when the Company has an unconditional right to payment. The allowance for doubtful accounts is estimated based on the Company’s assessment of its ability to collect on customer accounts receivable and was not material as of December 31, 2019 and 2020, and as of June 30, 2021 (unaudited). The Company regularly reviews the allowance by considering certain factors such as historical experience, credit quality, age of accounts receivable balances and other known conditions that may affect a customer’s ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, a specific allowance is recorded against amounts due from the customer which reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The Company writes-off accounts receivable against the allowance when a determination is made that the balance is uncollectible and collection of the receivable is no longer being actively pursued.

Unbilled Accounts Receivable

Unbilled accounts receivable represents revenue recognized on contracts for which billings have not yet been presented to customers due to consumption-based usage that is billed monthly in arrears. Substantially all of the Company’s unbilled accounts receivable is charged via a credit card upon billing. Unbilled accounts receivable is included in prepaid expenses and other current assets on the balance sheets.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting and consulting fees relating to the Company’s proposed initial public offering (“IPO”), are capitalized in other assets on the balance sheet. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed immediately.

Deferred Contract Costs

Commissions paid to affiliates for new customers or customer renewals are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are recorded when earned and are amortized over the expected benefit period using the straight-line method. As renewal commission is commensurate with a commission in an initial sale, such amounts are capitalized and amortized over the stated contract term. Capitalized commission amounts expected to be recognized within one year of the balance sheet date are recorded as prepaid expenses and other current assets, and the remaining portion is recorded as other assets, on the Company’s balance sheets. Expense for commissions are included in sales and marketing expenses in the statements of operations.

Property and Equipment, Net

Property and equipment, both owned and under capital leases, are stated at cost, less accumulated depreciation, which is computed on a straight-line basis over the asset’s estimated useful life. Leasehold improvements are depreciated over the shorter of the useful life of the asset or expected lease term. Improvements that increase functionality of the asset are capitalized and depreciated over the asset’s remaining useful life. Construction-in-progress is not depreciated. Fully depreciated assets are retained in property and equipment until removed from service.

The following table presents the estimated useful lives of property and equipment:

Property and Equipment	Useful life
Data center equipment	3 - 5 years
Machinery and equipment	3 - 5 years
Computer equipment	3 - 5 years
Leasehold improvements	Shorter of useful life or expected lease term

Capitalized Internal-use Software, Net

The Company capitalizes qualifying software development costs related to new features and enhancements to the functionality of its platform and related products. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

The Company reviews its capitalization criteria for each project individually. Capitalized costs are amortized over the estimated useful life of the software, which is five years, on a straight-line basis, and represents the manner in which the expected benefit will be derived. The Company determines the useful lives of identifiable project assets after considering the specific facts and circumstances related to each project. The amortization of costs related to the platform applications is included in cost of revenue in the statements of operations.

Significant judgments related to the capitalization of internal-use software costs include determining whether it is probable that projects will result in new or additional functionality, concluding on when the application development phase starts and ends and estimating which costs, especially employee compensation costs, should be capitalized.

Impairment of Long-lived Assets

Long-lived assets with finite lives include property and equipment and capitalized internal-use software. The Company evaluates these long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group during the quarter in which the determination is made.

Deferred Revenue

The Company records deferred revenue when customer payments are received in advance of satisfying the performance obligations on the Company’s contracts. Subscription-based arrangements are generally billed and paid in advance of satisfaction of these performance obligations. Deferred revenue relating to the Company’s subscription-based arrangements that have a contractual expiration date of less than 12 months are classified as current. The Company classifies deferred revenue from services that will be provided in more than 12 months as non-current on its balance sheets.

Leases

The Company enters into capital lease arrangements for hard drives and related equipment, and operating leases for rental of co-location space in data centers and offices. The Company determines if an arrangement is or contains a lease at inception by evaluating various factors, including if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. The lease term begins on the date of initial possession of the leased asset. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease inception. Lease classification is determined at the lease commencement date. Capital leases are included in property and equipment, net, on the Company’s balance sheets.

Accounting Pronouncements Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. This new revenue standard replaces all existing revenue recognition guidance in GAAP. Subsequently, the FASB also issued a series of amendments to the new revenue standard. On January 1, 2020, the Company adopted ASC 606 using the modified retrospective method. Therefore, results for reporting periods beginning after January 1, 2020 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605. See Note 3 for further details.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, which expands the scope of Topic 718, to include share-based payments issued to non-employees for goods or services. The new standard supersedes Subtopic 505-50. The Company adopted this guidance effective January 1, 2020. The adoption did not have a material impact on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends its conceptual framework to improve the effectiveness of disclosures in notes to financial statements. The Company adopted this guidance effective January 1, 2020. The adoption did not have a material impact on the Company’s financial statements.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires the recognition of lease assets and lease liabilities arising from operating leases on the balance sheet. Subsequently, the FASB also issued a series of amendments to this new lease standard that address the transition methods available and clarify the guidance for lessor costs and other aspects of the new lease standard. The Company will adopt the standard effective January 1, 2022 and expects to adopt using the modified retrospective transition method without restating comparative periods. For non-EGCs this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for the Company for its fiscal year beginning January 1, 2023 and interim periods within that fiscal year. For non-EGCs this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. This new guidance is effective for the Company for its fiscal year beginning January 1, 2021 and interim periods within its fiscal year beginning January 1, 2022. For non-EGCs this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes, in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year beginning January 1, 2022 and interim periods within its fiscal year beginning January 1, 2023. For non-EGCs this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements.

Note 3. Revenues

Impact of the New Revenue Standard, ASC 606

The Company recorded a net reduction to accumulated deficit of $0.3 million, as of January 1, 2020 due to the cumulative impact of adopting ASC 606 and ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers. Prior to the adoption, the Company had not capitalized contract costs on its December 31, 2019 balance sheet. The following table summarizes the cumulative transition adjustments for the adoption of the new revenue standard recorded on the January 1, 2020 balance sheet to reflect the aggregate impact of capitalizing eligible contract costs under ASC 340-40 from all contracts not completed as of January 1, 2020 (in thousands).

	December 31, 2019 balance sheet	Cumulative transition adjustment for the new revenue standard	January 1, 2020 balance sheet
Assets
Prepaid expenses and other current assets	$2,023	$236	$2,259
Other assets	835	31	866
Equity
Accumulated deficit	(8,283)	267	(8,016)

The following tables summarize the impact of the new revenue standard on the Company’s statement of operations for the year ended December 31, 2020 and the balance sheet as of December 31, 2020. The impact noted in the tables below is a result of the Company’s adoption of accounting for deferred contract costs under ASC 340-40 in conjunction with its adoption of ASC 606 (in thousands).

		For the Year Ended December 31, 2020
	As reported	Impact of the new revenue standard	Results under the prior revenue standard
Operating Expenses
Sales and marketing	$11,924	$66	$11,990

		December 31, 2020
	As reported	Impact of the new revenue standard	Results under the prior revenue standard
Assets
Prepaid expenses and other current assets	$2,947	$(387)	$2,560
Other assets	809	(42)	767

Deferred Contract Costs

The Company’s amortization of deferred contract costs was $0.7 million, $0.3 million and $0.4 million during the year ended December 31, 2020 and the six months ended June 30, 2020 and 2021 (unaudited), respectively. The amount of capitalized contract costs was $0.4 million as of December 31, 2020 and June 30, 2021 (unaudited).

Deferred Revenue

The increase in the deferred revenue balance for the year ended December 31, 2020 is primarily driven by cash payments received or due in advance of satisfying performance obligations, offset by $15.8 million of revenues recognized that were included in the deferred revenue balance at the beginning of the reporting period. The Company’s deferred revenue as stated on the balance sheets presented approximate its contract liability balance as of December 31, 2019 and 2020, and June 30, 2021 (unaudited).

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by timing of revenue recognition (in thousands):

	For the Year Ended December 31,		For the Six months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Consumption-based arrangements (Backblaze B2)	$8,569	$14,240	$6,261	$10,050
Subscription-based arrangements (Computer Backup)	31,726	38,926	18,803	21,055
Physical Media	453	618	315	357

Total revenue	$40,748	$53,784	$25,379	$31,462

The Company’s consumption-based arrangements are from its Backblaze B2 offering, and its subscription-based arrangements are from its Computer Backup offering. The Company’s management and CODM reviews revenue on the basis presented above.

Revenue by geographic area, based on the location of the Company’s customers, was as follows (in thousands):

	For the Year Ended December 31,		For the Six months Ended June 30,
	2019	2020	2020	2021
			(unaudited)

United States	$30,154	$38,869	$18,506	$22,653
Other	10,594	14,915	6,873	8,809

Total	$40,748	$53,784	$25,379	$31,462

Note 4. Cash Equivalents

The Company’s cash equivalents on its balance sheets included money market funds with an amortized cost and estimated fair value of $1.8 million, $2.7 million and less than $0.1 million as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively. The Company had no debt or equity investment securities during the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited).

Note 5. Fair Value Measurements

The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of December 31, 2019 and 2020, and as of June 30, 2021 (unaudited) (in thousands):

	Level 1			Total
	December 31,		June 30,	December 31,		June 30,
	2019	2020	2021	2019	2020	2021
			(Unaudited)			(Unaudited)
Cash equivalents:
Money market funds	$1,793	$2,651	$44	$1,793	$2,651	$44

Total	$1,793	$2,651	$44	$1,793	$2,651	$44

Fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets. There were no Level 2 or 3 fair value measurements as of December 31, 2019 and 2020, and June 30, 2021 (unaudited).

Note 6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Unbilled accounts receivable	$509	$841	$1,048
Prepaid expenses	441	643	477
Prepaid subscriptions	528	276	717
Capitalized commissions	—	315	305
Receivable from payment processor	517	268	382
Prepaid data migration fees	—	71	127
Deposits	25	19	—
Other	3	514	347

Total prepaid expenses and other current assets	$2,023	$2,947	$3,403

Note 7. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Data center equipment	$8,859	$10,538	$10,211
Leased data center equipment	34,445	51,852	50,719
Machinery and equipment	3,329	4,369	5,947
Computer equipment	809	1,176	1,234
Leasehold improvements	450	876	876
Construction-in-process	280	2,358	4,063

Total property and equipment	48,172	71,169	73,050
Less: accumulated depreciation	(23,341)	(32,423)	(35,899)

Total property and equipment, net	$24,831	$38,746	$37,151

Depreciation expense was $8.4 million, $11.7 million, $5.2 million and $7.2 million for the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited), respectively. For the Company’s equipment under capital leases, accumulated depreciation was $13.0 million, $19.6 million and $22.0 million as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively. The carrying value of the Company’s equipment under capital lease agreements was $21.4 million, $32.3 million and $28.7 million as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively.

During 2019, the Company disposed of long-lived assets, consisting of hard drives used in its co-located data center, which resulted in a gain of less than $0.2 million. During 2020, the Company recorded a loss of less than $0.1 million as a result of disposing of certain hard drives. During the six months ended June 30, 2020 and 2021 (unaudited), no material gain or loss was realized related to the disposal of long-lived assets. These disposals occurred in the ordinary course of business, as the Company continuously evaluates its requirements for operating its data centers. The loss and gain are recorded as general and administrative expenses in the Company’s statements of operations for the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited).

As of December 31, 2019 and 2020, and June 30, 2021 (unaudited), substantially all of the Company’s assets were held in the United States.

Note 8. Capitalized Internal-use Software, Net

Capitalized internal-use software, net consisted of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Developed software	$5,965	$8,593	$10,366
Software purchased for internal-use	35	466	757

Total capitalized internal-use software	6,000	9,059	11,123
Less: accumulated amortization	(2,122)	(3,377)	(4,206)

Total capitalized internal-use software, net	$3,878	$5,682	$6,917

Amortization expense of capitalized internal-use software was $0.9 million, $1.2 million, $0.5 million and $0.8 million for the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited), respectively. Amortization of developed software and software purchased for internal use are included in cost of revenue and general and administrative expense, respectively, in the Company’s statements of operations for the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited).

As of December 31, 2020, future amortization expense is expected to be as follows (in thousands):

Year Ending December 31,
2021	$1,579
2022	1,374
2023	1,166
2024	918
2025	430
Thereafter	215

Total	$5,682

As of June 30, 2021 (unaudited), future amortization expense is expected to be as follows (in thousands):

Year Ending December 31,
(unaudited)
Remainder of 2021	$862
2022	1,767
2023	1,588
2024	1,324
2025	858
Thereafter	518

Total	$6,917

Note 9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		June 30,
	2019	2020	2021
			(unaudited)
Accrued compensation	$389	$1,295	$920
Accrued sales tax	263	598	832
Accrued expenses	235	1,284	1,432
Accrued income tax	18	5	141
Other	67	414	355

Accrued expenses and other current liabilities	$972	$3,596	$3,680

Note 10. Commitments and Contingencies

Capital Leases

The Company enters into capital lease arrangements to obtain hard drives and related equipment for its data center operations. The term of these agreements primarily range from three to four years and certain of these arrangements have optional renewals. Contingent rental payments are generally not included in the Company’s lease agreements. The leases are generally secured by the underlying leased equipment.

The future minimum commitments for these capital leases as of December 31, 2020 were as follows (in thousands):

Year Ending December 31,
2021	$14,153
2022	10,597
2023	8,264
2024	1,135
2025	—
Thereafter	—

Total future minimum lease payments	34,149

Less imputed interest	(4,943)

Total liability	$29,206

For the Company’s assets acquired through capital lease agreements, depreciation expense was $6.1 million, $9.2 million, $4.3 million and $6.0 million for the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited), respectively, which is included in cost of revenue in its statements of operations. There have been no material changes to the Company’s capital lease commitments during the six months ended June 30, 2021 (unaudited).

During the six months ended June 30, 2021 (unaudited), the Company entered into two sale-leaseback arrangements with vendors to provide approximately $2.9 million in cash proceeds for previously purchased hard drives and related equipment. The Company concluded the related lease arrangements would be classified as lease financing obligations as it has the option to repurchase the assets at their fair value at a future date. Therefore, the transaction was deemed a failed sale-leaseback and was accounted for as a financing arrangement. The assets continue to be depreciated over their useful lives, and payments are allocated between interest expense and repayment of the financing liability. As of June 30, 2021 (unaudited), the future minimum payments related to the lease agreements was approximately $3.3 million, which are payable in the amount of $0.4 million, $0.8 million, $0.8 million, $0.8 million and $0.4 million during the years ended December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

Operating Leases

The Company leases its facilities for data centers and office space under non-cancelable operating leases with various expiration dates. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments. Contingent rental payments are generally not included in the Company’s lease agreements.

The future minimum commitments for these operating leases as of December 31, 2020 were as follows (in thousands):

Year Ending December 31,
2021	$3,708
2022	2,101
2023	1,802
2024	1,434
2025	1,284
Thereafter	7,123

Total	$17,452

There have been no material changes to the Company’s operating lease commitments during the six months ended June 30, 2021 (unaudited).

Rental expense related to the Company’s operating leases was approximately $2.8 million for the year ended December 31, 2019, of which $2.5 million and $0.3 million is included in cost of revenue and general and administrative expenses in its statement of operations, respectively. Rental expense related to the Company’s operating leases was approximately $5.2 million for the year ended December 31, 2020, of which $4.6 million and $0.6 million is included in cost of revenue and general and administrative expenses in its statement of operations, respectively.

Rental expense related to the Company’s operating leases was approximately $2.4 million for the six months ended June 30, 2020 (unaudited), of which $2.1 million and $0.3 million is included in cost of revenue and general and administrative expenses in its statement of operations, respectively. Rental expense related to the Company’s operating leases was approximately $3.2 million for the six months ended June 30, 2021 (unaudited), of which $3.0 million and $0.2 million is included in cost of revenue and general and administrative expenses in its statement of operations, respectively.

In December 2020, the Company ceased use of an existing operating lease agreement for office space and recognized a one-time charge of $0.6 million for the remaining payments under the agreement. The one-time loss was recorded as general and administrative expense in the Company’s statement of operations. The current portion of the remaining obligation from the operating lease agreement is recorded in accrued expenses and other current liabilities and the non-current portion is recorded in other long-term liabilities on the Company’s balance sheet.

Other Contractual Commitments

Other non-cancellable commitments relate mainly to infrastructure agreements used to facilitate the Company’s operations. As of December 31, 2020, the Company had future minimum payments under the Company’s non-cancelable purchase commitments of $0.8 million payable during the year ending December 31, 2021. As of June 30, 2021 (unaudited), the Company had non-cancelable purchase commitments of $0.8 million payable during the year ending December 31, 2021.

401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company contributed $0.5 million, $0.7 million, $0.3 million and $0.5 million to the 401(k) plan for the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited), respectively.

Legal Matters

The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position, results of operations or cash flows. However, the results of legal proceedings are inherently unpredictable and if an unfavorable ruling were to occur in any of the current legal proceedings there exists the possibility of a material adverse effect on the Company’s financial position, results of operations and cash flows.

Sales Tax

The Company undertook an analysis of its sales tax exposure based on the South Dakota vs. Wayfair case whereby the U.S. Supreme Court determined that physical presence was not required to determine the potential exposure a company has for sales tax purposes. Based on the Company’s initial analysis, its total accrual for sales tax payable was $0.3 million, $0.6 million and $0.8 million as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively, which includes estimated amounts for penalties and interest.

Accrued VAT Liability

The Company has calculated a liability for uncollected and unpaid VAT, which is generally assessed by various taxing authorities on services the Company provides to its customers. The Company accrues an amount that it considers probable to be collected and can be reasonably estimated. Based on the Company’s analysis, its total accrual for VAT tax payable was $1.7 million, $1.5 million and $2.0 million as of December 31, 2019 and 2020, and June 30, 2021 (unaudited), respectively, which includes estimated amounts for penalties and interest.

Note 11. Debt

Credit Facility

On October 11, 2017, the Company entered into a $15.0 million revolving credit agreement with HomeStreet Bank. Under this agreement, amounts available to be borrowed are based on the lesser of

$15.0 million or the Company’s trailing four month’s monthly recurring revenue multiplied by a retention rate as defined in the agreement. Advances on the line of credit bear interest payable monthly at the Wall Street Journal prime rate plus 0.25%. Borrowings are secured by substantially all of the Company’s assets, with limited exceptions. As of December 30, 2020, the Company was in compliance with covenants under the agreement. As of December 31, 2020 the total amount available to the Company to be borrowed was $15.0 million and the Company had no outstanding balance on this credit facility.

During April 2021, the Company amended its revolving credit agreement. Under this amendment, among other things, (i) amounts available to be borrowed are based on the lesser of $10.0 million or the Company’s trailing four months monthly recurring revenue multiplied by a retention rate set forth in the amendment and (ii) advances on the line of credit bear interest payable monthly at the Wall Street Journal prime rate plus 1.00%. The revolving credit agreement, as amended, matures on June 1, 2022. Since entering into this amendment, the Company drew down on this credit facility and had an outstanding balance of $3.5 million as of June 30, 2021 (unaudited) with an annual interest rate of approximately 4.25%. As of June 30, 2021 (unaudited), the total amount available to the Company to be borrowed was $6.5 million, and it was in compliance with covenants under the agreement.

Paycheck Protection Program

On April 22, 2020, the Company received approximately $2.3 million in funding through the U.S. Small Business Administration’s Paycheck Protection Program that was part of the CARES Act that was signed into law in March 2020. The interest rate on the loan is 1.00% per year and matures in April 2022. The note is payable in monthly installments of principal and interest, beginning in August 2021. The note may be repaid at any time with no payment penalty. The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account its current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business.

PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP which is dependent upon the Company having initially qualified for the loan. The loans issued under PPP are subject to forgiveness to the extent proceeds are used for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest expenses incurred or paid, pursuant to the terms and limitations of the PPP. An application to forgive the entire amount was submitted with the lender in July 2020. Any request for forgiveness is subject to review and approval by the lender and the SBA. Further, the SBA has stated that all PPP loans in excess of $2.0 million, and other PPP loans as appropriate, will be subject to review by the SBA for compliance with program requirements. If the SBA determines in the course of its review that a borrower lacked an adequate basis for the required certification concerning the necessity of the loan request or the subsequent use of loan proceeds, the SBA will seek repayment of the PPP loan, including interest and potential penalties.

The Company recognized the entire loan amount as a financial liability, with interest accrued and expensed over the term of the loan.

In June 2021, the Company received notification from the SBA that the Company’s forgiveness application of the PPP loan and accrued interest, totaling $2.3 million, was approved in full, and the Company has no further obligations related to the PPP loan. Accordingly, the Company recorded the forgiveness of the PPP loan as gain on extinguishment of debt on its statement of operations. While the Company believes its loan was properly obtained and forgiven, there can be no assurance regarding the outcome of an SBA review. The Company has not been informed that a review will occur and has not accrued any liability associated with the risk of an adverse SBA review.

Note 12. Convertible Preferred Stock

Convertible preferred stock is carried at its issuance price, net of issuance costs.

As of December 31, 2019 and 2020, and June 30, 2021 (unaudited), convertible preferred stock consisted of the following (in thousands, except share data):

	Shares authorized	Shares issued and outstanding	Carrying value	Aggregate liquidation preference
Preferred stock:
Series 1	700,000	368,305	$350	$350
Series A	295,598	295,598	1,131	1,250
Series A-1	538,414	269,207	1,303	1,252

Total	1,534,012	933,110	$2,784	$2,852

As of December 31, 2019 and 2020, and June 30, 2021 (unaudited), the Company had 2,500,000 shares of preferred stock authorized, of which 965,988 was undesignated. Significant rights and preferences of the above convertible preferred stock are as follows:

Conversion. Each share of convertible preferred stock is convertible, at the option of the holder, into one share of common stock as determined by dividing its original price per share for the relevant series, plus any accrued but unpaid dividends on such shares, by the conversion price for such series. The conversion price of the Series 1 Preferred shall be $0.9503, the Series A Preferred shall be $4.23 and the Series Preferred A-1 shall be $4.65. Each share of convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon (i) the written request of a majority of the outstanding shares of convertible preferred stock voting together as a single class on an as-if-converted basis or (ii) the closing of a firmly underwritten public offering of common stock with gross proceeds of at least $50 million.

Voting. The holders of convertible preferred stock are entitled to one vote per share, which is the same number of votes per share as common stock into which the convertible preferred stock is convertible. The holders of convertible preferred stock vote together as one class with the holders of common stock.

Dividends. Holders of convertible preferred stock shall be entitled to receive, when, as, and if declared by the Board of Directors (the “Board”), but only out of funds that are legally available therefor, cash dividends. Such dividends shall be payable on a pari passu basis and only when, as, and if declared by the Board and shall be non-cumulative. No dividends on convertible preferred stock or common stock have been declared by the Board through December 31, 2020 and June 30, 2021 (unaudited).

Liquidation preference. In the event of any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the holders of convertible preferred stock shall be entitled, before any distribution or payment shall be made to the holders of common stock, to be paid out of the assets of the Company legally available for distribution for each share of convertible preferred stock, an amount per share of convertible preferred stock equal to the sum of the original issuance price plus all declared and unpaid dividends on such convertible preferred stock. Shares of convertible preferred stock shall not be entitled to be converted into shares of common stock in order to participate in any distribution as shares of common stock without first foregoing participation in such distribution as shares of convertible preferred stock. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of the convertible preferred stock, then the assets shall be distributed among the holders of convertible preferred stock on a pari passu basis, in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preference to convertible preferred stockholders, the remaining assets of the corporation legally available for distribution to stockholders will be distributed ratably to the holders of common stock.

Classification. The convertible preferred stock is contingently redeemable upon certain deemed liquidation events such as a change in control or an involuntary winding-up or dissolution of the Company. The convertible preferred stock is not mandatorily redeemable, but since a deemed liquidation event would constitute a redemption event outside of the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity in mezzanine equity on the balance sheets.

Note 13. Stockholders’ Deficit

Common Stock. The Company has one class of common stock. The common stock is entitled to one vote per share. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the Board of Directors. Common stock is subordinate to the convertible preferred stock with respect to dividend rights and rights upon certain deemed liquidation events.

The Company had reserved shares of common stock for future issuance as follows:

	December 31,	June 30,
	2020	2021
		(unaudited)
Convertible preferred stock	933,110	933,110
2011 Equity Incentive Plan
Options outstanding	3,169,371	3,675,259
Shares available for future grants	240,372	145,097

Total	4,342,853	4,753,466

Equity Incentive Plan. In 2011, the Company’s Board approved the adoption of the 2011 Stock Plan (the “Plan”). The Plan provides for the grant of stock-based awards to employees, non-employee directors and other service providers of the Company. During May 2019, the Company’s Board approved an increase to the number of authorized shares under the Plan by 500,000. Following the increase, the Plan had 2,700,000 shares authorized as of December 31, 2019. During April 2020, the Company’s Board approved an increase to the number of authorized shares under the Plan by 750,000. Following the increase, the Plan had 3,450,000 shares authorized as of December 31, 2020. During March 2021, the Company’s Board approved an increase to the number of authorized shares under the Plan by 500,000. Following the increase, the Plan had 3,950,000 shares authorized as of June 30, 2021.

Stock Options. Stock options granted under the Plan generally vest based on continued service over four years and expire ten years from the date of grant.

A summary of stock option activity under the Plan and related information is as follows (in thousands, except share, price and year data):

	Shares available for grant	Outstanding Stock Options	Weighted- average exercise Price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Balance as of December 31, 2018	168,770	1,996,010	$6.49	7.00	$5,273
Shares authorized	500,000
Granted	(438,500)	438,500	9.26
Exercised	—	—	—
Cancelled	59,511	(59,511)	8.74

Balance as of December 31, 2019	289,781	2,374,999	$6.94	6.53	$5,834

Vested and exercisable as of December 31, 2019		1,586,167	$6.10	5.37	$5,230

Shares authorized	750,000
Granted	(921,426)	921,426	11.53
Exercised	—	(5,037)	3.71
Cancelled	122,017	(122,017)	9.60

Balance as of December 31, 2020	240,372	3,169,371	$8.18	6.52	$36,889

Vested and exercisable as of December 31, 2020		1,963,368	$6.59	4.89	$25,980

Shares authorized (unaudited)	500,000
Granted (unaudited)	(649,800)	649,800	22.87
Exercised (unaudited)	—	(89,387)	2.20
Cancelled (unaudited)	54,525	(54,525)	11.88

Balance as of June 30, 2021 (unaudited)	145,097	3,675,259	$10.87	6.79	$93,135

Vested and exercisable as of June 30, 2021 (unaudited)		2,117,166	$7.12	5.01	$61,582

The weighted-average grant-date fair value of options granted was $4.26, $8.65 and $17.21 during the years ended December 31, 2019 and 2020 and six months ended June 30, 2021 (unaudited), respectively. The aggregate grant-date fair value of options vested was $1.4 million, $1.5 million and $1.5 million during the years ended December 31, 2019 and 2020 and six months ended June 30, 2021 (unaudited), respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock.

In June 2021, the Company issued full-recourse promissory notes to four employees of the Company for an aggregate principal amount of $48.0 thousand with an interest rate of 0.13% per annum. All of the principal was used to exercise options for 65,146 shares of the Company’s common stock. As of June 30, 2021 (unaudited) the Company has accounted for the notes as a deduction from stockholders’ deficit.

Note 14. Stock-Based Compensation

The following table summarizes the Black-Scholes option pricing model weighted-average assumptions used in estimating the fair value of stock options granted to employees during the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited):

	December 31,		June 30,
	2019	2020	2020	2021
			(unaudited)
Expected term (in years)	6.0	5.9	6.0	6.0
Expected volatility	46.0%	48.9%	48.6%	49.2%
Risk-free interest rate	1.97%	0.46%	0.41%	1.09%

Expected term. For stock options considered to be “plain vanilla” options, the Company estimates the expected term based on the simplified method, which is essentially the weighted average of the vesting period and contractual term, as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term.

Expected volatility. The Company performed an analysis using the average volatility of a peer group of representative public companies with sufficient trading history over the expected term to develop an expected volatility assumption.

Risk-free interest rate. Based upon quoted market yields for the United States Treasury debt securities for a term consistent with the expected life of the awards in effect at the time of grant.

Expected dividend yield. Because the Company has never paid and has no intention to pay cash dividends on common stock, the expected dividend yield is zero.

Fair value of underlying common stock. Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

Stock-based compensation expense included in the statement of operations was as follows (in thousands):

	For the Year Ended December 31,		For the Six months Ended June 30,
	2019	2020	2020	2021
			(unaudited)

Cost of revenue	$130	$100	$23	$194
Research and development	549	750	341	911
Sales and marketing	546	670	249	568
General and administrative	162	359	130	490

Total stock-based compensation expense	$1,387	$1,879	$743	$2,163

During the years ended December 31, 2019 and 2020 and six months ended June 30, 2020 and 2021 (unaudited), the Company capitalized $0.1 million, $0.2 million, $0.1 million and $0.1 million, respectively, of stock-based compensation for the development of internal-use software. As of December 31, 2020, total compensation cost related to stock options not yet vested was $8.5 million, which will be recognized over a weighted-average period of 2.9 years. As of June 30, 2021 (unaudited), total compensation cost related to stock options not yet vested was approximately $16.9 million, which will be recognized over a weighted-average period of approximately 3.0 years.

During the years ended December 31, 2019 and 2020 and six months ended June 30, 2021 (unaudited), the Company’s Board approved modifications to extend the exercise period of vested options for certain terminated employees by the earlier of five years from the employee’s termination date or the option expiration date. The modification was effective upon the Board’s approvals, which resulted in incremental stock-based compensation expense during both years. As a result, the Company recognized an incremental $0.2 million, $0.1 million and $0.1 million in stock-based compensation during the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021 (unaudited), respectively. There were no modifications during the six months ended June 30, 2020 (unaudited).

Note 15. Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of these participating securities do not have a contractual obligation to share in the losses of the Company.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive common stock equivalents during the period. For purposes of this calculation, the Company’s convertible preferred stock and stock options are considered to be potential common stock equivalents, but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Numerator:
Net loss attributable to common stockholders	$(996)	$(6,623)	$(1,345)	$(6,106)

Denominator for basic and diluted net loss per share:
Weighted-average shares used in computing net loss per share attributable to common stockholders – basic and diluted	5,165,770	5,169,284	5,167,756	5,192,205

Net loss per share attributable to common stockholders – basic and diluted	$(0.19)	$(1.28)	$(0.26)	$(1.18)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been antidilutive. The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Convertible preferred stock	933,110	933,110	933,110	933,110
Stock options	2,374,999	3,169,371	2,765,173	3,675,259

Total	3,308,109	4,102,481	3,698,283	4,608,369

Note 16. Income Taxes

The following table presents the components of net loss before income taxes:

	For the Year Ended December 31,
	2019	2020
United States	$(980)	$(6,618)

Loss before provision for income taxes	$(980)	$(6,618)

The provision for income taxes for the years ended were as follows (in thousands):

	As of December 31,
	2019	2020
Current
Federal	$—	$—
State	16	5

Total current	16	5

Deferred:	—	—
Federal	—	—

State	—	—

Total provision	$16	$5

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate (in thousands, except percentages):

	For the Year Ended December 31,
	2019		2020
Statutory federal income (benefit) rate	$(206)	(21)%	$(1,390)	(21)%
Increase (decrease) resulting from:
State income tax rate	(170)	(17)%	(436)	(7)%
Change in valuation allowance	472	48%	2,113	32%
Permanent items	158	16%	28	—
Tax credits	(461)	(47)%	(491)	(7)%
Stock-based compensation	261	27%	417	6%
Fixed assets	—	—	(414)	(6)%
Other	(38)	(4)%	178	3%

Effective tax rate	$16	2%	$5	—

The components of the Company’s deferred tax assets and liabilities consisted of (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$5,759	$10,006
R&D credit carryforwards	2,097	2,919
Stock based compensation	295	287
Accruals and other	522	772

	8,673	13,984
Valuation allowance	(3,443)	(5,557)

Total deferred tax asset	5,230	8,427

Deferred tax liability:
Fixed assets	(4,299)	(7,050)
Capitalized internal-use software	(931)	(1,377)

Total deferred tax liability	$(5,230)	$(8,427)

Net deferred tax asset/(liability)	—	—

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of net deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. ASC 740 requires that the tax benefit of net operating losses (“NOLs”), temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Management believes that realization of the deferred tax assets arising from the above-mentioned future tax benefits from operating loss carryforwards is currently not more likely than not and, accordingly, has provided a valuation allowance.

The valuation allowance increased by $2.1 million and $0.5 million during the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, the Company had federal and state NOL carryforwards of $45.1 million and $8.5 million, respectively. The federal NOL carryforwards consisted of $16.0 million generated before January 1, 2018, which will begin to expire in 2034 but are able to offset 100% of taxable income and $29.1 million generated after December 31, 2017 that will carryforward indefinitely but will be subject to 80% taxable income limitation beginning in tax years after December 31, 2020 as provided by the CARES Act.

The Company has federal research and development (“R&D”) credit carryforwards of $2.3 million which will begin to expire in 2032 and California R&D credit carryforwards of $1.3 million which do not expire. The Company also has $0.1 million of California enterprise zone credits which will begin to expire in 2028.

The utilization of NOLs and tax credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. Under Sections 382 and 383 of the Internal Revenue Code (“IRC”), a corporation that undergoes an ownership change may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes otherwise available to offset future taxable income and/or tax liability. An ownership change is defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three-year period. The Company has not completed a formal study to determine if any ownership changes within the meaning of IRC Sections 382 and 383 have occurred. If an ownership change has occurred, the Company’s ability to use its NOLs or tax credit carryforwards may be restricted, which could require the Company to pay federal or state income taxes earlier than would be required if such limitations were not in effect.

On March 27, 2020, the CARES Act was signed into law. Among some of the items that the CARES Act affects are changes to NOL limitations, NOL carryforward and carryback periods, changes to interest limitations, and depreciation of qualified improvement property. The tax provisions under the CARES Act do not have a material impact on the income tax provision for the year ended December 31, 2020 given the existence of the full valuation allowance.

On June 29, 2020, California State Assembly Bill 85 (the “Trailer Bill”) was enacted which suspends the use of California NOL deductions and certain tax credits, including research and development tax credits, for the 2020, 2021, and 2022 tax years. The Trailer Bill did not have a material impact on the Company’s financial statements as of December 31, 2020.

On December 27, 2020, the Consolidated Appropriations Act of 2021 (“CAA”), a tax, funding, and spending bill was signed into law. The Company has reviewed the legislation and it does not believe the CAA will materially impact its 2020 income tax provision.

Uncertain Income Tax Positions

The total amount of unrecognized tax benefits as of December 31, 2020 was $0.6 million which related to federal and California R&D credits. If recognized, none of the unrecognized tax benefits would affect the effective tax rate. The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

Balance at December 31, 2019	$421

Tax positions related to the current year:
Additions	163
Reductions	—
Tax positions related to the prior year:
Additions	—
Reductions	—
Settlements	—
Lapses in statute	—

Balance at December 31, 2020	$584

The Company’s policy is to account for interest and penalties as income tax expense. As of December 31, 2020, the Company had no interest related to unrecognized tax benefits. No amounts of penalties related to unrecognized tax benefits were recognized in the provision for income taxes. The Company does not anticipate any significant change within twelve months of this reporting date.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal and state income tax examination for calendar tax years beginning in 2007 due to NOLs that are being carried forward for tax purposes.

Six months Ended June 30, 2020 and 2021 (unaudited)

The Company is subject to U.S. federal and state income taxes as a corporation. The Company’s tax provision and the resulting effective tax rate for interim periods is determined based upon its estimated annual effective tax rate adjusted for the effect of discrete items arising in that quarter.

The effective tax rate for the six months ended June 30, 2020 and 2021 (unaudited) was zero as the Company has incurred continuous operating losses. The Company recorded a $0.1 million provision for income taxes during the six months ended June 30, 2021 (unaudited), which includes an immaterial out of period correction of $0.2 million relating to the limitation of the NOLs as of December 31, 2020. The charge represents the limitation on post-2017 federal NOLs which are limited to 80% beginning in years after December 31, 2020.

Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using statutory rates. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, we have recorded a full valuation allowance against our otherwise recognizable net deferred tax assets

Note 17. Subsequent Events

The Company has evaluated subsequent events through May 11, 2021, the date the financial statements for the years ended December 31, 2019 and 2020 were available to be issued, for both conditions existing and not existing at December 31, 2020, and concluded there were no subsequent events to disclose in the financial statements, except as follows:

Since December 31, 2020, the Company has entered into various capital lease agreements for acquiring infrastructure equipment to operate its core business. The Company’s future minimum commitment under these agreements total approximately $5.0 million and extend through 2025.

During March 2021, the Company’s Board approved an increase to the number of authorized shares under the Plan by 500,000. Following the increase, the Plan had 3,950,000 shares authorized.

During March 2021, the Company issued stock options with service-based vesting conditions to purchase 333,800 shares of common stock to its employees at an exercise price of $19.82. The service-based vesting condition for these awards is satisfied over four years with a cliff vesting period of one year and continued vesting thereafter. As of December 31, 2020, the Company estimates total unrecognized compensation cost related to these awards is approximately $3.1 million and will be recognized over four years.

During March 2021, the Company entered into an agreement with a certain lessor for the ability to lease additional equipment under similar terms as outstanding capital leases with the lessor. Currently, the total amount of leasing capacity with this lessor is approximately $10.0 million.

During April 2021, the Company entered into an amendment to its revolving credit agreement with HomeStreet Bank. See Note 11 for further details regarding this agreement.

Note 18. Subsequent Events (Unaudited)

In preparing the unaudited interim financial statements for the six months ended June 30, 2020 and 2021, the Company has evaluated subsequent events through September 17, 2021, the date the financial statements were available to be issued, for both conditions existing and not existing at June 30, 2021, and concluded there were no subsequent events to disclose in the financial statements, except as follows:

Since June 30, 2021, the Company has entered into various capital lease agreements for acquiring infrastructure equipment to operate its core business. The Company’s future minimum commitment under these agreements total approximately $4.5 million and extend through 2024.

Since June 30, 2021, the Company has entered into an operating lease agreement for office space. The Company’s future minimum commitment under the agreement totals approximately $1.4 million and extends through 2023.

During August 2021, the Company issued investors convertible notes (the “Security”) in the amount of $10.0 million. The Security is classified as a Simple Agreement for Future Equity agreement (“SAFE”). The convertible notes are automatically convertible into shares of the Company’s Class A common stock upon the completion of an initial public offering (or other liquidity event if sooner) at a discounted price to the value of its common stock at the time of such event. The discount shall initially be equal to 10% and shall increase by an additional 10% annually following the effective date, subject to a maximum discount of 50%. The discount shall be adjusted pro-rata on a monthly basis, increasing on the monthly anniversary of the effective date of the agreement. Interest shall accrue at the simple rate of 5% per annum of the outstanding amount commencing upon the effective date of the agreement and continuing until the outstanding principal amount has been paid in full or converted. The accrued interest shall be added to the purchased amount upon conversion into equity. If there is a change of control event prior to the termination of this SAFEs, the SAFEs will automatically become due.

During August 2021, the Company’s Board approved an increase to the number of authorized shares under the 2011 Stock Plan by 50,000. Following the increase, the 2011 Stock Plan had 4,000,000 shares authorized.

During August 2021, the Company issued 181,900 stock options with service-based vesting conditions to certain employees and non-employee directors. The service-based vesting condition for these awards is satisfied over four years with a cliff vesting period of one year and continued vesting thereafter.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

            Shares

Class A Common Stock

PRELIMINARY    PROSPECTUS

Oppenheimer & Co.	William Blair	Raymond James

JMP Securities	B. Riley Securities

Lake Street

                    , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable in connection with this offering. All amounts are estimates except the SEC registration fee, the FINRA filing fee, and the NASDAQ Global Market listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee		$9,270
FINRA filing fee		15,500
NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our Amended and Restated Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our Amended and Restated Certificate of Incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our Amended and Restated Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our Amended and

Restated Bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is included as Exhibit 10.1 to this registration statement. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our Amended and Restated Bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 2.8 of our amended and restated investors’ rights agreement (the IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2018 we have issued the following unregistered securities (after giving effect to the conversion of our common stock into Class B common stock):

We have granted to our non-employee directors, officers, employees, consultants, and other service providers an aggregate of 2,786,626 shares of our Class B common stock at a per share purchase prices ranging from $7.62 to $36.21 pursuant to exercises of options granted under our 2011 Plan, for an aggregate exercise price of approximately $40,915,891.

In August 2021, we issued $10.0 million of convertible notes (which we also refer to as a Simple Agreement for Future Equity agreement (SAFE)) in a private financing round. Upon the completion of this offering, the convertible notes will automatically convert into                  shares of Class A common stock of the Company at a per share price of $                 , which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering.

3.3	Bylaws of Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering.

4.1*	Form of Registrant’s common stock certificate.

4.2	Amended and Restated Investors’ Rights Agreement, dated July 29, 2013 by and among the Registrant and the other parties thereto.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.2	2011 Stock Plan, as amended, and forms of agreements thereunder.

10.3*	2021 Equity Incentive Plan and form of agreements thereunder.

10.4*	2021 Employee Stock Purchase Plan.

10.5	Offer Letter, dated February 14, 2020, by and between the Company and Frank Patchel.

10.6†	Loan and Security Agreement, dated October 11, 2017, by and between the Company and HomeStreet Bank, as amended by that certain Amendment No. 1 to Loan and Security Agreement, dated November 26, 2019, that certain Amendment No. 2 to Loan and Security Agreement, dated December 19, 2020 and that certain Amendment No. 3 to Loan and Security Agreement, dated April 5, 2021.

10.7	Form of Simple Agreement for Future Equity, by and between the Company and certain of its investors.

23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
†

Pursuant to Item 601(a)(10) of Regulation S-K, certain exhibits and schedules to this agreement have been omitted. The Company hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits and/or schedules.

(b) Financial Statement Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on this 18th day of October, 2021.

Backblaze, Inc.

/s/ Gleb Budman
Gleb Budman Chief Executive Officer and Chairperson

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gleb Budman, Frank Patchel and Tom MacMitchell, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any registration statement related thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gleb Budman	Chief Executive Officer and Chairperson (Principal Executive Officer)	October 18, 2021
Gleb Budman

/s/ Frank Patchel	Chief Financial Officer (Principal Financial and Accounting Officer)	October 18, 2021
Frank Patchel

/s/ Brian Wilson	Chief Technology Officer and Director	October 18, 2021
Brian Wilson

/s/ Timothy Nufire	Chief Cloud Officer and Director	October 18, 2021
Timothy Nufire

/s/ Jocelyn Carter-Miller	Director	October 18, 2021
Jocelyn Carter-Miller

/s/ Barbara Nelson	Director	October 18, 2021
Barbara Nelson

/s/ Earl E. Fry	Director	October 18, 2021
Earl E. Fry

/s/ Evelyn D’An Evelyn D’An	Director	October 18, 2021